AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 19, 2013
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
 Valero Energy Partners LP

(Exact name of registrant as specified in its charter)

Delaware	4610	46-3263598
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
One Valero Way
San Antonio, Texas 78249
(210) 345-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Jay D. Browning
Senior Vice President and General Counsel
Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249
(210) 345-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Gerald M. Spedale Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229-1234	William N. Finnegan IV Sean T. Wheeler Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (do not check if a smaller reporting company)	Smaller reporting company ☐

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common units representing limited partner interests	$345,000,000	$47,058

(1)	Includes common units issuable upon exercise of the underwriters’ option to purchase additional common units.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Prospectus     Subject to completion, dated September 19, 2013
Common Units
Representing Limited Partner Interests
This is an initial public offering of common units representing limited partner interests of Valero Energy Partners LP. We were recently formed by Valero Energy Corporation (“Valero”), and no public market currently exists for our common units. We are offering          common units in this offering. We expect that the initial public offering price will be between $        and $         per common unit. We intend to apply to list our common units on the New York Stock Exchange under the symbol “VLP .” We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act.
As a result of certain laws and regulations to which we are or may in the future become subject, we may require owners of our common units to certify that they are both U.S. citizens and subject to U.S. federal income taxation on our income. If you are not both a citizenship eligible holder and a rate eligible holder, your common units may be subject to redemption.
Investing in our common units involves a high degree of risk. Before buying any common units, you should carefully read the discussion of material risks of investing in our common units in “Risk Factors” beginning on page 21. These risks include the following:

•
Valero accounts for all of our revenues. Therefore, we are subject to the business risks associated with Valero’s business. Furthermore, if Valero changes its business strategy, is unable for any reason, including financial or other limitations, to satisfy its obligations under our commercial agreements or significantly reduces the volumes transported through our pipelines or terminals, our revenues would decline and our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders would be materially and adversely affected.

•
We may not have sufficient distributable cash flow following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay minimum quarterly distributions or any distribution to our unitholders.

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Valero may suspend, reduce or terminate its obligations under our commercial agreements in certain circumstances, including events of force majeure, and may avoid payments under such agreements in certain circumstances, which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

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A material decrease in the refining margins at Valero’s refineries supported by our assets could cause Valero to reduce the volume of crude oil refined in such refineries which, in turn, could materially reduce the volumes of crude oil and refined petroleum products that we transport and terminal for Valero, which could materially and adversely affect our financial condition, results of operations and ability to make cash distributions to our unitholders.

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Our general partner and its affiliates, including Valero, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our unitholders. Additionally, we have no control over the business decisions and operations of Valero, and Valero is under no obligation to adopt a business strategy that favors us.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

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Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow would be substantially reduced.

•	Our unitholders’ share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to Valero Energy Partners LP, before expenses	$	$
(1) Excludes an aggregate structuring fee equal to    % of the gross proceeds of this offering payable to J.P. Morgan Securities LLC and Barclays Capital Inc. Please read “Underwriting.”
The underwriters may also purchase up to an additional         common units at the public offering price, less the underwriting discounts and commissions and structuring fee payable by us, to cover over allotments, if any, within 30 days from the date of this prospectus.
The underwriters are offering the common units as set forth under “Underwriting.” Delivery of the common units will be made on or about     , 2013.

J.P. Morgan	Barclays
, 2013

VALERO
ENERGY PARTNERS LP
VLP Headquarters
VLP Refined Products Terminal
VLP Crude Oil Terminal
VLP Refined Products Pipeline
VLP Crude Oil Pipeline
Valero Refinery
McKee Products System
NM
TX
McKee Refinery
El Paso Pipeline
SFPP Pipeline Connection
El Paso Terminal and Truck Rack
Port Arthur Logistics System
Lucas Terminal
Nederland Pipeline
Lucas Pipeline
12–10 Pipeline
El Vista Terminal
PAPS Terminal
Port Arthur Products Pipelines
Port Arthur Refinery
Memphis Logistics System
Shorthorn Lateral Line
West Memphis Terminal
Memphis Airport Jet Line
TN
AR
Shorthorn Pipeline
Memphis Refinery
Memphis Truck Rack
Fed Ex Lateral Line
Collierville Pipeline
Collierville Terminal
MS
LA
San Antonio
Gulf of Mexico

i

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.
This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Forward-Looking Statements.”
The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Some data are also based on our good faith estimates.

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including “Risk Factors,” the historical audited and unaudited combined financial statements and accompanying notes and the unaudited pro forma combined financial statements and accompanying notes included elsewhere in this prospectus before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes (i) an initial public offering price of $     per common unit (the mid-point of the price range set forth on the cover of this prospectus) and (ii) that the underwriters do not exercise their option to purchase additional common units.
Unless the context otherwise requires, references in this prospectus to “Valero Energy Partners LP,” “our partnership,” “we,” “our,” “us,” or like terms, when used in a historical context, refer to Valero Energy Partners LP Predecessor, our predecessor for accounting purposes, which we sometimes refer to as “our Predecessor.” When used in the present tense or future tense, these terms refer to Valero Energy Partners LP and its subsidiaries. References to “our general partner” refer to Valero Energy Partners GP LLC. References to “Valero” refer collectively to Valero Energy Corporation and its subsidiaries, other than us, our subsidiaries and our general partner. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the “Glossary of Terms” beginning on page B-1 of this prospectus.
Valero Energy Partners LP
Overview
We are a fee-based, growth-oriented, traditional master limited partnership recently formed by Valero to own, operate, develop and acquire crude oil and refined petroleum products pipelines, terminals and other transportation and logistics assets. We will serve as Valero’s primary vehicle to expand the transportation and logistics assets supporting its business. Our initial assets consist of crude oil and refined petroleum products pipeline and terminal systems in the Gulf Coast and Mid-Continent regions of the United States (“U.S.”) that are integral to the operations of Valero’s refinery located in Port Arthur, Texas, its McKee refinery located in Sunray, Texas, and its refinery located in Memphis, Tennessee. We generate revenue by charging tariffs and fees for transporting crude oil and refined petroleum products through our pipelines and terminals. Because we do not take ownership of or receive any payments based on the value of the crude oil or refined petroleum products that we handle and do not engage in the trading of any commodities, we have no direct exposure to commodity price fluctuations.
At the closing of this offering, we will enter into a master transportation services agreement with Valero with respect to our pipelines and a master terminal services agreement with Valero with respect to our terminals. These fee-based commercial agreements will initially be the source of all of our revenues and will have minimum quarterly throughput commitments, inflation escalators and initial terms of 10 years, which we believe will promote stable and predictable cash flows. Please read “Business—Our Commercial Agreements with Valero” for a description of these agreements.
For the six months ended June 30, 2013 and the year ended December 31, 2012, on a pro forma basis, we had revenues of $46.4 million and $84.4 million, net income of $22.7 million and $33.2 million, and EBITDA of $31.3 million and $48.0 million, respectively. Please read “Selected Historical and Pro Forma Combined Financial Data” for the definition of the term EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP.
Valero, an investment grade rated international manufacturer and marketer of transportation fuel, other petrochemical products and power, is the world’s largest independent refiner, with assets that include 16 refineries located in the U.S., Canada, the United Kingdom (“U.K.”) and Aruba, with total feedstock throughput capacity of over three million barrels per day. Valero has a substantial and growing portfolio of transportation and logistics assets. Over the past five years, Valero has invested approximately $1.4 billion on transportation and logistics expansion projects. In addition, Valero anticipates spending approximately $1.3 billion through 2015 on transportation and logistics expansion projects, substantially all of which are intended to increase access to cost-advantaged North American crude oil.

Valero will serve as a critical source of our future growth by providing us opportunities to purchase additional transportation and logistics assets that Valero currently owns or may acquire or develop in the future. Upon the closing of this offering, we will enter into an omnibus agreement with Valero under which Valero will grant us a right of first offer for a period of five years after the closing of this offering to acquire certain of Valero’s transportation and logistics assets. We refer to such right as our “right of first offer” and to such assets as our “right of first offer assets.” Valero will be under no obligation to offer to sell us additional assets (including our right of first offer assets, unless and until it otherwise intends to dispose of such assets), and we are under no obligation to buy any additional assets from Valero. For additional information regarding our right of first offer, please read “Business—Our Assets and Operations—Right of First Offer Assets” and “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Right of First Offer.”
Business Strategies
Our primary business objectives are to generate stable and predictable cash flows and increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following strategies:

•
Maintain safe and reliable operations. We believe maintaining a safe, reliable and efficient operation is fundamental to our business and critical to our success. We are committed to these principles and intend to build upon our legacy of excellence and continuous improvement in safety, reliability and efficiency. We will continue to utilize a strong internal safety review program and maintain a comprehensive employee safety training program that emphasizes strict adherence to our safety policies and procedures.

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Generate stable, fee-based cash flows. We intend to generate stable and predictable cash flows by providing fee-based transportation and terminaling services to Valero and third parties. At the closing of this offering, we will enter into a master transportation services agreement with Valero with respect to our pipelines and a master terminal services agreement with Valero with respect to our terminals. These fee-based commercial agreements will initially be the source of all of our revenues and will have minimum quarterly throughput commitments, inflation escalators and initial terms of 10 years, which we believe will promote stable and predictable cash flows.

•
Pursue growth. We will continually pursue opportunities to grow our business by completing strategic acquisitions, executing organic expansion projects and increasing the utilization of our existing assets.

◦
Seek attractive acquisition opportunities. We plan to pursue strategic acquisitions, either independently or together with Valero, that will enhance our overall asset profile and provide compelling returns to our unitholders. In addition, under our omnibus agreement, Valero will grant us our right of first offer for a period of five years after the closing of this offering to acquire certain of Valero’s transportation and logistics assets.

◦
Expand organically and optimize our assets. We intend to evaluate organic expansion projects that are consistent with our existing business operations and that will provide compelling returns to our unitholders. This strategy will include seeking opportunities to enhance the profitability of our existing assets by increasing throughput volumes, opportunistically attracting third-party volumes, managing costs and enhancing operating efficiencies.

Competitive Strengths
We believe we are well positioned to execute our business strategies based on the following competitive strengths:

•
Strategic relationship with Valero. Valero, an investment grade rated international manufacturer and marketer of transportation fuel, other petrochemical products and power, is the world’s largest independent refiner, with a substantial and growing portfolio of transportation and logistics assets, including pipelines, terminals (truck, rail and marine) and railcars. We will serve as Valero’s primary vehicle to expand the transportation and logistics assets supporting its business. We believe Valero will serve as a critical source of our future growth by providing us opportunities to purchase additional transportation and logistics assets that Valero currently owns or may acquire or develop in the future, as well as by serving as an investment grade rated commercial counterparty supporting our cash flows. Following the closing of this offering, Valero will retain a significant interest in us through its ownership of our general partner, a        % limited partner interest in us and all of our incentive distribution rights.

•
Stable and predictable cash flows from long-term, fee-based contracts. Our assets consist of pipelines and terminals that generate stable revenues from tariffs and fees. We will initially generate all of our revenues under fee-based commercial agreements with Valero that will have minimum quarterly throughput commitments, inflation escalators and initial terms of 10 years, which we believe will promote stable and predictable cash flows.

•
Strategically located and highly integrated assets. Our initial assets are integral to the operations of Valero’s Port Arthur, McKee and Memphis refineries. We believe that each of these refineries is well positioned in the markets that it serves and is critical to Valero’s long-term strategy. Our pipelines and terminals are directly connected to these refineries and provide Valero with key strategic advantages, including cost-effective access to crude oil and/or connectivity with high demand refined petroleum products markets.

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High-quality, well-maintained asset base. We continually invest in the maintenance and integrity of our assets and maintain numerous programs to help us efficiently manage our asset base. We employ a strong pipeline and facility integrity program, which focuses on risk analysis, assessment, inspection, preventive measures, repair and data integration to provide reliable operations and to prevent, control and mitigate unintentional releases of hazardous materials. We also use a SCADA system to monitor and control our operations.

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Significant financial flexibility to fund our operations and growth strategy. In connection with this offering, we expect to enter into a revolving credit facility with $300 million in available capacity, under which no amounts will be drawn at the closing of this offering. Additionally, we plan to retain all of the net proceeds from this offering to fund future growth capital investments. We believe this significant financial flexibility, together with our ability to access the debt and equity capital markets, will allow us to execute our growth strategy of pursuing potential future acquisitions from Valero and third parties and developing organic expansion projects.

•
Experienced leadership team. We have significant experience in the management and operation of transportation and logistics assets and the execution of expansion and acquisition strategies. Our leadership team includes some of the most senior officers of Valero, who average approximately 23 years of experience in the energy industry.

Our Assets and Operations
Our initial assets consist of the following three systems:
Port Arthur Logistics System. Our Port Arthur logistics system is a crude oil and refined petroleum products pipeline and terminal system that supports Valero’s 310,000 barrel per day refinery in Port Arthur, Texas, and is comprised of the following:

•
Lucas Crude System. Our Lucas crude system is strategically positioned to support diverse and flexible crude oil supply options for the Port Arthur refinery and consists of our Lucas pipeline, a 12-mile, 30-inch pipeline with 400,000 barrels per day of capacity, our Nederland pipeline, a five-mile, 32-inch pipeline with 600,000 barrels per day of capacity, and our Lucas terminal, which consists of seven storage tanks with an aggregate of 1.9 million barrels of storage capacity. Our Lucas crude system also includes our TransCanada pipeline connection that links our Lucas terminal to TransCanada’s Cushing MarketLink pipeline, which is expected to connect our Lucas terminal to TransCanada’s Keystone XL pipeline if and when the Keystone XL pipeline is placed into service.

•
Port Arthur Products System. Our Port Arthur products system is a distribution outlet for refined petroleum products produced at the Port Arthur refinery. The system is strategically positioned to transport refined petroleum products from the Port Arthur refinery to major third-party pipeline systems, including the Explorer, Colonial, Sunoco Logistics MagTex and Enterprise TE Products pipelines, as well as Oiltanking’s Beaumont marine terminal. The system includes a three-mile, 20-inch gasoline pipeline with 144,000 barrels per day of capacity, a four-mile, 20-inch diesel pipeline with 216,000 barrels per day of capacity and 13 miles of 12- and 10-inch refined petroleum products pipelines with 60,000 barrels per day of capacity. The system also includes our adjacent Port Arthur Products Station (“PAPS”) and El Vista terminals, which consist of 16 storage tanks with a total of approximately two million barrels of storage capacity.
McKee Products System. Our McKee products system is a refined petroleum products pipeline and terminal system that supports Valero’s 170,000 barrel per day McKee refinery in Sunray, Texas. The system connects the McKee refinery to our refined petroleum products terminal in El Paso, Texas and on to Kinder Morgan’s SFPP system for marketing destinations in high-growth regions such as Tucson and Phoenix, Arizona. The system consists of 408 miles of 10-inch pipeline with 63,000 barrels per day of capacity, 499,000 barrels of storage capacity, 30,000 barrels per day of truck rack capacity, and our SFPP pipeline connection, which is 12 miles of 16- and 8-inch pipelines with approximately 98,400 barrels per day of capacity. We own a 33⅓% undivided interest in the system, and NuStar owns the remaining undivided interest in the system.
Memphis Logistics System. Our Memphis logistics system is a crude oil and refined petroleum products pipeline and terminal system that supports Valero’s 195,000 barrel per day refinery in Memphis, Tennessee, and is comprised of the following:

•
Collierville Crude System. Our Collierville crude system is the primary crude oil supply source for the Memphis refinery, delivering crude oil from the Capline pipeline. The system consists of 52 miles of 10- to 20-inch pipelines with 210,000 barrels per day of capacity, our Collierville terminal, which consists of three storage tanks with approximately 975,000 barrels of storage capacity, and our St. James crude oil tank, which has approximately 330,000 barrels of storage capacity.

•
Memphis Products System. Our Memphis products system is the primary distribution outlet for refined petroleum products produced at the Memphis refinery and is comprised of our Shorthorn pipeline system, our Memphis Airport pipeline system, our West Memphis terminal and our Memphis truck rack. The Shorthorn pipeline system, which links the Memphis refinery to both our West Memphis terminal and Exxon’s Memphis terminal, consists of nine miles of 14- and 12-inch pipelines with 120,000 barrels per day of capacity. Our Memphis Airport pipeline system consists of 11 miles of six-inch pipeline with 20,000 barrels per day of capacity transporting jet fuel to the Memphis International Airport. Our West Memphis terminal consists of 18 storage tanks with approximately one million barrels of storage capacity, a truck rack with 50,000 barrels per day of capacity and a barge dock with approximately 4,000 barrels per hour of throughput capacity. Our Memphis truck rack is located adjacent to the Memphis refinery and has 8,000 barrels of storage capacity and seven truck bays with 110,000 barrels per day of truck rack capacity.

Right of First Offer Assets
Upon the closing of this offering, we will enter into an omnibus agreement with Valero under which Valero will grant us our right of first offer for a period of five years after the closing of this offering to acquire certain of its transportation and logistics assets. Our right of first offer assets, which are traditional transportation and logistics assets that primarily support Valero’s core U.S. refining operations, include the following:

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Wynnewood Products System. A refined petroleum products system consisting of a 30-mile,12-inch pipeline with 90,000 barrels per day of capacity and two storage tanks with a total of 180,000 barrels of storage capacity. This system connects to the Magellan pipeline system and is the principal distribution outlet for refined petroleum products produced at Valero’s 90,000 barrel per day refinery in Ardmore, Oklahoma. For the year ended December 31, 2012, the system handled 75% of the refined petroleum products produced at the Ardmore refinery.

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McKee Crude System. A crude oil system supporting the McKee refinery consisting of 270 miles of pipelines with 72,000 barrels per day of capacity. For the year ended December 31, 2012, the system handled 43% of the crude oil delivered to the McKee refinery.

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Parkway Products Pipeline. A 141-mile, 16-inch pipeline with 110,000 barrels per day of capacity. The pipeline transports refined petroleum products from Valero’s 270,000 barrel per day refinery in St. Charles, Louisiana to Collins, Mississippi for supply into the Plantation pipeline system, with an anticipated future connection to the Colonial pipeline system. The pipeline, which was placed into service in the third quarter of 2013, is owned by a joint venture between Valero and Kinder Morgan. Our right of first offer will apply to Valero’s 50% interest in the joint venture.

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Three Rivers Crude System. A crude oil truck receipt system with 110,000 barrels per day of total capacity connected to Valero’s 100,000 barrel per day refinery in Three Rivers, Texas. Crude oil delivered through the system can be processed at the Three Rivers refinery or can be shipped through third-party pipelines to Valero’s two refineries in Corpus Christi, Texas, which have a combined throughput capacity of 325,000 barrels per day. For the year ended December 31, 2012, the system handled 80% of the crude oil delivered to the Three Rivers refinery and handled approximately 39,000 barrels per day of crude oil for the Corpus Christi refineries.

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Hartford Crude Terminal. A crude oil terminal and associated dock located on the Mississippi River near St. Louis, Missouri. The terminal has an inbound connection to the Capwood pipeline, enabling it to receive crude oil from the Patoka, Illinois hub. The terminal has the capacity to transload up to 75,000 barrels per day of crude oil onto barges and includes 12 crude oil storage tanks with over 1.2 million barrels of storage capacity. The terminal is used by Valero to supply Canadian heavy crude oil to its St. Charles refinery. For the year ended December 31, 2012, the terminal handled approximately 11,000 barrels per day of crude oil for the St. Charles refinery.

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Fannett Storage Facility. An NGL logistics facility with underground salt dome storage capacity of over four million barrels located at Valero’s terminal in Fannett, Texas. The facility supports and supplies butanes from and to the Port Arthur refinery. The facility also supports a third-party customer and has multiple proprietary and third-party pipeline connections, as well as a truck rack. For the year ended December 31, 2012, the facility handled approximately 10,000 barrels per day of butanes for the Port Arthur refinery.

For additional information regarding our right of first offer, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Right of First Offer.”
Valero’s Additional Transportation and Logistics Assets
Valero has a substantial and growing portfolio of transportation and logistics assets. In addition to our initial assets and our right of first offer assets, Valero has approximately 65 miles of crude oil pipelines, 1,042 miles of refined petroleum products pipelines, 40 million barrels of crude oil and feedstock tankage, 69 million barrels of refined petroleum products tankage, 50 marine docks, 135 truck rack bays at 35 locations and 1,394 railcars. Valero’s rail logistics assets also include rail facilities at its McKee, St. Charles and Quebec City refineries and an ethanol truck transloading facility in Fontana, California. Additionally, Valero is in the process of obtaining regulatory approval for the construction of a rail facility at its refinery in Benicia, California that we expect Valero to complete in 2015. For more information regarding Valero’s transportation and logistics assets, please read “Business—Valero’s Operations—Valero’s Additional Transportation and Logistics Assets.”
Although we have no contractual right to purchase, and Valero has no contractual obligation to offer, any of Valero’s assets other than our right of first offer assets, we believe we are well positioned to acquire Valero’s additional transportation and logistics assets in the future.
Our Commercial Agreements with Valero
At the closing of this offering, we will enter into a master transportation services agreement with Valero with respect to our pipelines and a master terminal services agreement with Valero with respect to our terminals. Pursuant to these agreements, we will provide transportation and terminaling services to Valero, and Valero will commit to pay us for minimum quarterly throughput volumes of crude oil and refined petroleum products, regardless of whether such volumes are physically delivered by Valero in any given quarter. These agreements, which will initially be the source of all of our revenues, will have initial terms of 10 years, and, with the exception of our El Paso truck rack and Memphis truck rack, Valero will have the option to renew the agreement with respect to each asset for one additional five-year term.
On a pro forma basis, Valero’s minimum quarterly throughput commitments under these agreements would have accounted for approximately 83% and 92% of our revenues for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.
The following table sets forth Valero’s minimum quarterly throughput commitments and applicable initial tariff rates with respect to our pipelines:

Pipelines	Minimum Quarterly Throughput Commitment (BPD)	Tariff Rates ($ per Bbl)
Port Arthur logistics system
Lucas crude system
Lucas pipeline	150,000	$0.176 up to 160,000 BPD then $0.071 up to 200,000 BPD and $0.06 above 200,000 BPD
Port Arthur products system
20-inch gasoline pipeline	127,000	$0.1855 up to 127,000 BPD and
20-inch diesel pipeline	combined on	$0.14 above 127,000 BPD
12-10 pipeline	all three lines	combined on all three lines
McKee products system
McKee to El Paso pipeline	17,836	$1.302
SFPP pipeline connection	27,880	$0.151
Memphis logistics system
Collierville crude system (1)
Collierville pipeline	100,000	$0.1557
Memphis products system
Shorthorn pipeline system	43,300	$0.1471 up to 43,300 BPD and $0.12 above 43,300 BPD
Memphis Airport pipeline system	2,000	$0.81 up to 2,000 BPD and $0.45 above 2,000 BPD
_____________

(1)	Included within the tariff rate is the ability for Valero to use break-out tankage at our Collierville terminal and our St. James crude tank for staging crude oil into the Capline pipeline.

The following table sets forth Valero’s minimum quarterly throughput commitments and fees charged with respect to our terminals:

Terminals	Minimum Quarterly Throughput Commitment (BPD)	Fees ($ per Bbl)
Port Arthur logistics system
Lucas crude system
Lucas terminal (1)	150,000	$0.243 up to 160,000 BPD then $0.071 up to 200,000 BPD and $0.06 above 200,000 BPD
TransCanada connection (2)	45,000	$0.05
Port Arthur products system
PAPS and El Vista terminals	100,000	$0.3165 up to 100,000 BPD and $0.05 above 100,000 BPD
McKee products system
El Paso terminal	36,380 (3)	$0.301
Memphis logistics system
Memphis products system
West Memphis terminal (4)	30,000	$0.62 up to 30,000 BPD and $0.24 above 30,000 BPD
Memphis refinery truck rack	51,100	$0.252
_____________

(1)	Included in the Lucas terminal fee is the right to use our Nederland pipeline to transport crude oil from the Sunoco Logistics Nederland marine terminal to our Lucas terminal.

(2)
Our TransCanada connection is currently under construction and is expected to be placed into service during the first quarter of 2014. The minimum quarterly throughput commitment will not commence until the connection is in service; however, under our omnibus agreement, Valero will agree to indemnify us for lost throughput fees resulting from the connection not being in service (for any reason whatsoever, other than our gross negligence or willful misconduct) by March 1, 2014. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Other Indemnifications by Valero.” In addition, if and when the Keystone XL pipeline is placed into service, the minimum quarterly throughput commitment with respect to our TransCanada connection will increase from 45,000 barrels per day to 150,000 barrels per day and the fee will reset to $0.015 per barrel.

(3)
The El Paso terminal truck rack has a minimum quarterly throughput commitment of 8,500 barrels per day and the SFPP pipeline connection has a separate minimum quarterly throughput commitment of 27,880 barrels per day.

(4)	Includes all volumes delivered to our West Memphis terminal through pipeline, dock or truck rack.

Our Relationship with Valero
Valero, an investment grade rated international manufacturer and marketer of transportation fuel, other petrochemical products and power, is the world’s largest independent refiner, with assets that include 16 refineries located in the U.S., Canada, the U.K. and Aruba, with total feedstock throughput capacity of over three million barrels per day. Valero has a substantial and growing portfolio of transportation and logistics assets. In addition to our initial assets and our right of first offer assets, Valero has approximately 65 miles of crude oil pipelines, 1,042 miles of refined petroleum products pipelines, 40 million barrels of crude oil and feedstock tankage, 69 million barrels of refined petroleum products tankage, 50 marine docks, 135 truck rack bays at 35 locations and 1,394 railcars. Valero’s rail logistics assets also include rail facilities at its McKee, St. Charles and Quebec City refineries and an ethanol truck transloading facility in Fontana, California. Additionally, Valero is in the process of obtaining regulatory approval for the construction of a rail facility at its refinery in Benicia, California that we expect Valero to complete in 2015. Over the past five years, Valero has invested approximately $1.4 billion on transportation and logistics expansion projects. In addition, Valero anticipates spending approximately $1.3 billion through 2015 on transportation and logistics expansion projects, substantially all of which are intended to increase access to cost-advantaged North American crude oil. For more information related to Valero’s operations, please read “Business—Valero’s Operations.”
Following the closing of this offering, Valero will retain a significant interest in us through its ownership of our general partner, a     % limited partner interest in us (or        % if the underwriters’ option to purchase additional

common units is exercised in full) and all of our incentive distribution rights. We believe Valero will promote and support the successful execution of our business strategies given its significant ownership in us following this offering, the importance of our initial assets to Valero’s refining and marketing operations and its intention to use us as its primary vehicle to expand the transportation and logistics assets supporting its business.
In addition to the commercial agreements described above, we will also enter into the following agreements with Valero in connection with this offering:

•
Omnibus Agreement. We will enter into an omnibus agreement with Valero pursuant to which Valero will grant us our right of first offer for a period of five years after the closing of this offering to acquire certain of Valero’s transportation and logistics assets. For a description of our right of first offer assets, please read “Business—Our Assets and Operations—Right of First Offer Assets.” The omnibus agreement will require us to reimburse Valero for certain general and administrative services, require Valero to indemnify us for certain matters, including environmental, title and tax matters, and grant Valero a right of first refusal with respect to certain of our assets. Pursuant to the omnibus agreement, prior to making any distribution, we will pay all accrued monthly payments on our annual fee of $7.9 million to Valero for general and administrative services, and we will reimburse Valero for any out-of-pocket costs and expenses incurred by Valero in providing these services to us. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

•
Services and Secondment Agreement. Our general partner will enter into a services and secondment agreement with Valero, pursuant to which employees of Valero will be seconded to our general partner to provide operational and maintenance services with respect to certain of our pipelines and terminals, and our general partner will reimburse Valero for certain costs and expenses of the seconded employees, including their wages and benefits. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Services and Secondment Agreement.”

•
Tax Sharing Agreement. We will enter into a tax sharing agreement with Valero pursuant to which we will reimburse Valero for our share of state and local income and other taxes incurred by Valero as a result of our tax items and attributes being included in a combined or consolidated state tax return filed by Valero with respect to taxable periods including or beginning on the closing date of this offering. The amount of any such reimbursement will be limited to any entity-level tax that we and our subsidiaries would have paid directly had we not been included in a combined group with Valero. While Valero may use its tax attributes to cause its combined or consolidated group, of which we may be a member for this purpose, to owe no tax, we would nevertheless reimburse Valero for the tax we would have owed had the attributes not been available or used for our benefit, even though Valero had no cash expense for that period. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Tax Sharing Agreement.”

•
Ground Lease Agreement. We will enter into a ground lease with Valero under which we will lease the land on which the Memphis truck rack is located. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Ground Lease Agreement.”

While our relationship with Valero is a significant strength, it is also a source of potential risks and conflicts. Please read “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Duties.”
Implications of Being an Emerging Growth Company
As a company with less than $1 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

•
the presentation of only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement of an initial public offering of common equity securities;

•	exemption from the auditor attestation requirement on the effectiveness of our system of internal controls over financial reporting;

•	delayed adoption of new or revised financial accounting standards; and

•	reduced disclosure about our executive compensation arrangements.
We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have more than $1 billion in annual revenues, (iii) the date on which we have more than $700 million in market value of our common units held by non-affiliates or (iv) the date on which we issue more than $1 billion of non-convertible debt over a three-year period.
We have elected to take advantage of all of the applicable JOBS Act provisions, except that we have elected to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards, which election is irrevocable. Accordingly, the information that we provide you may be different than what you may receive from other public companies in which you hold equity interests.
Risk Factors
An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. You should carefully consider the risks described in “Risk Factors” and the other information in this prospectus before investing in our common units.
The Transactions
We were formed on July 24, 2013 by Valero to own, operate, develop and acquire crude oil and refined petroleum products pipelines, terminals and other transportation and logistics assets. In connection with this offering, Valero will contribute all of our Predecessor’s assets and operations to us.
Additionally, at or prior to the closing of this offering:

•
we will issue          common units and      subordinated units to Valero, representing an aggregate    % limited partner interest in us, and      general partner units, representing a 2% general partner interest in us, and all of our incentive distribution rights to our general partner;

•	we will issue common units to the public in this offering, representing a % limited partner interest in us, and will apply the net proceeds as described in “Use of Proceeds;”

•	we expect to enter into a revolving credit facility with $300 million in available capacity, under which no amounts will be drawn at the closing of this offering;

•	we will enter into a master transportation services agreement and a master terminal services agreement with Valero;

•	we and our general partner will enter into an omnibus agreement with Valero;

•	our general partner will enter into a services and secondment agreement with Valero;

•	we will enter into a tax sharing agreement with Valero; and

•	we will enter into a ground lease with Valero with respect to the land on which the Memphis truck rack is located.
The number of common units to be issued to Valero includes         common units that will be issued at the expiration of the underwriters’ option to purchase additional common units, assuming that the underwriters do not exercise the option. Any exercise of the underwriters’ option to purchase additional common units would reduce the common units shown as issued to Valero by the number to be purchased by the underwriters in connection with such exercise. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Valero at the expiration of the option period for no additional consideration. We will use any net proceeds from the exercise of the underwriters’ option to purchase additional common units from us for general partnership purposes, including to fund potential acquisitions from Valero and third parties and potential organic expansion capital expenditures.

Organizational Structure After the Transactions
After giving effect to the transactions described above, assuming the underwriters’ option to purchase additional common units from us is not exercised, our units will be held as follows:

Public common units	%
Valero common units	%
Valero subordinated units	%
General partner units	2%
Total	100%
The following simplified diagram depicts our organizational structure after giving effect to the transactions described above.

Management
We are managed by the board of directors and executive officers of Valero Energy Partners GP LLC, our general partner. Valero is the sole owner of our general partner and has the right to appoint the entire board of directors of our general partner, including the independent directors appointed in accordance with the listing standards of the New York Stock Exchange (“NYSE”). Unlike shareholders in a publicly traded corporation, our common unitholders are not entitled to elect our general partner or the board of directors of our general partner. Many of the executive officers and directors of our general partner also currently serve as executive officers of Valero. For more information about the directors and executive officers of our general partner, please read “Management—Directors and Executive Officers of Valero Energy Partners GP LLC.”
In order to maintain operational flexibility, our operations will be conducted through, and our operating assets will be owned by, various operating subsidiaries. However, neither we nor our subsidiaries will have any employees. Our general partner has the sole responsibility for providing the personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by Valero or others. All of the personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by our general partner and its affiliates, but we sometimes refer to these individuals in this prospectus as our employees because they provide services directly to us.
Principal Executive Offices
Our principal executive offices are located at One Valero Way, San Antonio, Texas 78249, and our telephone number is     . Following the completion of this offering, our website will be located at www.        .com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (“SEC”) available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.
Summary of Conflicts of Interest and Duties
Under our partnership agreement, our general partner has a duty to manage us in a manner it believes is not adverse to our best interests. However, because our general partner is a wholly owned subsidiary of Valero, the officers and directors of our general partner also have a duty to manage the business of our general partner in a manner that is not adverse to the best interests of Valero. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, including Valero, on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to the holders of common units, which in turn has an effect on whether our general partner receives incentive cash distributions. In addition, our general partner may determine to manage our business in a way that directly benefits Valero’s refining or marketing businesses, whether by causing us not to seek higher tariff rates or fees or not to connect our pipelines and terminals with third parties or otherwise, rather than indirectly benefiting Valero solely through its ownership interests in us. While we do not believe Valero has any current intention to cause us not to seek higher tariff rates or fees or not to connect our assets to third parties, we expect that any future decision by Valero in this regard will be made on a case-by-case basis. However, all of these actions are permitted under our partnership agreement and will not be a breach of any duty of our general partner. For a more detailed description of the conflicts of interest and duties of our general partner, please read “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Duties.”
Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties owed by the general partner to limited partners and the partnership. Our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of our general partner and contractual methods of resolving conflicts of interest. The effect of these provisions is to restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of its fiduciary duties. Our partnership agreement also provides that affiliates of our general partner, including Valero and its affiliates, are not restricted from competing with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and pursuant to the terms of our partnership agreement each holder of common units consents to various actions and potential conflicts of interest contemplated in our partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read “Conflicts of Interest and Duties—Duties of Our General Partner” for a description of the fiduciary duties imposed on our general partner by Delaware law, the replacement of those duties with contractual standards under our partnership agreement and certain legal rights and remedies available to holders of our common units and subordinated units. For a description of our other relationships with our affiliates, please read “Certain Relationships and Related Party Transactions.”

THE OFFERING

Common units offered to the public	common units.

common units if the underwriters exercise in full their option to purchase additional common units from us.

Units outstanding after this offering
common units and        subordinated units, each representing an aggregate 49% limited partner interest in us, and general partner units, representing a 2% general partner interest in us.
If the underwriters do not exercise their option to purchase additional common units, in whole or in part, we will issue an additional        common units to Valero at the expiration of the option for no additional consideration. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Valero at the expiration of the option period for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

Use of proceeds
We expect to receive net proceeds of approximately $    million from the sale of common units offered by this prospectus based on the assumed initial public offering price of $    per common unit (the mid-point of the price range set forth on the cover of this prospectus), after deducting underwriting discounts, the structuring fee and estimated offering expenses. We intend to use the net proceeds from this offering to pay revolving credit facility origination and commitment fees of approximately $    million, and we will retain the remainder of the net proceeds of this offering for general partnership purposes, including to fund potential acquisitions from Valero and third parties and potential organic expansion capital expenditures. Please read “Use of Proceeds.”

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds to us would be approximately $    million, after deducting underwriting discounts and the structuring fee. We will use any such additional net proceeds for general partnership purposes.

Cash distributions
We intend to pay minimum quarterly distributions of $      per unit ($    per unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement. Our ability to pay minimum quarterly distributions is subject to various restrictions and other factors described in more detail under the caption “Cash Distribution Policy and Restrictions on Distributions.”

For the quarter in which this offering closes, we will pay a prorated distribution on our units covering the period from the completion of this offering through        ,    , based on the actual length of that period.

In general, we will pay any cash distributions we make each quarter in the following manner:

•	first, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, 98% to the holders of subordinated units and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $ ; and

•	third, 98% to all unitholders, pro rata, and 2% to our general partner, until each unit has received a distribution of $ .

If cash distributions to our unitholders exceed $        per unit in any quarter, our general partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions” because they incentivize our general partner to increase distributions to our unitholders. In certain circumstances, our general partner, as the initial holder of our incentive distribution rights, has the right to reset the target distribution levels described above to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

If we do not have sufficient available cash at the end of each quarter, we may, but are under no obligation to, borrow funds to pay minimum quarterly distributions to our unitholders.

Pursuant to our partnership agreement, we will reimburse our general partner and its affiliates, including Valero, for costs and expenses they incur and payments they make on our behalf. Pursuant to the omnibus agreement, we will pay all accrued monthly payments on our annual fee of $7.9 million to Valero for general and administrative services, and we will reimburse Valero for any out-of-pocket costs and expenses incurred by Valero in providing these services to us. In addition, we will reimburse our general partner for payments to Valero pursuant to the services and secondment agreement for the wages, benefits and other costs of Valero employees seconded to our general partner to perform operational and maintenance services at certain of our pipelines and terminals. Each of these payments will be made prior to making any distributions on our common units. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions.”

The amount of distributable cash flow we must generate to support the payment of minimum quarterly distributions on our common and subordinated units and the corresponding distributions on our general partner units, in each case to be outstanding immediately after this offering, for four quarters is approximately $    million (or an average of approximately $          million per quarter).

On a pro forma basis, assuming we had completed this offering on January 1, 2012, our distributable cash flow for the twelve months ended June 30, 2013 and the year ended December 31, 2012 was approximately $51.7 million and $43.1 million, respectively. As a result, we would have had sufficient distributable cash flow to pay the full minimum quarterly distributions on our common and subordinated units and the corresponding distributions on our general partner units for the twelve months ended June 30, 2013, and to pay the full minimum quarterly distributions on our common units and the corresponding distributions on our general partner units for the year ended December 31, 2012. However, we would have had sufficient distributable cash flow to pay only approximately      % of the minimum quarterly distributions on our subordinated units and the corresponding distribution on our general partner units for the year ended December 31, 2012. Please read “Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Distributable Cash Flow for the Twelve Months Ended June 30, 2013 and the Year Ended December 31, 2012.”

We believe, based on our financial forecast and related assumptions included in “Cash Distribution Policy and Restrictions on Distributions—Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2014,” we will have sufficient distributable cash flow to make cash distributions for the twelve months ending September 30, 2014, at the minimum quarterly distribution rate of $  per unit (or $    per unit on an annualized basis) on all of our common and subordinated units and to make the corresponding distributions on our general partner units, in each case to be outstanding immediately after this offering. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement. Our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast, and there is no guarantee that we will make quarterly cash distributions to our unitholders. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Subordinated units
Valero will initially own all of our subordinated units. The principal difference between our common and subordinated units is that for any quarter during the subordination period, the subordinated units will not be entitled to receive any distribution of available cash until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units
The subordination period will end on the first business day after the date that we have earned and paid distributions of at least (i) $        (the annualized minimum quarterly distribution) on each of the outstanding common, subordinated and general partner units for each of three consecutive, non-overlapping four-quarter periods ending on or after         ,        , or (ii) $        (150% of the annualized minimum quarterly distribution) on each of the outstanding common units, subordinated units and general partner units and the related distributions on the incentive distribution rights for any four-quarter period ending on or after    ,    , in each case provided there are no arrearages in payment of the minimum quarterly distributions on our common units at that time.

The subordination period also will end upon the removal of our general partner other than for cause if no subordinated units or common units held by the holders of subordinated units or their affiliates are voted in favor of that removal.

When the subordination period ends, each outstanding subordinated unit will convert into one common unit, and common units will no longer be entitled to arrearages. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period.”

Issuance of additional units
Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Our unitholders will not have preemptive or participation rights to purchase their pro rata share of any additional units issued. Please read “Units Eligible for Future Sale” and “Our Partnership Agreement—Issuance of Additional Partnership Interests.”

Limited voting rights
Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, Valero will own an aggregate of     % of our common and subordinated units (or    % of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). This will give Valero the ability to prevent the removal of our general partner. Please read “Our Partnership Agreement—Voting Rights.”

Limited call right
If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner will have the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price not less than the then-current market price of the common units, as calculated in accordance with our partnership agreement.

Estimated ratio of taxable income to distributions

We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending        ,    , you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be     % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $    per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $    per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions” for the basis of this estimate.

Material federal income tax consequences

For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the U.S., please read “Material Federal Income Tax Consequences.”

Directed Unit Program
At our request, the underwriters have reserved up to 5% of the common units being offered by this prospectus for sale at the initial public offering price to directors and executive officers of our general partner, directors of Valero and certain other key employees of Valero. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read “Underwriting—Directed Unit Program.”

Exchange listing	We intend to apply to list our common units on the NYSE under the symbol “VLP .”

SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA
The following table shows summary historical combined financial data of our Predecessor and summary unaudited pro forma combined financial data of Valero Energy Partners LP for the periods and as of the dates indicated. The summary historical combined financial data of our Predecessor as of and for the years ended December 31, 2012 and 2011, were derived from the audited combined financial statements of our Predecessor included elsewhere in this prospectus. The summary historical interim combined financial data of our Predecessor as of June 30, 2013 and for the six months ended June 30, 2013 and 2012, were derived from the unaudited interim combined financial statements of our Predecessor included elsewhere in this prospectus. The summary historical interim combined balance sheet data of our Predecessor as of June 30, 2012 was derived from the unaudited combined balance sheet of our Predecessor, which is not included in this prospectus. The summary unaudited pro forma combined financial data of Valero Energy Partners LP as of and for the six months ended June 30, 2013 and for the year ended December 31, 2012 was derived from our unaudited pro forma combined financial statements included elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
The unaudited pro forma combined balance sheet data assumes the offering and the related transactions occurred as of June 30, 2013, and the unaudited pro forma combined statements of income data for the six months ended June 30, 2013 and the year ended December 31, 2012 assumes the offering and the related transactions occurred as of January 1, 2012. These transactions include, and the unaudited pro forma combined financial statements give effect to, the following:

•	Valero’s contribution of all of our Predecessor’s assets to us;

•
our expected entry into a new revolving credit facility with $300 million in available capacity, which we have assumed was not drawn during the pro forma periods presented, estimated commitment fees that would have been paid had our revolving credit facility been in place during the pro forma periods presented, and the amortization of estimated deferred issuance costs associated with the revolving credit facility;

•	our entry into a master transportation services agreement and a master terminal services agreement with Valero;

•	our and our general partner’s entry into an omnibus agreement with Valero;

•	our general partner’s entry into a services and secondment agreement with Valero;

•	our entry into a ground lease agreement with Valero;

•
the consummation of this offering and our issuance of        common units to the public,     general partner units and the incentive distribution rights to our general partner and      common units and          subordinated units to Valero; and

•	the application of the net proceeds of this offering as described in “Use of Proceeds.”
The unaudited pro forma combined financial statements for the six months ended June 30, 2013 and the year ended December 31, 2012 give effect to $1.6 million and $2.9 million, respectively, in incremental general and administrative costs we will incur under the omnibus agreement, as well as $200,000 and $400,000, respectively, in premiums for liability coverage for our directors and officers that we will pay to a Valero captive insurance company. However, the unaudited pro forma financial statements do not give effect to an estimated $1.9 million in additional annual incremental general and administrative expenses that we expect to incur as a result of being a separate publicly traded limited partnership.

	Valero Energy Partners LP Predecessor Historical				Valero Energy Partners LP Pro Forma
(in thousands, except per unit amounts)	Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30,	Year Ended December 31,
	2013	2012	2012	2011	2013	2012
Combined statements of income:
Operating revenues - related party	$46,343	$40,410	$86,804	$73,136	$46,372	$84,351
Total costs and expenses	18,714	23,406	44,146	46,702	21,527	49,570
Net income	26,133	16,778	42,285	25,836	22,727	33,184
Net income per limited partner unit (basic and diluted):
Common units					$	$
Subordinated units
Combined balance sheets (at period end):
Property and equipment, net	$267,982	$274,204	$272,238	$278,470	$267,982
Total assets	268,337	274,562	272,506	278,988	546,297
Total liabilities	7,676	7,886	7,137	8,521	7,676
Net investment	260,661	266,676	265,369	270,467	—
Partners’ capital	—	—	—	—	538,621
Total liabilities and net investment/ partners’ capital	268,337	274,562	272,506	278,988	546,297
Combined statements of cash flows:
Net cash provided by (used in):
Operating activities	$33,563	$23,697	$54,980	$41,448
Investing activities	(2,154)	(3,682)	(7,650)	(36,054)
Financing activities	(31,409)	(20,015)	(47,330)	(5,394)
Other financial data:
EBITDA (1)	$34,132	$24,072	$55,876	$42,554	$31,348	$47,999
______________

(1)
For a definition of the non-GAAP financial measure of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Combined Financial Data—Non-GAAP Financial Measure.”

RISK FACTORS
Investing in our common units involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our common units. Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In this event, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose part or all of your investment.
Risks Related to Our Business
Valero accounts for all of our revenues. Therefore, we are subject to the business risks associated with Valero’s business. Furthermore, if Valero changes its business strategy, is unable for any reason, including financial or other limitations, to satisfy its obligations under our commercial agreements or significantly reduces the volumes transported through our pipelines or terminals, our revenues would decline and our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders would be materially and adversely affected.
For the six months ended June 30, 2013 and the year ended December 31, 2012, Valero accounted for all of our revenues. Because we expect to initially derive all of our revenues from commercial agreements with Valero, any event, whether in our areas of operation or elsewhere, that materially and adversely affects Valero’s business may adversely affect our financial condition, results of operations and cash flows and our ability to sustain or increase cash distributions to our unitholders. Accordingly, we are indirectly subject to the operational and business risks of Valero, the most significant of which include the following:

•	the relationship, or margin, between refined petroleum product prices and the prices for crude oil and other feedstocks;

•	disruption of Valero’s ability to obtain crude oil;

•	the ability to obtain credit and financing on acceptable terms, which could also adversely affect the financial strength of business partners;

•
the substantial capital expenditures and operating costs that may be required to comply with existing and future environmental laws and regulations, which could also impact or limit Valero’s current business plans and reduce product demand;

•	the effects of domestic and worldwide political and economic developments could materially reduce Valero’s profitability and cash flows;

•
large capital projects can take many years to complete, and market conditions could deteriorate significantly between the project approval date and the project startup date, negatively impacting project returns;

•	interruptions of supply and increased costs as a result of Valero’s reliance on third-party transportation of crude oil and refined petroleum products;

•	significant losses resulting from the hazards and risks of operations may not be fully covered by insurance, and could adversely affect Valero’s operations and financial results;

•	increased regulation of hydraulic fracturing could result in reductions or delays in domestic production of crude oil and natural gas, which could adversely impact Valero’s results of operations;

•	competitors that produce their own supply of feedstocks, have more extensive retail outlets or have greater financial resources may have a competitive advantage over Valero;

•	potential losses from Valero’s derivative transactions;

•	a significant interruption in one or more of Valero’s facilities;

•
any decision by Valero to temporarily or permanently curtail or shut down operations at one or more of its refineries or other facilities and reduce or terminate its obligations under our commercial agreements; and

•	Valero’s performance depends on the uninterrupted operation of its refineries and other facilities, which are becoming increasingly dependent on information technology systems.
Valero is not obligated to use our services with respect to volumes of crude oil or products in excess of the minimum quarterly throughput commitments under our commercial agreements. Please read “Business—Our Commercial Agreements with Valero” for a detailed description of each of these commercial agreements.
We may not have sufficient distributable cash flow following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay minimum quarterly distributions to our unitholders.
The amount of distributable cash flow we must generate to support the payment for four quarters of minimum quarterly distributions on our common and subordinated units and the corresponding distributions on our general partner units, in each case to be outstanding immediately after this offering, is approximately $         million (or an average of approximately $         million per quarter). On a pro forma basis, assuming we had completed this offering on January 1, 2012, our distributable cash flow for the twelve months ended June 30, 2013 and the year ended December 31, 2012 would have been approximately $51.7 million and $43.1 million, respectively. As a result, we would have had sufficient distributable cash flow to pay the full minimum quarterly distributions on our common and subordinated units and the corresponding distributions on our general partner units for the twelve months ended June 30, 2013, and to pay the full minimum quarterly distributions on our common units and the corresponding distributions on our general partner units for the year ended December 31, 2012. However, we would have had sufficient distributable cash flow to pay only approximately         % of the minimum quarterly distributions on our subordinated units and the corresponding distributions on our general partner units for the year ended December 31, 2012.
We may not generate sufficient cash flows each quarter to enable us to pay minimum quarterly distributions. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the volume of crude oil and refined petroleum products we transport;

•	the tariff rates and fees with respect to volumes that we transport; and

•	prevailing economic conditions.
In addition, the actual amount of cash flows we generate will also depend on other factors, some of which are beyond our control, including:

•	the amount of our operating expenses and general and administrative expenses, including reimbursements to Valero, which are not subject to any caps or other limits, in respect of those expenses;

•	the level and timing of capital expenditures we make;

•	the cost of acquisitions, if any;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	expected restrictions contained in our revolving credit facility and other debt service requirements;

•	the amount of cash reserves established by our general partner; and

•	other business risks.
The assumptions underlying the forecast of distributable cash flow that we include in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our actual distributable cash flow to differ materially from our forecast.
The forecast of distributable cash flow set forth in “Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations and distributable cash flow for the twelve months ending September 30, 2014. Our ability to pay full minimum quarterly distributions in the forecast period is based on a number of assumptions that may not prove to be correct and that are discussed in “Cash Distribution Policy and Restrictions on Distributions.” Our financial forecast has been prepared by management, and we have neither received nor requested an opinion or report on it from our or any other independent auditor.
If we are unable to obtain needed capital or financing on satisfactory terms to fund expansions of our asset base, our ability to make quarterly cash distributions may be diminished or our financial leverage could increase. We do not have any commitment with any of our affiliates to provide any direct or indirect financial assistance to us following the closing of this offering.
In order to expand our asset base, we will need to make expansion capital expenditures. If we do not make sufficient or effective expansion capital expenditures, we will be unable to expand our business operations and may be unable to maintain or raise the level of our quarterly cash distributions. We will be required to use cash from our operations or incur borrowings or sell additional common units or other limited partner interests in order to fund our expansion capital expenditures. Using cash from operations will reduce our distributable cash flow. Our ability to obtain bank financing or to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering as well as the covenants in our debt agreements, general economic conditions and contingencies and uncertainties that are beyond our control. Even if we are successful in obtaining funds for expansion capital expenditures through equity or debt financings, the terms thereof could limit our ability to pay distributions to our common unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional limited partner interests may result in significant common unitholder dilution and increase the aggregate amount of cash required to maintain the then-current distribution rate, which could materially decrease our ability to pay distributions at the then-current distribution rate.
If Valero satisfies only its minimum quarterly throughput commitments under, or if we are unable to renew or extend, the commercial agreements we have with Valero, our ability to make distributions to our unitholders will be reduced.
Valero is not obligated to use our services with respect to volumes of crude oil or refined petroleum products in excess of the minimum quarterly throughput commitments under our commercial agreements. Please read “Business—Our Commercial Agreements with Valero” for a detailed description of each of these commercial agreements. During refinery turnarounds, which typically last 30 to 60 days and are performed every four to five years, we expect that Valero will only satisfy its minimum quarterly throughput commitments under our commercial agreements. Our commercial agreements with Valero, which will initially be the source of all of our revenues, will have initial terms of 10 years, and with the exception of our El Paso truck rack and Memphis truck rack, Valero will have the option to renew the agreement with respect to each asset for one additional five-year term. On a pro forma basis, Valero’s minimum quarterly throughput commitments under these agreements would have accounted for approximately 83% and 92% of our revenues for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively. If Valero fails to use our facilities and services after expiration of those agreements and we are unable to generate additional revenues from third parties, our ability to make cash distributions to unitholders will be reduced.

Valero may suspend, reduce or terminate its obligations under our commercial agreements in certain circumstances, including events of force majeure, and may avoid payments under such agreements in certain circumstances, which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.
Our commercial agreements with Valero will permit Valero to suspend, reduce or terminate its obligations with respect to our assets if certain events occur, such as Valero’s determination to totally or partially suspend refining operations at one of its refineries that our assets support for a period that will continue for at least twelve months, or a force majeure event that impacts one of Valero’s refineries for more than 60 days. Any such reduction, suspension or termination of Valero’s obligations would have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders. Please read “Business—Our Commercial Agreements with Valero.”
We may not be able to obtain third-party revenues due to competition and other factors, which could limit our ability to grow and may extend our dependence on Valero.
Our ability to obtain third-party revenues is subject to numerous factors beyond our control, including competition from third parties and the extent to which we have available capacity when third-party shippers require it. To the extent we have capacity at our refined petroleum products terminals available for third-party volumes, competition from other existing or future refined petroleum products terminals owned by our competitors may limit our ability to utilize this available capacity.
We can provide no assurance that we will be able to attract material third-party revenues. Our efforts to establish our reputation and attract new unaffiliated customers may be adversely affected by our relationship with Valero and our desire to provide services pursuant to fee-based contracts. Our potential customers may prefer to obtain services under contracts through which we could be required to assume direct commodity exposure.
Our right of first offer to acquire certain of Valero’s transportation and logistics assets is subject to risks and uncertainty, and ultimately we may not acquire any of those assets.
Our omnibus agreement provides us with our right of first offer for a period of five years after the closing of this offering on certain of Valero’s transportation and logistics assets. The consummation and timing of any future acquisitions pursuant to this right will depend upon, among other things, Valero’s willingness to offer such assets for sale, our ability to negotiate acceptable purchase agreements and commercial agreements with respect to such assets and our ability to obtain financing on acceptable terms. We can offer no assurance that we will be able to successfully consummate any future acquisitions pursuant to our right of first offer, and Valero is under no obligation to accept any offer that we may choose to make. In addition, we may decide not to exercise our right of first offer if any assets are offered for sale, and our decision will not be subject to unitholder approval. In addition, our right of first offer may be terminated by Valero at any time in the event that it no longer controls our general partner. For additional information regarding our right of first offer, please read “Business—Our Assets and Operations—Right of First Offer Assets” and “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Right of First Offer.”
If we are unable to make acquisitions on economically acceptable terms from Valero or third parties, our future growth would be limited, and any acquisitions we may make may reduce, rather than increase, our cash flows and ability to make distributions to unitholders.
Our strategy to grow our business and increase distributions to unitholders is dependent in part on our ability to make acquisitions that result in an increase in distributable cash flow per unit. Our growth strategy is based in part on our expectation of ongoing divestitures by industry participants, including our right of first offer from Valero. The consummation and timing of any future acquisitions will depend upon, among other things, whether:

•	we are able to identify attractive acquisition candidates;

•	we are able to negotiate acceptable purchase agreements;

•	we are able to obtain financing for these acquisitions on economically acceptable terms; and

•	we are outbid by competitors.
We can offer no assurance that we will be able to successfully consummate any future acquisitions, whether from Valero or any third parties. If we are unable to make future acquisitions, our future growth and ability to increase distributions will be limited. Furthermore, even if we do consummate acquisitions that we believe will be accretive, they may in fact result in a decrease in distributable cash flow per unit as a result of incorrect assumptions in our evaluation of such acquisitions or unforeseen consequences or other external events beyond our control. If we consummate any future acquisitions, unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in evaluating any such acquisitions.
Our ability to expand may be limited if Valero does not grow its business.
Part of our growth strategy depends on organic growth that depends in part on the growth of Valero’s business. For example, in our terminals business, we believe our growth will be driven in part by identifying and executing organic expansion products that will result in increased throughput volumes from Valero and third parties. Our prospects for organic growth currently include projects that we expect Valero to undertake and that we may have an opportunity to purchase from Valero. If Valero focuses on other growth areas or does not make capital expenditures to fund the organic growth of its transportation and logistics assets, we may not be able to fully execute our growth strategy.
Our operations and Valero’s refining operations are subject to many risks and operational hazards, some of which may result in business interruptions and shutdowns of our or Valero’s facilities supported by our assets and damages for which we may not be fully covered by insurance. If a significant accident or event occurs that results in a business interruption or shutdown for which we are not adequately insured, our operations and financial results could be materially and adversely affected.
Our operations are subject to all of the risks and operational hazards inherent in transporting, terminaling and storing crude oil and refined petroleum products, including:

•	damages to pipelines, terminals and facilities, related equipment and surrounding properties caused by third parties, severe weather, natural disasters and acts of terrorism;

•
maintenance, repairs, mechanical or structural failures at our or Valero’s facilities or at third-party facilities on which our or Valero’s operations are dependent, including electrical shortages, power disruptions and power grid failures;

•	damages to and loss of availability of interconnecting third-party pipelines, terminals and other means of delivering crude oil, feedstocks and refined petroleum products;

•	disruption or failure of information technology systems and network infrastructure due to various causes, including unauthorized access or attack;

•	curtailments of operations due to severe seasonal weather, including weather events in the Gulf of Mexico;

•	riots, strikes, lockouts or other industrial disturbances; and

•	other hazards.
These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage, as well as business interruptions or shutdowns of our facilities. Any such event or unplanned shutdown could have a material adverse effect on our business, financial condition and results of operations. In addition, Valero’s refining operations supported by our assets, on which our operations are substantially dependent and over which we have no control, are subject to similar operational hazards and risks inherent in refining crude oil.

Our insurance policies do not cover all losses, costs or liabilities that we may experience, and insurance companies that currently insure companies in the energy industry may cease to do so or substantially increase premiums.
We do not maintain insurance coverage against all potential losses and could suffer losses for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. We are insured under Valero’s insurance policies for certain property damage, business interruption and third-party liabilities, which includes pollution liabilities, and are subject to Valero’s policy limits under these policies. The occurrence of an event that is not fully covered by insurance or failure by one or more insurers to honor its coverage commitments for an insured event could have a material adverse effect on our business, financial condition and results of operations.
The energy industry is highly capital intensive, and the entire or partial loss of individual facilities or multiple facilities can result in significant costs to us and our insurance carriers. In recent years, several large industry claims have resulted in significant increases in the level of premiums and deductibles for participants in the energy industry. For example, hurricanes in recent years have caused significant damage to several pipelines along the Gulf Coast. As a result of large energy industry claims, insurance companies that have historically participated in underwriting energy-related facilities may discontinue that practice, may reduce the insurance capacity they are willing to offer or may demand significantly higher premiums or deductibles to cover these facilities. If significant changes in the number or financial solvency of insurance underwriters for the energy industry occur, or if other adverse conditions over which we have no control prevail in the insurance market, we may be unable to obtain and maintain adequate insurance at a reasonable cost.
In addition, we cannot assure you that Valero’s insurers will renew our insurance coverage on acceptable terms, if at all, or that we will be able to arrange for adequate alternative coverage in the event of non-renewal. The unavailability of full insurance coverage to cover events in which we suffer significant losses could have a material adverse effect on our business, financial condition and results of operation.
A material decrease in the refining margins at Valero’s refineries supported by our assets could cause Valero to reduce the volume of crude oil refined in such refineries which, in turn, could materially reduce the volumes of crude oil and refined petroleum products that we transport and terminal for Valero, which could materially and adversely affect our financial condition, results of operations and ability to make cash distributions to our unitholders.
The volumes of crude oil and refined petroleum products that we transport and terminal depend substantially on Valero’s refining margins. Refining margins are dependent both upon the price of crude oil or other refinery feedstocks and the price of refined petroleum products. These prices are affected by numerous factors beyond our or Valero’s control, including the global supply and demand for crude oil, gasoline and other refined petroleum products, competition from alternative energy sources and the impact of new and more stringent regulations and standards affecting the refining industry. In order to maintain or increase production levels at the Valero refineries supported by our assets, Valero must continually contract for new crude oil supplies or consider connecting to alternative sources of crude oil. Adverse developments in major oil producing regions around the world could have a significantly greater impact on our financial condition, results of operations and cash flows because of our lack of industry and geographic diversity and reliance on Valero as a customer.
Any reduction in volumes transported for Valero on interconnecting, third-party pipelines could cause a reduction of volumes transported through our pipelines and terminals.
At times, Valero is dependent upon connections to third-party pipelines to receive and deliver crude oil and refined petroleum products for transportation on our pipelines. Any reduction of capacities of these interconnecting pipelines due to testing, line repair, reduced operating pressures or other causes could result in reduced volumes of crude oil and refined petroleum products transported through our pipelines and terminals. In addition, it is possible that due to prorationing on third-party interconnecting pipelines, the allocations to Valero and other existing shippers on these pipelines could be reduced, which could also reduce volumes transported on our pipelines and/or through our terminals. Any significant reduction in volumes available for transportation through our pipelines and terminals would materially and adversely affect our revenues and cash flows and our ability to make distributions to our unitholders.

We are exposed to the credit risks, and certain other risks, of our customers, and any material nonpayment or nonperformance by our customers could reduce our ability to make distributions to our unitholders.
We intend to grow our customer base beyond Valero. We will be subject to the risks of loss resulting from nonpayment or nonperformance by our customers. If any of our significant customers, including Valero, default on their obligations to us, our financial results could be adversely affected. Our customers may be highly leveraged and subject to their own operating and regulatory risks. Any material nonpayment or nonperformance by our customers could reduce our ability to make distributions to our unitholders.
Our expansion of existing assets and construction of new assets may not result in revenue increases and will be subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our operations and financial condition.
In order to optimize our existing asset base, we intend to evaluate and capitalize on organic opportunities for expansion projects in order to increase revenues on our pipelines and terminals. The expansion of existing pipelines or terminals, such as by adding horsepower, pump stations or loading racks, or the construction or expansion of new transportation and logistics assets, involves numerous regulatory, environmental, political and legal uncertainties, most of which are beyond our control. If we undertake these projects, they may not be completed on schedule or at all or at the budgeted cost. Moreover, we may not receive sufficient long-term contractual commitments from customers to provide the revenues needed to support such projects and we may be unable to negotiate acceptable interconnection agreements with third-party pipelines to provide destinations for increased throughput. Even if we receive such commitments or make such interconnections, we may not realize an increase in revenues for an extended period of time. As a result, new facilities may not be able to attract enough throughput to achieve our expected investment return, which could materially and adversely affect our results of operations and financial condition and our ability in the future to make distributions to our unitholders.
We do not own all of the land on which our pipelines are located, which could result in disruptions to our operations.
We do not own all of the land on which our pipelines are located, and we are, therefore, subject to the possibility of more onerous terms and increased costs to retain necessary land use if we do not have valid leases or rights-of-way or if such rights-of-way lapse or terminate. We obtain the rights to construct and operate our pipelines on land owned by third parties and governmental agencies, and some of our agreements may grant us those rights for only a specific period of time. Our loss of these rights, through our inability to renew leases, right-of-way contracts or otherwise, could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.
We are dependent upon third parties to operate some of our facilities.
Our McKee products system is operated by NuStar, which owns a 66⅔% undivided interest in the system. If NuStar fails to operate any portion of the McKee product system in accordance with the terms of our operating agreement with them, such failure could result in our inability to meet our commitments to Valero, which in turn could result in a reduction in our revenues, or in us becoming liable to Valero for any losses it may sustain by reason of our failure to comply, which losses may not be recoverable by us from NuStar. Similarly, our adjacent PAPS and El Vista terminals are both operated by Shell, and any failure by Shell to comply with the terms of our operating agreement with Shell could result in our inability to meet our commitments to Valero with respect to our Port Arthur products system, which in turn could result in a reduction in our revenues, or in us becoming liable to Valero for any losses it may sustain by reason of our failure to comply, which losses may not be recoverable by us from Shell.
Restrictions in our revolving credit facility could adversely affect our business, financial condition, results of operations, ability to make cash distributions to our unitholders and the value of our units.
We will be dependent upon the earnings and cash flows generated by our operations in order to meet any debt service obligations and to allow us to make cash distributions to our unitholders. In connection with this offering, we expect to enter into a revolving credit facility with $300 million in available capacity, under which no amounts will be drawn at the closing of this offering. The operating and financial restrictions and covenants in such revolving credit facility and any future financing agreements could restrict our ability to finance our future operations or capital needs or to expand or pursue our business activities, which may, in turn, limit our ability to make cash distributions to our unitholders.
The provisions of our revolving credit facility could affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our revolving credit facility could result in an event of default which would enable our lenders to declare the outstanding principal of that debt, together with accrued interest, to be immediately due and payable. If the payment of our debt is accelerated, defaults under our other debt instruments, if any, may be triggered, and our assets may be insufficient to repay such debt in full, and the holders of our units could experience a partial or total loss of their investment. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity” for additional information about our revolving credit facility.
Our future debt levels may limit our flexibility to obtain financing and to pursue other business opportunities.
Following this offering, we will have the ability to incur debt, subject to limitations in our revolving credit facility. Our level of debt could have important consequences to us, including the following:

•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	our funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of our cash flows required to make payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our flexibility in responding to changing business and economic conditions may be limited.
Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets or seeking additional equity capital. We may not be able to effect any of these actions on satisfactory terms or at all.
Increases in interest rates could adversely impact the price of our common units, our ability to issue equity or incur debt for acquisitions or other purposes and our ability to make cash distributions at our intended levels.
Interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price is impacted by our level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on the price of our common units, our ability to issue equity or incur debt for acquisitions or other purposes and our ability to make cash distributions at our intended levels.
We may be unsuccessful in integrating the operations of the assets we acquire with our operations, and in realizing all or any part of the anticipated benefits of any such acquisitions.
From time to time, we will evaluate and acquire assets and businesses that we believe will complement our existing assets and businesses. Acquisitions may require substantial capital or the incurrence of substantial indebtedness. Our capitalization and results of operations may change significantly as a result of future acquisitions. Acquisitions and business expansions involve numerous risks, including difficulties in the assimilation of the assets and operations of the acquired businesses, inefficiencies and difficulties that arise because of unfamiliarity with new assets and the businesses associated with them and new geographic areas and the diversion of management’s attention from other business concerns. Further, unexpected costs and challenges may arise whenever businesses with different operations or management are combined, and we may experience unanticipated delays in realizing the benefits of an acquisition. Also, following an acquisition, we may discover previously unknown liabilities associated with the acquired business or assets, for which we have no recourse under applicable indemnification provisions.
Compliance with and changes in environmental laws, including proposed climate change laws and regulations, could adversely affect our performance.
The principal environmental risks associated with our operations are emissions into the air and releases into the soil, surface water, or groundwater. Our operations are subject to extensive environmental laws and regulations, including those relating to the discharge and remediation of materials in the environment, greenhouse gas emissions, waste management, species and habitat preservation, pollution prevention, pipeline integrity and other safety-related regulations, and characteristics and composition of fuels. Certain of these laws and regulations could impose obligations to conduct assessment or remediation efforts at our facilities or third-party sites where we take wastes for disposal or where our wastes migrated. Environmental laws and regulations also may impose liability on us for the conduct of third parties, or for actions that complied with applicable requirements when taken, regardless of negligence or fault. If we violate or fail to comply with these laws and regulations, it could lead to administrative, civil or criminal penalties or liability and imposition of injunctions, operating restrictions or the loss of permits.
Because environmental laws and regulations are becoming more stringent and new environmental laws and regulations are continuously being enacted or proposed, the level of expenditures required for environmental matters could increase in the future. Current and future legislative action and regulatory initiatives could result in changes to operating permits, material changes in operations, increased capital expenditures and operating costs, increased costs of the goods we transport, and decreased demand for products we handle that cannot be assessed with certainty at this time. We may be required to make expenditures to modify operations or install pollution control equipment or release prevention and containment systems that could materially and adversely affect our business, financial condition, results of operations, and liquidity if these expenditures, as with all costs, are not ultimately reflected in the tariffs and other fees we receive for our services. For example, the EPA has, in recent years, adopted final rules making more stringent the National Ambient Air Quality Standards (“NAAQS”) for ozone, sulfur dioxide and nitrogen dioxide, and the EPA is considering further revisions to the NAAQS. Emerging rules and permitting requirements implementing these revised standards may require us to install more stringent controls at our facilities, which may result in increased capital expenditures.
We may be unable to obtain or renew permits necessary for our operations, which could inhibit our ability to do business.
Our facilities operate under a number of federal and state permits, licenses and approvals with terms and conditions containing a significant number of prescriptive limits and performance standards in order to operate. These permits, licenses, approval limits and standards require a significant amount of monitoring, record keeping and reporting in order to demonstrate compliance with the underlying permit, license, approval limit or standard. Noncompliance or incomplete documentation of our compliance status may result in the imposition of fines, penalties and injunctive relief. A decision by a government agency to deny or delay issuing a new or renewed permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on our ability to continue operations and on our financial condition, results of operations and cash flows.
Many of our assets have been in service for many years and, as a result, our maintenance or repair costs may increase in the future. In addition, there could be service interruptions due to unknown events or conditions or increased downtime associated with our pipelines that could have a material adverse effect on our business and results of operations.
Our pipelines and terminals are generally long-lived assets, and many of them have been in service for many years. The age and condition of our assets could result in increased maintenance or repair expenditures in the future. Any significant increase in these expenditures could adversely affect our results of operations, financial position or cash flows, as well as our ability to make cash distributions to our unitholders.

The tariff rates of our regulated assets are subject to review and possible adjustment by federal and state regulators, which could adversely affect our revenues and our ability to make distributions to our unitholders.
We own pipeline assets in Texas, New Mexico, Tennessee, Mississippi and Arkansas, and we provide both interstate and intrastate transportation services. Many of our pipelines are also common carriers and, as a consequence, we may be required to provide service to customers with credit and other performance characteristics with whom we would choose not to do business if permitted to do so.
Our Port Arthur logistics system pipelines, Shorthorn pipeline and Collierville pipeline provide interstate service that is subject to regulation by FERC. FERC uses prescribed rate methodologies for developing regulated tariff rates for interstate oil and product pipelines. Our tariff rates approved by FERC may not recover all of our costs of providing services. In addition, these methodologies and changes to FERC’s approved rate methodologies, or challenges to our application of an approved methodology, could also adversely affect our rates.
Shippers may protest (and FERC may investigate) the lawfulness of new or changed tariff rates. FERC can suspend those tariff rates for up to seven months and can also require refunds of amounts collected pursuant to rates that are ultimately found to be unlawful and prescribe new rates prospectively. FERC and interested parties can also challenge tariff rates that have become final and effective, and if FERC finds those rates to be unjust and unreasonable, it may order payment of reparations for up to two years prior to the filing of a complaint. Under our commercial agreements, we and Valero have agreed not to challenge or support others in challenging the tariff rates in effect during the term of the agreements, except to the extent changes to the base tariff rate are inconsistent with FERC’s indexing methodology or other rate changing methodologies or to the extent any proceeding brought against us by a third party that could affect our ability to provide transportation services to Valero under the agreements. This agreement does not prevent other shippers or interested persons from challenging our tariffs, including our tariff rates and proration rules. Due to the complexity of rate making, the lawfulness of any rate is never assured. A successful challenge of our rates could adversely affect our revenues and our ability to make distributions to our unitholders.
While FERC regulates rates and terms and conditions of service for transportation of crude oil or refined petroleum products in interstate commerce by pipeline, state agencies may regulate rates, terms and conditions of service for such pipeline transportation in intrastate commerce. There is not a clear boundary between transportation service provided in interstate commerce, which is regulated by FERC, and transportation service provided in intrastate commerce, which is not regulated by FERC. Such determinations are highly fact-dependent and are made on a case-by-case basis. We cannot provide assurance that FERC will not subsequently assert jurisdiction over certain transportation services, which we provide that are not currently subject to its regulatory oversight. If FERC were successful with any such assertion, FERC’s ratemaking methodologies could subject us to potentially burdensome and expensive operational, reporting and other requirements.
Our portion of the McKee to El Paso pipeline currently provides intrastate service that is subject to regulation by the Texas Railroad Commission. In Texas, a pipeline, with some exceptions, is required to operate as a common carrier by publishing tariffs and providing transportation without discrimination. The Texas Railroad Commission could limit our ability to increase our rates or to set rates based on our costs or could order us to reduce our rates and could require the payment of refunds to shippers. Such regulation or a successful challenge to our intrastate pipeline rates could adversely affect our financial position, cash flows or results of operations. In addition, because a portion of the McKee to El Paso pipeline crosses New Mexico, we have applied for a waiver of the tariff filing and reporting requirements imposed by FERC under the ICA for our portion of the pipeline. Valero is the only shipper on our portion of this pipeline and has been the only shipper since we acquired our portion of the pipeline in 2008. Based on FERC’s precedent regarding this type of waiver request, we fully expect the waiver will be granted to the extent such waiver is necessary. However, if that waiver is denied or FERC elects to assert jurisdiction over the line, we may be required to provide a cost justification for the transportation charge. The rates under such tariffs may be insufficient to allow us to recover fully our cost of providing service on the affected pipelines, which could adversely affect our business, financial condition and results of operations. In addition, regulation by FERC may subject us to potentially burdensome and expensive operational, reporting and other requirements. Even if FERC grants the waiver of the tariff filing and reporting requirements, if a third party makes a reasonable request for service on the McKee to El Paso pipeline, we would be required to provide service without undue discrimination and to operate in a manner that does not provide any undue preference to shippers.

In addition, state commissions have generally not been aggressive in regulating common carrier pipelines, have generally not investigated the rates or practices of petroleum pipelines in the absence of shipper complaints, and generally resolve complaints informally. If the regulatory commissions in the states in which we operate change their policies and aggressively regulate the rates or terms of service of pipelines operating in those states, it could adversely affect our business, financial condition and results of operations.
If we lose any of our key personnel, our ability to manage our business and continue our growth could be negatively impacted.
Our future performance depends to a significant degree upon the continued contributions of our senior management team and key technical personnel. We do not currently maintain key person life insurance policies for any of our senior management team. The loss or unavailability to us of any member of our senior management team or a key technical employee could significantly harm us. We face competition for these professionals from our competitors, our customers and other companies operating in our industry. To the extent that the services of members of our senior management team and key technical personnel would be unavailable to us for any reason, we may be required to hire other personnel to manage and operate our company and to develop our products and technology. We cannot assure you that we would be able to locate or employ such qualified personnel on acceptable terms or at all.
We rely on information technology in our operations, and any material failure, inadequacy or interruption of that technology could harm our business.
We inherited information technology systems and controls that monitor the movement of petroleum products through our pipeline systems. Information technology system failures, network disruptions (whether intentional by a third party or due to natural disaster), breaches of network or data security, or disruption or failure of the network system used to monitor and control pipeline operations could result in environmental damage, operational disruptions, regulatory enforcement or private litigation. Our computer systems, including our back-up systems, could be damaged or interrupted by power outages, computer and telecommunications failures, computer viruses, internal or external security breaches, events such as fires, earthquakes, floods, tornadoes and hurricanes, or errors by our employees. Further, the failure of any of our systems to operate effectively, or problems we may experience with transitioning to upgraded or replacement systems, could significantly harm our business and operations and cause us to incur significant costs to remediate such problems. There can be no assurance that a system failure or data security breach will not have a material adverse effect on our financial condition and results of operations.
Terrorist or cyber-attacks and threats, or escalation of military activity in response to these attacks, could have a material adverse effect on our business, financial condition or results of operations.
Terrorist attacks and threats, cyber-attacks, or escalation of military activity in response to these attacks, may have significant effects on general economic conditions, fluctuations in consumer confidence and spending and market liquidity, each of which could materially and adversely affect our business. Strategic targets, such as energy-related assets and transportation assets, may be at greater risk of future terrorist or cyber-attacks than other targets in the U.S. We do not maintain specialized insurance for possible liability or loss resulting from a cyber-attack on our assets that may shut down all or part of our business. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital including our ability to repay or refinance debt. It is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition and results of operations.
Our customers’ operating results are seasonal and generally lower in the first and fourth quarters of the year. Our customers depend on favorable weather conditions in the spring and summer months.
Demand for gasoline is generally higher during the summer months than during the winter months due to seasonal increases in motor vehicle traffic. As a result, our customers’ operating results are generally lower for the first and fourth quarters of each year. Unfavorable weather conditions during the spring and summer months and a resulting lack of the expected seasonal upswings in traffic and sales could adversely affect our customers’ business, financial condition and results of operations, which may adversely affect our business, financial conditions and results of operations.

The level and terms of Valero’s indebtedness and its credit ratings could adversely affect our ability to grow our business and our ability to make cash distributions to our unitholders and our credit ratings and profile. Our ability to obtain credit in the future and our future credit rating may also be adversely affected by Valero’s credit rating and level of indebtedness.
If the level of Valero’s indebtedness increased significantly in the future, then it would increase the risk that it may default on its obligations to us under our commercial agreements. As of June 30, 2013, Valero had long-term indebtedness of $6.6 billion. The covenants contained in the agreements governing Valero’s outstanding and future indebtedness may limit its ability to borrow additional funds for development and make certain investments and may directly or indirectly impact our operations in a similar manner. Furthermore, if Valero were to default under certain of its debt obligations, there is a risk that Valero’s creditors would attempt to assert claims against our assets during the litigation of their claims against Valero. The defense of any such claims could be costly and could materially impact our financial condition, even absent any adverse determination. If these claims were successful, our ability to meet our obligations to our creditors, make distributions and finance our operations could be materially and adversely affected.
Valero currently has an investment grade rating. If Valero’s credit rating lowered in the future, the interest rate and fees Valero pays on its credit facilities may increase. In addition, although we will not have any indebtedness rated by any credit rating agency at the closing of this offering, we may have rated debt in the future. Credit rating agencies will likely consider Valero’s credit rating when assigning ours because of Valero’s ownership interest in us and our reliance on commercial agreements with Valero for all of our revenues. If one or more credit rating agencies were to downgrade Valero’s credit rating, we could experience an increase in our borrowing costs or difficulty accessing the capital markets. Such a development could adversely affect our ability to grow our business and to make cash distributions to our unitholders.
Risks Inherent in an Investment in Us
Our general partner and its affiliates, including Valero, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our unitholders. Additionally, we have no control over the business decisions and operations of Valero, and Valero is under no obligation to adopt a business strategy that favors us.
Following the offering, Valero will own a         % limited partner interest in us (or      % if the underwriters’ option to purchase additional common units is exercised in full) and will own and control our general partner. Although our general partner has a duty to manage us in a manner that is not adverse to the best interests of us and our unitholders, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is not adverse to the best interests of its owner, Valero. Conflicts of interest may arise between Valero and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, the general partner may favor its own interests and the interests of its affiliates, including Valero, over the interests of our common unitholders. These conflicts include, among others, the following situations:

•
neither our partnership agreement nor any other agreement requires Valero to pursue a business strategy that favors us or utilizes our assets, which could involve decisions by Valero to increase or decrease refinery production, shut down or reconfigure a refinery, shift the focus of its investment and growth to areas not served by our assets, or undertake acquisition opportunities for itself;

•
Valero, as our primary customer, has an economic incentive to cause us to not seek higher rates and fees, even if such higher rates and fees would reflect those that could be obtained in arm’s-length, third-party transactions;

•
Valero’s directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Valero, which may be contrary to our interests; in addition, many of the officers and directors of our general partner are also officers and/or directors of Valero and will owe fiduciary duties to Valero and its stockholders;

•	Valero may be constrained by the terms of its debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

•
our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limiting our general partner’s liabilities and restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•	disputes may arise under our commercial agreements with Valero;

•
our general partner will determine the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities and the creation, reduction or increase of cash reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•
our general partner will determine the amount and timing of many of our capital expenditures and whether a capital expenditure is classified as an expansion capital expenditure, which would not reduce operating surplus, or a maintenance capital expenditure, which would reduce our operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and the ability of the subordinated units to convert into common units;

•	our general partner will determine which costs incurred by it are reimbursable by us;

•
our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate expiration of the subordination period;

•
our partnership agreement permits us to classify up to $    million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the general partner units or the incentive distribution rights;

•
our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than 80% of the common units;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including under the omnibus agreement and our commercial agreements with Valero;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

•
our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner, which we refer to as our conflicts committee, or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers, directors and owners. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement” and “Conflicts of Interest and Duties.”
Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.
We expect that we will distribute all of our available cash to our unitholders and will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.
In addition, because we intend to distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement, and we do not anticipate there being limitations in our revolving credit facility, on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.
Our general partner may cause us to borrow funds in order to make cash distributions, even where the purpose or effect of the borrowing benefits the general partner or its affiliates.
In some instances, our general partner may cause us to borrow funds from Valero or from third parties in order to permit the payment of cash distributions. These borrowings are permitted even if the purpose and effect of the borrowing is to enable us to make a distribution on the subordinated units, to make incentive distributions or to hasten the expiration of the subordination period.
The fees and reimbursements due to our general partner and its affiliates, including Valero, for services provided to us or on our behalf will reduce our distributable cash flow. In certain cases, the amount and timing of such reimbursements will be determined by our general partner and its affiliates, including Valero.
Pursuant to our partnership agreement, we will reimburse our general partner and its affiliates, including Valero, for expenses they incur and payments they make on our behalf. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Pursuant to the omnibus agreement, we will pay an annual fee of $7.9 million to Valero for general and administrative services, and we will reimburse Valero for any out-of-pocket costs and expenses incurred by Valero in providing these services to us. The omnibus agreement provides that the $7.9 million annual fee may be adjusted annually by Valero in good faith to reflect the cost of providing such services. In addition, we will reimburse our general partner for payments to Valero pursuant to the services and secondment agreement for the wages, benefits and other costs of Valero employees seconded to our general partner to perform operational and maintenance services at certain of our pipeline and terminal systems. Each of these payments will be made prior to making any distributions on our common units. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce our distributable cash flow. Please read “Cash Distribution Policy and Restrictions on Distributions” and “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions.”

Our partnership agreement restricts the remedies available to holders of our common and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.
Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement provides that:

•
whenever our general partner (acting in its capacity as our general partner), the board of directors of our general partner or any committee thereof (including the conflicts committee) makes a determination or takes, or declines to take, any other action in their respective capacities, our general partner, the board of directors of our general partner and any committee thereof (including the conflicts committee), as applicable, is required to make such determination, or take or decline to take such other action, in good faith, meaning that it subjectively believed that the decision was not adverse to our best interests, and, except as specifically provided by our partnership agreement, will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•	our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as such decisions are made in good faith;

•
our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•
our general partner will not be in breach of its obligations under the partnership agreement (including any duties to us or our unitholders) if a transaction with an affiliate or the resolution of a conflict of interest is:

◦	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval;

◦	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates;

◦	determined by the board of directors of our general partner to be on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

◦
determined by the board of directors of our general partner to be fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, any determination by our general partner or the conflicts committee must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest satisfies either of the standards set forth in the third and fourth subbullet points above, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Duties.”
If you are not an Eligible Holder, your common units may be subject to redemption.
We have adopted certain requirements regarding those investors who may own our common and subordinated units. Eligible Holders are limited partners whose (a) federal income tax status is not reasonably likely to have a material adverse effect on the rates that can be charged by us on assets that are subject to regulation by FERC or an analogous regulatory body and (b) nationality, citizenship or other related status would not create a substantial risk of cancellation or forfeiture of any property in which we have an interest, in each case as determined by our general partner with the advice of counsel. If you are not an Eligible Holder, in certain circumstances as set forth in our partnership agreement, your units may be redeemed by us at the then-current market price. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Please read “Our Partnership Agreement—Ineligible Holders; Redemption.”
Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.
Unitholders’ voting rights are further restricted by a provision of our partnership agreement providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot be used to vote on any matter.
Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.
Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. For example, unlike holders of stock in a public corporation, unitholders will not have “say-on-pay” advisory voting rights. Unitholders did not elect our general partner or the board of directors of our general partner and will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner is chosen by the member of our general partner, which is a wholly owned subsidiary of Valero. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.
Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.
Unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of the offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. At closing, our general partner and its affiliates will own     % of our common and subordinated units (or         % if the underwriters’ option to purchase additional common units is exercised in full) (excluding common units purchased by officers and directors of our general partner and Valero under our directed unit program). Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on our common units will be extinguished. A removal of our general partner under these circumstances would adversely affect our common units by prematurely eliminating their distribution and liquidation preference over our subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable to us or any limited partner for actual fraud or willful misconduct in its capacity as our general partner. “Cause” does not include most cases of charges of poor management of the business, so the removal of our general partner because of unitholder dissatisfaction with the performance of our general partner in managing our partnership will most likely result in the termination of the subordination period and conversion of all subordinated units to common units.
Furthermore, unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.
Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.
Our general partner may transfer its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. Furthermore, our partnership agreement does not restrict the ability of Valero to transfer all or a portion of its ownership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own designees and thereby exert significant control over the decisions made by the board of directors and officers.
The incentive distribution rights of our general partner may be transferred to a third party without unitholder consent.
Our general partner may transfer its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers its incentive distribution rights to a third party but retains its general partner interest, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if it had retained ownership of its incentive distribution rights. For example, a transfer of incentive distribution rights by our general partner could reduce the likelihood of Valero selling or contributing additional assets to us, as Valero would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.
We may issue additional units without unitholder approval, which would dilute unitholder interests.
At any time, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such limited partner interests. Further, there are no limitations in our partnership agreement on our ability to issue equity securities that rank equal or senior to our common units as to distributions or in liquidation or that have special voting rights and other rights. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash we have available to distribute on each unit may decrease;

•
because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of minimum quarterly distributions will be borne by our common unitholders will increase;

•
because the amount payable to holders of incentive distribution rights is based on a percentage of total available cash, the distributions to holders of incentive distribution rights will increase even if the per unit distribution on common units remains the same;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of our common units may decline.
Valero may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.
After the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional common units, Valero will hold          common units and      subordinated units. All of the subordinated

units will convert into common units at the end of the subordination period and may convert earlier under certain circumstances. Additionally, we have agreed to provide Valero with certain registration rights under applicable securities laws. Please read “Units Eligible for Future Sale.” The sale of these units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.
Our general partner’s discretion in establishing cash reserves may reduce the amount of cash we have available to distribute to unitholders.
Our partnership agreement requires our general partner to deduct from operating surplus the cash reserves that it determines are necessary to fund our future operating expenditures. In addition, the partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash we have available to distribute to unitholders.
Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.
If at any time our general partner and its affiliates own more than 80% of our then-outstanding common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering and assuming the underwriters’ option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately         % of our common units. At the end of the subordination period (which could occur as early as         ,    ), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters’ option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately     % of our outstanding common units and therefore would not be able to exercise the call right at that time. For additional information about our general partner’s call right, please read “Our Partnership Agreement—Limited Call Right.”
There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. Following this offering, the price of our common units may fluctuate significantly, and you could lose all or part of your investment.
Prior to this offering, there has been no public market for our common units. After this offering, there will be only      publicly traded common units, assuming the underwriters’ option to purchase additional common units from us is not exercised. In addition, Valero will own      common units and      subordinated units, representing an aggregate     % limited partner interest in us (or         % if the underwriters’ option to purchase additional common units is exercised in full). We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.
The initial public offering price for the common units offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	the level of our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	other factors described in these “Risk Factors.”
Our general partner, or any transferee holding a majority of the incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to the incentive distribution rights, without the approval of the conflicts committee of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.
The holder or holders of a majority of the incentive distribution rights, which is initially our general partner, have the right, at any time when there are no subordinated units outstanding and the holders have received incentive distributions at the highest level to which they are entitled (48%) for each of the prior four consecutive fiscal quarters (and the amount of each such distribution did not exceed adjusted operating surplus for each such quarter), to reset the minimum quarterly distribution and the initial target distribution levels at higher levels based on our cash distribution at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution. Our general partner has the right to transfer the incentive distribution rights at any time, in whole or in part, and any transferee holding a majority of the incentive distribution rights shall have the same rights as our general partner with respect to resetting target distributions.
In the event of a reset of the minimum quarterly distribution and the target distribution levels, the holders of the incentive distribution rights will be entitled to receive, in the aggregate, the number of common units equal to that number of common units which would have entitled the holders to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions on the incentive distribution rights in the prior two quarters. Our general partner will also be issued the number of general partner units necessary to maintain the same percentage general partner interest in us that existed immediately prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal expansion projects that would not otherwise be sufficiently accretive to cash distributions per common unit. It is possible, however, that our general partner or a transferee could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued common units rather than retain the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then-current business environment. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued common units to our general partner in connection with resetting the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels.”
You will experience immediate and substantial dilution in net tangible book value of $        per common unit.
The estimated initial public offering price of $    per common unit (the mid-point of the price range set forth on the cover of this prospectus) exceeds our pro forma net tangible book value of $        per unit. Based on the estimated initial public offering price of $         per common unit, you will incur immediate and substantial dilution of $    per common unit. This dilution results primarily because the assets contributed by Valero are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read “Dilution.”

Our general partner intends to limit its liability regarding our obligations.
Our general partner intends to limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement permits our general partner to limit its liability, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.
Our partnership agreement replaces our general partner’s fiduciary duties to holders of our common units with contractual standards governing its duties.
Our partnership agreement contains provisions that eliminate the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law and replace those duties with several different contractual standards. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duties to us and our unitholders other than the implied contractual covenant of good faith and fair dealing, which means that a court will enforce the reasonable expectations of the partners where the language in the partnership agreement does not provide for a clear course of action. This provision entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate corporate opportunities among us and its other affiliates;

•	whether to exercise its limited call right;

•	whether to seek approval of the resolution of a conflict of interest by the conflicts committee of the board of directors of our general partner;

•	how to exercise its voting rights with respect to the units it owns;

•	whether to exercise its registration rights;

•	whether to elect to reset target distribution levels;

•	whether to transfer the incentive distribution rights to a third party; and

•	whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.
By purchasing a common unit, a common unitholder agrees to become bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Duties—Duties of Our General Partner.”
If we fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud, which would likely have a negative impact on the market price of our common units. Pursuant to the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company and we may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 (“Securities Act”) for complying with new or revised accounting standards.
We will be required to disclose material changes made in our internal control over financial reporting on a quarterly basis and we will be required to assess the effectiveness of our controls annually. However, for as long as we are an “emerging growth company” under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. We could be an emerging growth company for up to five years. Please read “Prospectus Summary—Implications of Being an Emerging Growth Company.” Effective internal controls are necessary for us to provide reliable and timely financial reports, prevent fraud and to operate successfully as a publicly traded limited partnership. We prepare our consolidated financial statements in accordance with GAAP, but our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002. For example, Section 404 will require us, among other things, to annually review and report on the effectiveness of our internal control over financial reporting. We must comply with Section 404 (except for the requirement for an auditor’s attestation report) beginning with our fiscal year ending December 31, 2015. Any failure to develop, implement or maintain effective internal controls or to improve our internal controls could harm our operating results or cause us to fail to meet our reporting obligations.
Given the difficulties inherent in the design and operation of internal controls over financial reporting, in addition to our limited accounting personnel and management resources, we can provide no assurance as to our, or our independent registered public accounting firm’s, future conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Any failure to implement and maintain effective internal controls over financial reporting will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.
In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.
We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We cannot predict if investors will find our units less attractive because we will rely on these exemptions. If some investors find our units less attractive as a result, there may be a less active trading market for our units and our trading price may be more volatile.
Your liability may not be limited if a court finds that unitholder action constitutes control of our business.
A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. You could be liable for any and all of our obligations as if you were a general partner if a court or government agency were to determine that:

•	we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•
your right to act with other unitholders to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

For a discussion of the implications of the limitations of liability on a unitholder, please read “Our Partnership Agreement—Limited Liability.”

Unitholders may have to repay distributions that were wrongfully distributed to them.
Under certain circumstances, unitholders may have to repay amounts wrongfully distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Transferees of common units are liable both for the obligations of the transferor to make contributions to the partnership that are known to the transferee at the time of the transfer and for unknown obligations if the liabilities could be determined from our partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.
The NYSE does not require a publicly traded limited partnership like us to comply with certain of its corporate governance requirements.
We intend to apply to list our common units on the NYSE. Because we will be a publicly traded limited partnership, the NYSE does not require us to have, and we do not intend to have, a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Additionally, any future issuance of additional common units or other securities, including to affiliates, will not be subject to the NYSE’s shareholder approval rules that apply to a corporation. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read “Management—Management of Valero Energy Partners LP.”
We will incur increased costs as a result of being a publicly traded limited partnership.
We have no history operating as a publicly traded limited partnership. As a publicly traded limited partnership, we will incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002 and related rules subsequently implemented by the SEC and the NYSE have required changes in the corporate governance practices of publicly traded companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded limited partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting.
Tax Risks
In addition to reading the following risk factors, please read “Material Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.
Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service (“IRS”) were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow would be substantially reduced.
The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested a ruling from the IRS on this or any other tax matter affecting us.
Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. A change in our business or a change in current law could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state and local income tax at varying rates. Distributions would generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions, or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our distributable cash flow would be substantially reduced. In addition, changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such taxes may substantially reduce our distributable cash flow. Therefore, if we were treated as a corporation for federal income tax purposes or otherwise subjected to a material amount of entity-level taxation, there would be material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.
Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution levels may be adjusted to reflect the impact of that law on us.
The present federal income tax treatment of publicly traded limited partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded limited partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes. Please read “Material Federal Income Tax Consequences—Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.
Our unitholders’ share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.
Because a unitholder will be treated as a partner to whom we will allocate taxable income that could be different in amount than the cash we distribute, a unitholder’s allocable share of our taxable income will be taxable to it, which may require the payment of federal income taxes and, in some cases, state and local income taxes, on the unitholder’s share of our taxable income even if it receives no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.
If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our distributable cash flow.
We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take, and the IRS’s positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take and such positions may not ultimately be sustained. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS, and the outcome of any IRS contest, may have a materially adverse impact on the market for our common units and the price at which our common units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our distributable cash flow.

Tax gain or loss on the disposition of our common units could be more or less than expected.
If our unitholders sell common units, the unitholders will recognize a gain or loss for federal income tax purposes equal to the difference between the amount realized and their tax basis in those common units. Because distributions in excess of a unitholder’s allocable share of our net taxable income decrease the unitholder’s tax basis in its common units, the amount, if any, of such prior excess distributions with respect to the common units a unitholder sells will, in effect, become taxable income to the unitholder if it sells such common units at a price greater than its tax basis in those common units, even if the price received is less than its original cost. Furthermore, a substantial portion of the amount realized on any sale of a unitholder’s common units, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, a unitholder that sells common units may incur a tax liability in excess of the amount of cash received from the sale. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss” for a further discussion of the foregoing.
Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.
Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file federal income tax returns and pay tax on their share of our taxable income. Any tax-exempt entity or non-U.S. person should consult a tax advisor before investing in our common units.
We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.
Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. Baker Botts L.L.P. is unable to opine as to the validity of such filing positions. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we will adopt.
We will prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.
We will prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. Recently, however, the U.S. Treasury Department issued proposed regulations that provide a safe harbor pursuant to which publicly traded limited partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we will adopt. If the IRS were to challenge this method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Baker Botts L.L.P. has not rendered an opinion with respect to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees.”

A unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of those common units. If so, the unitholder would no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.
Because a unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of the loaned common units, the unitholder may no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Baker Botts L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units. Therefore, our unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.
We will adopt certain valuation methodologies and monthly conventions for federal income tax purposes that may result in a shift of income, gain, loss and deduction between our general partner and our unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.
When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and our general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of taxable income, gain, loss and deduction between our general partner and certain of our unitholders.
A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of taxable gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.
The sale or exchange of 50% or more of our capital and profits interests during any twelve month period will result in the termination of our partnership for federal income tax purposes.
We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief were not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in the unitholder’s taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has recently announced a publicly traded limited partnership technical termination relief program whereby, if a publicly traded limited partnership that technically terminated requests publicly traded limited partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.
As a result of investing in our common units, a unitholder may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.
In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or control property now or in the future, even if the unitholders do not live in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We initially expect to conduct business and/or control assets in Arkansas, Louisiana, Mississippi, New Mexico, Tennessee and Texas. Except for Texas, all of these states currently impose a personal income tax on individuals. As we make acquisitions or expand our business, we may control assets or conduct business in additional states that impose a personal income tax. It is each unitholder’s responsibility to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units. Prospective unitholders should consult their own tax advisors regarding such matters.

USE OF PROCEEDS
We expect to receive net proceeds of approximately $        million from the sale of common units offered by this prospectus based on an assumed initial public offering price of $    per common unit (the mid-point of the price range set forth on the cover of the prospectus), after deducting underwriting discounts, the structuring fee and estimated offering expenses. Our estimate assumes the underwriters’ option to purchase additional common units from us is not exercised. We intend to use the net proceeds from this offering to pay revolving credit facility origination and commitment fees of approximately $        million, and we will retain the remainder of the net proceeds of this offering for general partnership purposes, including to fund potential acquisitions from Valero and third parties and potential organic expansion capital expenditures.
We expect to use the majority of the retained net proceeds from this offering for potential future acquisitions, such as the potential acquisition from Valero of our right of first offer assets. However, the consummation and timing of any future acquisition of our right of first offer assets are subject to various contingencies, including Valero’s willingness to offer such assets for sale and its willingness to accept any offer we may choose to make. For additional information regarding our right of first offer, please read “Business—Our Assets and Operations—Right of First Offer Assets” and “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Right of First Offer.” We may also consider the acquisition of other assets from Valero and third parties. Any such acquisitions, however, will also depend on various contingencies, including our ability to identify attractive acquisition candidates and successfully negotiate acceptable purchase agreements.
If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the          additional common units, if any, will be issued to Valero. Any such common units issued to Valero will be issued for no additional consideration. If the underwriters exercise in full their option to purchase additional common units from us, the additional net proceeds would be approximately $        million, after deducting underwriting discounts and the structuring fee. We will use any such net proceeds for general partnership purposes.
An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts and offering expenses, to increase or decrease by approximately $    million.

CAPITALIZATION
The following table shows:

•	the historical cash and cash equivalents and capitalization of our Predecessor as of June 30, 2013; and

•
our pro forma capitalization as of June 30, 2013, giving effect to the pro forma adjustments described in our unaudited pro forma combined financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds of this offering in the manner described under “Use of Proceeds” and the other transactions described under “Prospectus Summary—The Transactions.”

The amounts in this table are derived from, should be read together with and is qualified in its entirety by reference to our Predecessor’s historical combined financial statements and the accompanying notes and our unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus.

	June 30, 2013
(in thousands)	Historical	Pro Forma
Cash and cash equivalents	$—	$275,525

Capitalization:
Debt
Capital lease obligations	$5,761	$5,761
Revolving credit facility	—	—
Total debt	5,761	5,761
Net investment/partners’ capital
Net investment	260,661	—
Partners’ capital:
Held by the public
Common units	—
Held by Valero
Common units	—
Subordinated units	—
General partner units	—
Total net investment/partners’ capital	260,661
Total capitalization	$266,422	$

DILUTION
Dilution is the amount by which the offering price per common unit in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of June 30, 2013, after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $    million, or $    per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit (1)		$
Pro forma net tangible book value per unit before the offering (2)	$
Increase in net tangible book value per unit attributable to purchasers in the offering
Less: Pro forma net tangible book value per unit after the offering (3)
Immediate dilution in net tangible book value per common unit to purchasers in the offering (4) (5)		$
_______________

(1)	The mid-point of the price range set forth on the cover of this prospectus.

(2)
Determined by dividing the number of units (    common units,    subordinated units and      general partner units) to be issued to the general partner and its affiliates for their contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities.

(3)
Determined by dividing the number of units to be outstanding after this offering (    common units,    subordinated units and    general partner units) and the application of the related net proceeds into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering.

(4)	If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $ and $ , respectively.

(5)
Assumes the underwriters’ option to purchase additional common units from us is not exercised. If the underwriters’ option to purchase additional common units from us is exercised in full, the immediate dilution in net tangible book value per common unit to purchasers in this offering will be $    .

The following table sets forth the number of units that we will issue and the total consideration contributed to us by the general partner and its affiliates in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired		Total Consideration
(in thousands)	Number	%	Amount	%
General partner and its affiliates (1) (2) (3)%			$	%
Purchasers in this offering		%		%
Total		100%		$100%
_______________

(1)	Upon the consummation of the transactions contemplated by this prospectus, our general partner and its affiliates will own common units, subordinated units and general partner units.

(2)	Assumes the underwriters’ option to purchase additional common units from us is not exercised.

(3)
The assets contributed by the general partner and its affiliates were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of June 30, 2013, after giving effect to the application of the net proceeds of the offering, is $        million.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS
The following discussion of our cash distribution policy should be read in conjunction with the specific assumptions included in this section. In addition, “Risk Factors” and “Forward-Looking Statements” should be read for information regarding certain risks inherent in our business and regarding statements that do not relate strictly to historical or current facts.
For additional information regarding our historical and pro forma results of operations, please refer to our historical combined financial statements and the accompanying notes and our unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus.
General
Rationale for Our Cash Distribution Policy
Our partnership agreement requires that we distribute all of our available cash quarterly. This requirement forms the basis of our cash distribution policy and reflects a basic judgment that our unitholders will be better served by distributing our available cash rather than retaining it, because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Under our current cash distribution policy, we intend to make minimum quarterly distributions on our common and subordinated units of $     per unit, or $     per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including the payment of expenses to our general partner. However, other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to make quarterly cash distributions in this or any other amount, and our general partner has considerable discretion to determine the amount of our available cash each quarter. In addition, our general partner may change our cash distribution policy at any time, subject to the requirement in our partnership agreement to distribute all of our available cash quarterly. Generally, our available cash is our (i) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (ii) cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax. If we do not generate sufficient available cash from our operations, we may, but are under no obligation to, borrow funds to pay minimum quarterly distributions to our unitholders.
Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy
Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

•
Our cash distribution policy may be subject to restrictions on cash distributions under our revolving credit facility. We expect that such restrictions will prohibit us from making cash distributions while an event of default has occurred and is continuing under our revolving credit facility, notwithstanding our cash distribution policy. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility.”

•
The amount of cash that we distribute and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Specifically, our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

•
While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. During the subordination period, our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances when our general partner can amend our partnership agreement without any unitholder approval. For a description of these limited circumstances, please read “Our Partnership Agreement—Amendment of Our Partnership Agreement—No Limited Partner Approval.” However, after the subordination period has ended, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. At the closing of this offering, Valero will own our general partner and will indirectly own an aggregate of approximately         % of our outstanding common and subordinated units (or     % if the underwriters’ option to purchase additional common units is exercised in full).

•
Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•
We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating expenses or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our available cash is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash.”

•
Our ability to make cash distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make cash distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

•
If and to the extent our available cash materially declines from quarter to quarter, we may elect to change our current cash distribution policy and reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

To the extent that our general partner determines not to distribute the full minimum quarterly distribution on our common units with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid on the common units with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. The subordinated units will not accrue any arrearages. Any shortfall in the payment of the minimum quarterly distribution on the common units with respect to any quarter during the subordination period may decrease the likelihood that our quarterly distribution rate would increase in subsequent quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period.”
Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital
Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon our cash reserves (including the net proceeds that we will retain from this offering) and external financing sources, including borrowings under our revolving credit facility (under which no amounts will be drawn at the closing of this offering) and the issuance of debt and equity securities, to fund future acquisitions and other expansion capital expenditures. To the extent we are unable to finance growth with external sources of capital, the requirement in our partnership agreement to distribute all of our available cash and our current cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. Our revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read “Risk Factors—Risks Related to Our Business—Restrictions in our revolving credit facility could adversely affect our business, financial condition, results of operations, ability to make cash distributions to our unitholders and the value of our units.” To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our cash distributions per unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to our common units, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. If we incur additional debt (under our revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders. Please read “Risk Factors—Risks Related to Our Business—Our future debt levels may limit our flexibility to obtain financing and to pursue other business opportunities.”
Our Minimum Quarterly Distribution
Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $     per unit for each whole quarter, or $     per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” Quarterly distributions, if any, will be made within 45 days after the end of each calendar quarter to holders of record on or about the first day of each such month in which such distributions are made. We will not make distributions for the period that begins on        ,      and ends on the day prior to the closing of this offering. We will adjust the amount of our distribution for the period from the completion of this offering through     ,     based on the actual length of the period.
The amount of available cash needed to pay the minimum quarterly distribution on all of our common and subordinated units and the corresponding distributions on our general partner units, in each case to be outstanding immediately after this offering, for one quarter and on an annualized basis (assuming no exercise and full exercise of the underwriters’ option to purchase additional common units) is summarized in the table below:

	No Exercise of Underwriters’ Option to Purchase Additional Common Units			Full Exercise of Underwriters’ Option to Purchase Additional Common Units
	Aggregate Minimum Quarterly Distributions			Aggregate Minimum Quarterly Distributions
(in thousands)	Number of Units	One Quarter	Annualized (Four Quarters)	Number of Units	One Quarter	Annualized (Four Quarters)
Common units held by public		$	$		$	$
Common units held by Valero
Subordinated units held by Valero
General partner units
Total		$	$		$	$
As of the date of this offering, our general partner will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner’s initial 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its initial 2% general partner interest. Our general partner will also initially hold all of the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48%, of the cash we distribute in excess of $         per unit per quarter.
During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters, and our general partner will receive corresponding distributions on its general partner units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period.” We cannot guarantee, however, that we will pay distributions on our common units at our minimum quarterly distribution rate or at any other rate in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must subjectively believe that the determination is not adverse to our best interest. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. Please read “Conflicts of Interest and Duties.”
The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.
Additionally, our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.” The minimum quarterly distribution is also subject to adjustment if the holder(s) of the incentive distribution rights (initially only our general partner) elect to reset the target distribution levels related to the incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels.”
In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $     per unit for the twelve months ending September 30, 2014. In those sections, we present two tables, consisting of:

•
“Unaudited Pro Forma Distributable Cash Flow,” in which we present the amount of distributable cash flow we would have generated on a pro forma basis for the twelve months ended June 30, 2013 and the year ended December 31, 2012, derived from our unaudited pro forma combined financial statements that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

•
“Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2014,” in which we provide our estimated forecast of our ability to generate sufficient distributable cash flow to support the full payment of minimum quarterly distributions on our common and subordinated units and the corresponding distributions on our general partner units for the twelve months ending September 30, 2014.

Unaudited Pro Forma Distributable Cash Flow for the Twelve Months Ended June 30, 2013 and the Year Ended December 31, 2012
On a pro forma basis, assuming we had completed this offering on January 1, 2012, our distributable cash flow for the twelve months ended June 30, 2013 and the year ended December 31, 2012 would have been approximately $51.7 million and $43.1 million, respectively. The amount of distributable cash flow we must generate to support the payment of minimum quarterly distributions for four quarters on our common and subordinated units and the corresponding distributions on our general partner units, in each case to be outstanding immediately after this offering, is approximately $     million (or an average of approximately $        million per quarter). As a result, we would have had sufficient distributable cash flow to pay the full minimum quarterly distributions on our common, subordinated and general partner units for the twelve months ended June 30, 2013, and to pay the full minimum quarterly distributions on our common units and the corresponding distributions on our general partner units for the year ended December 31, 2012. However, we would have had sufficient distributable cash flow to pay only approximately     % of the minimum quarterly distributions on our subordinated units and the corresponding distribution on our general partner units for the year ended December 31, 2012.
We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts on the following page do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, distributable cash flow is primarily a cash accounting concept, while our unaudited pro forma combined financial statements have been prepared on an accrual basis. As a result, you should view the amount of pro forma distributable cash flow only as a general indication of the amount of distributable cash flow that we might have generated had we been formed on January 1, 2012.
We use the term “distributable cash flow” to measure whether we have generated from our operations, or “earned,” a particular amount of cash sufficient to support the payment of the minimum quarterly distributions. Our partnership agreement contains the concept of “operating surplus” to determine whether our operations are generating sufficient cash to support the distributions that we are paying, as opposed to returning capital to our partners. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Operating Surplus and Capital Surplus—Operating Surplus.” Because operating surplus is a cumulative concept (measured from the initial public offering date, and compared to cumulative distributions from the initial public offering date), we use the term distributable cash flow to approximate operating surplus on a quarterly or annual, rather than a cumulative, basis. As a result, distributable cash flow is not necessarily indicative of the actual cash we have on hand to distribute or that we are required to distribute.

The following table illustrates, on a pro forma basis, for the twelve months ended June 30, 2013 and the year ended December 31, 2012, the amount of distributable cash flow that would have been available for distribution on our common and subordinated units and the corresponding distributions on the general partner units, assuming in each case that this offering and the other transactions contemplated in this prospectus had been consummated on January 1, 2012.

Valero Energy Partners LP
Unaudited Pro Forma Distributable Cash Flow

	Pro Forma (1)
	Twelve Months Ended	Year Ended
(in thousands, except per unit amounts and percentages)	June 30, 2013	December 31, 2012
Operating revenues - related party	$91,344	$84,351
Costs and expenses:
Operating expenses	24,238	28,349
General and administrative expenses	8,340	8,340
Depreciation expense	12,398	12,881
Total costs and expenses	44,976	49,570
Operating income	46,368	34,781
Other income, net	255	337
Interest expense	(1,535)	(1,602)
Income before income taxes	45,088	33,516
Income tax expense	1,596	332
Net income	43,492	33,184
Plus:
Depreciation expense	12,398	12,881
Interest expense (2)	1,535	1,602
Income tax expense (3)	1,596	332
EBITDA (4)	59,021	47,999
Plus:
Adjustments related to minimum throughput commitments (5)	(2,255)	2,786
Offering proceeds retained to fund expansion capital expenditures	4,830	3,736
Less:
Cash interest paid (2)	1,500	1,568
Income taxes paid (3)	355	332
Maintenance capital expenditures (6)	1,291	3,914
Expansion capital expenditures (6)	4,830	3,736
Additional incremental costs of being a separate publicly traded limited partnership	1,890	1,890
Pro forma distributable cash flow	$51,730	$43,081
Pro forma cash distributions:
Annualized minimum quarterly distribution per unit
Pro forma distributable cash flow:
Distributions to public common unitholders
Distributions to Valero:
Common units
Subordinated units
General partner units
Aggregate annualized minimum quarterly distributions (7)
Excess (shortfall) of pro forma distributable cash flow over aggregate annualized minimum quarterly distributions
Percent of annualized minimum quarterly distributions payable to:
Common unitholders	100%	100%
Subordinated unitholders	100%	%
 _____________________
See note references on the following page.

(1)	Please read our unaudited pro forma combined financial statements included elsewhere in this prospectus for an explanation of the adjustments used to derive pro forma income statement amounts.

(2)
Interest expense and cash interest paid both include commitment fees that would have been paid by our Predecessor had our revolving credit facility been in place during the periods presented. Interest expense also includes the amortization of estimated deferred issuance costs to be incurred in connection with entering into our revolving credit facility.

(3)	Primarily consists of Texas margin tax.

(4)
For a definition of the non-GAAP financial measure of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Combined Financial Data—Non-GAAP Financial Measure.”

(5)
Under our commercial agreements with Valero, Valero will be subject to minimum quarterly throughput commitments. If Valero fails to meet its minimum quarterly throughput commitments with respect to a quarter, Valero will be required to make a quarterly deficiency payment. The quarterly deficiency payment may be applied as a credit for volumes transported in excess of Valero’s minimum quarterly throughput commitment during any of the succeeding four quarters, after which time the unused credits will expire. Please read "Business—Our Commercial Agreements with Valero.” For GAAP accounting purposes, we defer the revenues associated with these quarterly deficiency payments until either: (i) the credit has been satisfied through transportation of future volumes in excess of minimum commitments, or (ii) the credit expires through the lapse of time. For the purpose of calculating pro forma distributable cash flow, the quarterly deficiency payment is included in distributable cash flow when we receive the cash, rather than when it is recognized as revenue in accordance with GAAP. When a credit is used or expires in a future period, we will deduct the amount of the credit in calculating distributable cash flow as an offset to the corresponding increase in revenues recognized in accordance with GAAP.

(6)
Historically, we did not necessarily make a distinction between maintenance capital expenditures and expansion capital expenditures in exactly the same way as will be required under our partnership agreement. We believe that the amount of maintenance capital expenditures shown above approximates, but may not precisely reflect, the maintenance capital expenditures we would have recorded in accordance with our partnership agreement for the twelve months ended June 30, 2013 or the year ended December 31, 2012. For a discussion of maintenance and expansion capital expenditures, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Capital Expenditures.”

(7)
Assumes the issuance of        general partner units and the incentive distribution rights to our general partner,     common units and     subordinated units to Valero and        common units to the public and that the underwriters’ option to purchase additional common units from us is not exercised and the additional common units subject to the underwriters’ option are issued to Valero.

Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2014
We forecast that our estimated distributable cash flow for the twelve months ending September 30, 2014 will be approximately $48.5 million. This amount would exceed by $        million the amount of distributable cash flow we must generate to support the payment of the minimum quarterly distributions for four quarters on our common and subordinated units and the corresponding distributions on our general partner units, in each case to be outstanding immediately after this offering, for the twelve months ending September 30, 2014. The number of outstanding units on which we have based our estimate does not include any common units that may be issued under the long-term incentive plan that our general partner will adopt prior to the closing of this offering.
We have not historically made public projections as to future operations, earnings or other results. However, management has prepared the forecast of estimated distributable cash flow for the twelve months ending September 30, 2014, and related assumptions set forth below to substantiate our belief that we will have sufficient distributable cash flow to pay the full minimum quarterly distributions on our common and subordinated units and the corresponding distributions on our general partner units for the twelve months ending September 30, 2014. Please read below under “—Significant Forecast Assumptions” for further information as to the assumptions we have made for the financial forecast. This forecast is a forward-looking statement and should be read together with our historical combined financial statements and accompanying notes included elsewhere in this prospectus, our unaudited pro forma combined financial statements and accompanying notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This forecast was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the assumptions on which we base our belief that we can generate sufficient distributable cash flow to pay the full minimum quarterly distributions on our common and subordinated units and the corresponding distributions on the general partner units for the twelve months ending September 30, 2014. However, this information is not fact and should not be relied upon as being necessarily indicative of our future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.
The prospective financial information included in this registration statement has been prepared by, and is the responsibility of, our management. KPMG LLP has neither compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. The KPMG LLP report included in this registration statement relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.
When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate our estimated distributable cash flow.
We do not undertake any obligation to release publicly the results of any future revisions we may make to the forecast or to update this forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this prospective financial information.

Valero Energy Partners LP
Estimated Distributable Cash Flow

	Twelve Months Ending September 30, 2014	Three Months Ending
(in thousands, except per unit amounts)		September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
Operating revenues - related party	$92,290	$23,905	$22,948	$22,377	$23,060
Costs and expenses:
Operating expenses	25,513	6,514	7,226	6,019	5,754
General and administrative expenses	10,227	2,557	2,557	2,557	2,556
Depreciation expense	13,694	3,532	3,512	3,413	3,237
Total costs and expenses	49,434	12,603	13,295	11,989	11,547
Operating income	42,856	11,302	9,653	10,388	11,513
Other income, net	345	99	96	93	57
Interest expense	(1,343)	(320)	(331)	(341)	(351)
Income before income taxes	41,858	11,081	9,418	10,140	11,219
Income tax expense	332	88	74	80	90
Net income	41,526	10,993	9,344	10,060	11,129
Plus:
Depreciation expense	13,694	3,532	3,512	3,413	3,237
Interest expense (1)	1,343	320	331	341	351
Income tax expense (2)	332	88	74	80	90
EBITDA (3)	56,895	14,933	13,261	13,894	14,807
Plus:
Offering proceeds retained to fund expansion capital expenditures	3,863	—	—	130	3,733
Receipt (amortization) of deferred rental payment (4)	—	(20)	(20)	60	(20)
Less:
Cash interest paid (1)	1,308	311	322	332	343
Income taxes paid (2)	375	99	84	90	102
Maintenance capital expenditures	6,709	355	721	742	4,891
Expansion capital expenditures	3,863	—	—	130	3,733
Estimated distributable cash flow	$48,503	$14,148	$12,114	$12,790	$9,451
Distributions to public common unitholders	$	$	$	$	$
Distributions to Valero:
Common units
Subordinated units
General partner units
Aggregate minimum quarterly distributions	$	$	$	$	$
Excess of estimated distributable cash flow over aggregate minimum quarterly distributions	$	$	$	$	$
______________

(1)
Interest expense and cash interest paid both include commitment fees to be paid on our revolving credit facility. Interest expense also includes the amortization of estimated deferred issuance costs to be incurred in connection with establishing our revolving credit facility.

(2)	Primarily consists of Texas margin tax.

(3)
For a definition of the non-GAAP financial measure of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Combined Financial Data—Non-GAAP Financial Measure.”

(4)
We receive an annual rental payment from a third party for the lease of miscellaneous property that we own, and we recognize the associated revenues over the annual period to which the payment relates. These revenues are reflected in “Other income, net” in our combined financial statements.

Significant Forecast Assumptions
The forecast has been prepared by and is the responsibility of management. The forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending September 30, 2014. While the assumptions discussed below are not all-inclusive, they include those that we believe are material to our forecasted results of operations, and any assumptions not discussed below were not deemed to be material. We believe we have a reasonable, objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and our actual results and those differences could be material. If the forecasted results are not achieved, we may not be able to make cash distributions on our common units at the minimum quarterly distribution rate.
General Considerations
As discussed in this prospectus, all of our revenues and a significant portion of our expenses will be determined by contractual arrangements that we will enter into with Valero at the closing of this offering, including a master transportation services agreement and a master terminal services agreement. These fee-based commercial agreements will have minimum quarterly throughput commitments, inflation escalators and initial terms of 10 years, which we believe will promote stable and predictable cash flows. Accordingly, our forecasted results are not directly comparable with historical periods. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Results.”
Revenues
Historically, we generated revenues by providing fee-based transportation and terminaling services to Valero and by leasing certain crude oil and refined petroleum products storage capacity to Valero. At the closing of this offering, we will enter into with Valero a master transportation services agreement with respect to our pipelines and a master terminal services agreement with respect to our terminals. Under these commercial agreements, the historical storage capacity lease arrangements will be replaced with terminaling throughput fees, but our revenues are not expected to be materially impacted by this change. In addition, we will begin charging a terminaling throughput fee for crude oil delivered to our Lucas terminal for which we have not historically charged a throughput fee. These fee-based commercial agreements will initially be the source of all of our revenues.
To forecast revenues, we developed forecasted volumes using actual volumes handled on behalf of Valero for the twelve months ended June 30, 2013 and the year ended December 31, 2012, and we applied the transportation and terminaling throughput fees contained in our commercial agreements with Valero to those forecasted volumes. In connection with forecasting volumes, we also considered refinery maintenance schedules and internal forecasts for crude oil supply and the demand for refined petroleum products. Forecasted volumes are assumed to exceed the minimum quarterly throughput commitments under our commercial agreements with Valero, and we believe this assumption is reasonable because throughput volumes for the twelve months ended June 30, 2013 exceeded Valero’s minimum quarterly throughput commitments. Our forecasted volumes for the twelve months ending September 30, 2014 and actual volumes for the twelve months ended June 30, 2013 and the year ended December 31, 2012 are reflected in the table on page 61.

The following table compares forecasted revenues by system for the twelve months ending September 30, 2014, to pro forma revenues by system for the twelve months ended June 30, 2013 and the year ended December 31, 2012.

	Forecasted Revenues		Pro Forma Revenues
(dollars in thousands)	% Supported by Minimum Quarterly Throughput Commitments	Twelve Months Ending September 30, 2014	Twelve Months Ended June 30, 2013	Year Ended December 31, 2012

Port Arthur logistics system	93%	$47,108	$45,887	$42,672
McKee products system	83%	16,989	16,741	16,675
Memphis logistics system	72%	28,193	28,716	25,004
Operating revenues - related party	85%	$92,290	$91,344	$84,351
We estimate that we will generate revenues of $92.3 million for the twelve months ending September 30, 2014 compared to pro forma revenues of $91.3 million and $84.4 million for the twelve months ended June 30, 2013 and year ended December 31, 2012, respectively. We expect 85% of our forecasted revenues to be supported by Valero’s minimum quarterly throughput commitments under those commercial agreements. The increase in forecasted revenues during the forecast period compared to pro forma periods is due primarily to:

•
An increase in refined petroleum products volumes transported through the Port Arthur products system due to increased production at the Port Arthur refinery resulting from the new hydrocracker unit at the refinery, which was completed in December 2012, other refinery expansion projects and improved refinery operations.

•
An increase in refined petroleum products volumes transported through the Memphis products system partially due to increased production at the Memphis refinery resulting from improved refinery operations.

The following table compares forecasted throughput volumes by system for the twelve months ending September 30, 2014 to actual volumes by system for the twelve months ended June 30, 2013 and the year ended December 31, 2012, along with Valero’s minimum quarterly throughput commitments.

	Valero Minimum Quarterly Throughput Commitments	Twelve Months Ending September 30, 2014	Twelve Months Ended June 30, 2013	Year Ended December 31, 2012
Pipelines (MBD) (1)
Crude oil throughput
Lucas crude system	150	160	164	158
Collierville crude system	100	138	156	144
Total crude oil throughput	250	298	320	302

Refined petroleum products throughput
Port Arthur products system	127	152	144	117
McKee products system	46	53	53	52
Memphis products system	45	68	58	49
Total refined petroleum products throughput	218	273	255	218
Total pipelines throughput	468	571	575	520

Terminals (MBD)
Crude oil terminaling throughput
Lucas crude system (2)(3)	176	186	163	158

Refined petroleum products terminaling throughput
Port Arthur products system (4)	100	121	126	109
McKee products system	36	43	42	42
Memphis products system (4)	81	92	87	78
Total refined petroleum products terminaling throughput	217	256	255	229
Total terminaling throughput	393	442	418	387

Leased storage capacity (MBbls) (4)
Port Arthur products system	n/a	n/a	2,031	2,031
Collierville crude system	n/a	n/a	330	330
Memphis products system	n/a	n/a	972	900
Total leased storage capacity			3,333	3,261
 _____________

(1)	Represents the sum of volumes transported through each separately tariffed pipeline segment.

(2)
Throughput volumes for the twelve months ended June 30, 2013 and the year ended December 31, 2012 represent actual throughput volumes at our Lucas terminal. However, we did not historically charge a terminaling fee for throughput volumes at our Lucas terminal. Under our master terminal services agreement with Valero, we will begin charging a terminaling fee for throughput volumes at our Lucas terminal.

(3)
The volumes with respect to Valero’s minimum quarterly throughput commitment and the forecasted volumes for the twelve months ending September 30, 2014 represent the sum of terminaling throughput volumes at the Lucas terminal and volumes delivered to the Lucas terminal via the TransCanada connection as each asset has a separate fee. Valero’s minimum quarterly throughput commitments with respect to the Lucas terminal and the TransCanada connection are 150,000 barrels per day and 45,000 barrels per day, respectively. Because we do not expect the TransCanada connection to be placed into service until March 2014, the minimum quarterly throughput commitment with respect to the TransCanada connection has been pro rated assuming the minimum commitment will not be effective until March 2014. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Other Indemnifications by Valero.”

(4)
Throughput volumes for the twelve months ended June 30, 2013 and the year ended December 31, 2012 include actual throughput volumes at our PAPS, El Vista and West Memphis terminals. Historically, we charged a fee for leased storage capacity at these terminals. Under our master terminal services agreement with Valero, we will begin charging a terminaling fee for throughput volumes at these terminals.

Forecasted crude oil pipeline throughput volumes for the twelve months ending September 30, 2014 are expected to decrease by 7% compared to the twelve months ended June 30, 2013 due to a planned turnaround at the Memphis refinery during 2014. Forecasted volumes, however, are consistent with the volumes for the year ended December 31, 2012.
Forecasted crude oil terminaling throughput volumes for the twelve months ending September 30, 2014 reflect an increase of 14% and 18% compared to the twelve months ended June 30, 2013 and the year ended December 31, 2012, respectively. This increase is due primarily to the volumes forecasted to be delivered to the Lucas terminal via the TransCanada connection, which is expected to be placed into service in March 2014.
Forecasted refined petroleum products pipeline and terminaling throughput volumes for the twelve months ending September 30, 2014 are expected to increase by 7% and less than 1%, respectively, compared to the twelve months ended June 30, 2013, and by 25% and 12%, respectively, compared to the year ended December 31, 2012. These increases in forecasted volumes are primarily due to an increase in refined petroleum products volumes transported through the Port Arthur products system and the Memphis products system due to:

•
Increased production at the Port Arthur refinery resulting from the new hydrocracker unit at the refinery, which was completed in December 2012, other refinery expansion projects and improved refinery operations.

•
Increased production at the Memphis refinery resulting from improved refinery operations. A turnaround is planned for the Memphis refinery in 2014, but we do not anticipate the turnaround to negatively impact the volumes we handle because we expect Valero to purchase refined petroleum products from third parties and transport those products through our Memphis products system in order to supply its customers while the refinery is in turnaround.

We expect that any variances between actual revenues and forecasted revenues will be driven by differences between actual volumes and forecasted volumes (subject to Valero’s minimum quarterly throughput commitments), and by changes in product mix and corresponding changes in tariffs and fees associated with crude oil and refined petroleum products mix.
Operating Expenses
Our operating expenses include labor expenses, repairs and maintenance expenses, equipment rentals, utility costs and insurance premiums. We estimate that we will incur operating expenses of $25.5 million for the twelve months ending September 30, 2014 compared to $24.2 million for the twelve months ended June 30, 2013 and $28.3 million for the year ended December 31, 2012, both on a pro forma basis. Lower forecasted operating expenses as compared to the year ended December 31, 2012 is due to maintenance expenses at our Lucas and Collierville crude systems and our West Memphis terminal in the first six months of 2012 related to tank inspection, cleaning and repair work for regulatory compliance purposes. These expenses did not recur during the twelve months ended June 30, 2013 and are not expected to recur during the twelve months ending September 30, 2014.
General and Administrative Expenses
We estimate that our total general and administrative expenses will be $10.2 million for the twelve months ending September 30, 2014 compared to $8.3 million for each of the twelve months ended June 30, 2013 and the year ended December 31, 2012, both on a pro forma basis. The increase in our forecasted general and administrative expenses is primarily due to forecasted additional incremental costs of being a separate publicly traded limited partnership, which are discussed in more detail under the second bullet point below.

For the forecast period, we expect our general and administrative expenses will consist of:

•
Approximately $7.9 million for the administrative support fee that we will pay to Valero under the omnibus agreement that we will enter into at the closing of this offering for the provision of certain services to us. For a more complete description of this agreement and the services covered by it, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

•
Approximately $1.9 million of additional incremental costs of being a separate publicly traded limited partnership, which includes costs associated with annual and quarterly reports to unitholders, financial statement audit, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, and independent director compensation.

•	$400,000 premium for liability insurance coverage for our directors and officers that we will pay to a Valero captive insurance company.
Depreciation Expense
We estimate that depreciation expense will be $13.7 million for the twelve months ending September 30, 2014 compared to $12.4 million for the twelve months ended June 30, 2013 and $12.9 million for the year ended December 31, 2012, both on a pro forma basis. Depreciation expense is expected to increase for the twelve months ending September 30, 2014 due to capital projects scheduled for completion in the fourth quarter of 2013.
Financing
We estimate that interest expense for the twelve months ending September 30, 2014 will be $1.3 million based on the following assumptions:

•	We will not draw any amounts under our revolving credit facility during the forecast period;

•
Our interest expense will include annual commitment fees associated with undrawn capacity, as well as the amortization of estimated deferred issuance costs incurred in connection with our revolving credit facility; and

•	We will remain in compliance with the financial and other covenants in our revolving credit facility.
Capital Expenditures
We estimate that total capital expenditures for the twelve months ending September 30, 2014 will be $10.6 million compared to total capital expenditures of $6.1 million for the twelve months ended June 30, 2013 and $7.7 million for the year ended December 31, 2012. This forecast estimate is based on the following assumptions:

•
Maintenance Capital Expenditures. We estimate that our maintenance capital expenditures will be $6.7 million for the twelve months ending September 30, 2014, and will primarily be associated with truck rack automation system modifications, regulatory compliance and other investments required to sustain these assets. We estimate that our maintenance capital expenditures were $1.3 million for the twelve months ended June 30, 2013 and $3.9 million for the year ended December 31, 2012.

•
Expansion Capital Expenditures. We estimate that our expansion capital expenditures will be $3.9 million for the twelve months ending September 30, 2014, and will primarily be associated with constructing our TransCanada connection at our Lucas terminal. We estimate that our expansion capital expenditures were $4.8 million for the twelve months ended June 30, 2013 and $3.7 million for the year ended December 31, 2012, and were primarily related to biodiesel blending system improvements at our Memphis truck rack, installing metering equipment on our Port Arthur products system pipelines and constructing a pipeline connection to Oiltanking’s Beaumont marine terminal.

Regulatory, Industry and Economic Factors
Our forecast of estimated EBITDA for the twelve months ending September 30, 2014, is based on the following significant assumptions related to regulatory, industry and economic factors:

•
Valero will not default under any of our commercial agreements or reduce, suspend or terminate its obligations, nor will any events occur that would be deemed a force majeure event, under such agreements;

•
there will not be any new federal, state or local regulation, or any interpretation of existing regulation, of the portions of the refining or transportation and logistics industries in which we operate that will be materially adverse to our business;

•	there will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our assets or Valero refineries;

•	there will not be a shortage of skilled labor; and

•	there will not be any material adverse changes in the refining industry, the transportation and logistics sector or market, or overall economic conditions.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS
Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.
Distributions of Available Cash
General
Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending         ,        , we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the amount of our distribution for the period from the closing of this offering through         ,        based on the actual length of the period.
Definition of Available Cash
Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

◦
provide for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future credit needs requirements and refunds of collected rates reasonably likely to be refunded as a result of a settlement or hearing related to FERC rate proceedings or rate proceedings under applicable law subsequent to that quarter);

◦	comply with applicable law, any of our or our subsidiaries’ debt instruments or other agreements; or

◦
provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from paying the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

•
plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners, and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.
Intent to Distribute the Minimum Quarterly Distribution
We intend to make minimum quarterly distributions to holders of our common and subordinated units of $        per unit, or $         per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility” for a discussion of the restrictions to be included in our revolving credit facility that may restrict our ability to make distributions.

General Partner Interest and Incentive Distribution Rights
Initially, our general partner will be entitled to 2% of all quarterly distributions since our inception that we make prior to our liquidation. This general partner interest will be represented by         general partner units. Our general partner has the right, but not the obligation, to contribute up to a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s initial 2% interest in these distributions will be reduced if we issue additional units in the future (other than the issuance of common units upon any exercise by the underwriters of their option to purchase additional common units in this offering or upon the expiration of such option) and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest.
Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 48%, of the cash we distribute from operating surplus (as defined below) in excess of $     per unit per quarter. The maximum distribution of 48% does not include any distributions that our general partner or its affiliates may receive on common, subordinated or general partner units that they own. Please read “—General Partner Interest and Incentive Distribution Rights” for additional information.
Operating Surplus and Capital Surplus
General
All cash distributed to unitholders will be characterized as either being paid from “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.
Operating Surplus
We define operating surplus as:

•	$ million (as described below); plus

•
all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below), provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

•
cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement, or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•
cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to pay interest and related fees on debt incurred, or to pay distributions on equity issued, to finance the expansion capital expenditures referred to in the prior bullet point; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve month period with the proceeds of additional working capital borrowings.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $     million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.
The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.
We define interim capital transactions as (i) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities; (ii) issuances of equity securities; (iii) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements and (iv) capital contributions received by a group member.
We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, director, officer and employee compensation, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts (provided that payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its settlement or termination date specified therein will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract and amounts paid in connection with the initial purchase of a rate hedge contract or a commodity hedge contract will be amortized at the life of such rate hedge contract or commodity hedge contract), maintenance capital expenditures (as discussed in further detail below), and repayment of working capital borrowings; provided, however, that operating expenditures will not include:

•	repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

•	expansion capital expenditures;

•	payment of transaction expenses (including taxes) relating to interim capital transactions;

•	distributions to our partners;

•	repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

•	any other expenditures or payments made using the proceeds of this offering.

Capital Surplus
Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities;

•
sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

•	capital contributions received.
Characterization of Cash Distributions
Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering and as a return of capital. We do not anticipate that we will make any distributions from capital surplus.
Capital Expenditures
Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long-term, our operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines and terminals, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations. Maintenance capital expenditures are included in operating expenditures and thus will reduce operating surplus.
Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating income or operating capacity over the long term. Examples of expansion capital expenditures include the acquisition of equipment and the construction, development or acquisition of additional pipeline or terminaling capacity to the extent such capital expenditures are expected to expand our operating capacity or our operating income. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of.
Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated as maintenance capital expenditures or expansion capital expenditures by our general partner.
Subordination Period
General
Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $     per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will accrue or be payable on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be available cash to be distributed on the common units.
Subordination Period
Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning with the quarter ending        ,        , that each of the following tests are met:

•
distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $        per unit (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•
the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $     (the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.
Early Termination of Subordination Period
Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter beginning with the quarter ending         ,        , that each of the following tests are met:

•
distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $         (150% of the annualized minimum quarterly distribution), for the four-consecutive-quarter period immediately preceding that date;

•
the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $     per unit (150% of the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units during that period on a fully diluted basis and (ii) the corresponding distributions on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.
Expiration Upon Removal of the General Partner
In addition, if the unitholders remove our general partner other than for cause:

•
the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided that (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner;

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Expiration of the Subordination Period
When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.
Adjusted Operating Surplus
Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

•
operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet point under the caption “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•
any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.
Distributions of Available Cash from Operating Surplus During the Subordination Period
We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•
first, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•
second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•
third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.
The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.
Distributions of Available Cash from Operating Surplus After the Subordination Period
We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.
The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.
General Partner Interest and Incentive Distribution Rights
Our partnership agreement provides that our general partner initially will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute up to a proportionate amount of capital to us in order to maintain its 2% general partner interest if we issue additional units. Our general partner’s 2% interest, and the percentage of our cash distributions to which it is entitled from such 2% interest, will be proportionately reduced if we issue additional units in the future (other than the issuance of common units upon any exercise by the underwriters of their option to purchase additional common units in this offering or upon the expiration of such option, the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2% general partner interest. Our partnership agreement does not require that our general partner fund its capital contribution with cash. It may instead fund its capital contribution by the contribution to us of common units or other property.
Incentive distribution rights represent the right to receive an increasing percentage (13%, 23% and 48%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.
The following discussion assumes that our general partner maintains its 2% general partner interest and that our general partner continues to own the incentive distribution rights.
If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;
then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “second target distribution”);

•	third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.
Percentage Allocations of Available Cash from Operating Surplus
The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Target Quarterly Distribution per Unit Target Amount.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume that our general partner has contributed any additional capital necessary to maintain its 2% general partner interest, our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

	Target Quarterly Distribution per Unit Target Amount		Marginal Percentage Interest in Distributions
			Unitholders	General Partner
Minimum Quarterly Distribution			$98%	2%
First Target Distribution	above $	up to $	98%	2%
Second Target Distribution	above $	up to $	85%	15%
Third Target Distribution	above $	up to $	75%	25%
Thereafter	above $		50%	50%
General Partner’s Right to Reset Incentive Distribution Levels
Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distributions for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed the adjusted operating surplus for such quarter. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal expansion projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.
In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters immediately preceding the reset event as compared to the average cash distributions per common unit during that two-quarter period. In addition, our general partner will be issued the number of general partner units necessary to maintain our general partner’s interest in us immediately prior to the reset election.
The number of common units that our general partner (or the then holder of the incentive distribution rights, if other than our general partner) would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the aggregate amount of cash distributed per common unit during each of these two quarters.
Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives an amount equal to 115% of the reset minimum quarterly distribution for that quarter;

•	second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for the quarter;

•
third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.
The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (i) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (ii) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $    .

	Quarterly Distribution per Unit Prior to Reset		Marginal Percentage Interest in Distribution			Quarter Distribution per Unit Following Hypothetical Reset
			Common Unitholders	General Partner Units	Incentive Distribution Rights
Minimum Quarterly Distribution			$98%	2%	—		$
First Target Distribution	above $	up to $	98%	2%	—	above $	up to $ (1)
Second Target Distribution	above $	up to $	85%	2%	13%	above $ (1)	up to $ (2)
Third Target Distribution	above $	up to $	75%	2%	23%	above $ (2)	up to $ (3)
Thereafter	above $		50%	2%	48%	above $ (3)
_____________

(1)	This amount is 115% of the hypothetical reset minimum quarterly distribution.

(2)	This amount is 125% of the hypothetical reset minimum quarterly distribution.

(3)	This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be         common units outstanding, our general partner’s 2% interest has been maintained, and the average distribution to each common unit would be $        per quarter for the two consecutive non-overlapping quarters prior to the reset.

			Cash Distributions to Common Unitholders Prior to Reset	Cash Distribution to General Partner Prior to Reset				Total Distributions
	Quarterly Distribution per Unit Prior to Reset			Common Units	General Partner Units	Incentive Distribution Rights	Total
Minimum Quarterly Distribution	$		$	$	$	$	$	$
First Target Distribution	above $	up to $
Second Target Distribution	above $	up to $
Third Target Distribution	above $	up to $
Thereafter	above $
The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner, including in respect of incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that as a result of the reset there would be      common units outstanding, our general partner has maintained its 2% general partner interest, and that the average distribution to each common unit would be $        . The number of common units issued as a result of the reset was calculated by dividing (x) $     as the average of the amounts received by the general partner in respect of its incentive distribution rights for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $        .

			Cash Distributions to Common Unitholders Prior to Reset	Cash Distribution to General Partner Prior to Reset
	Quarterly Distribution per Unit Prior to Reset			Common Units	General Partner Units	Incentive Distribution Rights	Total	Total Distributions
Minimum Quarterly Distribution	$		$	$	$	$	$	$
First Target Distribution	above $	up to $
Second Target Distribution	above $	up to $
Third Target Distribution	above $	up to $
Thereafter	above $
Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus
How Distributions from Capital Surplus Will Be Made
We will make distributions of available cash from capital surplus, if any, in the following manner:

•
first, 98% to all unitholders, pro rata, and 2% to our general partner, until the minimum quarterly distribution is reduced to zero, as described below under “—Effect of a Distribution from Capital Surplus”;

•
second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, as if such distributions were from operating surplus.
The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.
Effect of a Distribution from Capital Surplus
Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.
Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. Then, after distributing an amount of capital surplus for each common unit equal to any unpaid arrearages of the minimum quarterly distributions on outstanding common units, we will make all future distributions from operating surplus, with 50% being paid to the unitholders, pro rata, and 2% to our general partner and 48% to the holder of our incentive distribution rights.
Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels
In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price;

•	the number of general partner units comprising the general partner interest; and

•	the arrearages per common unit in payment of the minimum quarterly distribution on the common units.
For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, and each subordinated unit and general partner unit would be split into two units. We will not make any adjustment by reason of the issuance of additional units for cash or property (including the issuance of additional units under any compensation or benefit plans).

In addition, if legislation is enacted or if the official interpretation of existing law is modified by a governmental authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference may be accounted for in subsequent quarters.
Distributions of Cash Upon Liquidation
General
If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.
The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distributions to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.
Manner of Adjustments for Gain
The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to our partners in the following manner:

•	first, to our general partner to the extent of any negative balance in its capital account;

•
second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of: (i) the unrecovered initial unit price; (ii) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (iii) any unpaid arrearages in payment of the minimum quarterly distribution;

•
third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until the capital account for each subordinated unit is equal to the sum of: (i) the unrecovered initial unit price; and (ii) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•
fourth, 98% to all common and subordinated unitholders, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to: (i) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (ii) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the common and subordinated unitholders, pro rata, and 2% to our general partner, for each quarter of our existence;

•
fifth, 85% to all common and subordinated unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per unit equal to: (i) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (ii) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the common and subordinated unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

•
sixth, 75% to all common and subordinated unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to: (i) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (ii) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the common and subordinated unitholders, pro rata, and 25% to our general partner for each quarter of our existence;

•	thereafter, 50% to all common and subordinated unitholders, pro rata, and 50% to our general partner.
The percentages set forth above are based on the assumption that our general partner maintains its 2% general partner interest and has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.
If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (iii) of the second bullet point above and all of the fourth bullet point above will no longer be applicable.
Manner of Adjustments for Losses
If our liquidation occurs before the end of the subordination period, after making allocations of loss to the general partner and the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our general partner and unitholders in the following manner:

•
first, 98% to the holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•
second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to our general partner.
If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.
The percentages set forth above are based on the assumption that our general partner maintains its 2% general partner interest and has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.
Adjustments to Capital Accounts
Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the partners’ capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. If we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA
The following table shows selected historical combined financial data of our Predecessor and selected unaudited pro forma combined financial data of Valero Energy Partners LP for the periods and as of the dates indicated. The selected historical combined financial data of our Predecessor as of and for the years ended December 31, 2012 and 2011, were derived from the audited combined financial statements of our Predecessor included elsewhere in this prospectus. The selected historical interim combined financial data of our Predecessor as of June 30, 2013 and for the six months ended June 30, 2013 and 2012, were derived from the unaudited interim combined financial statements of our Predecessor included elsewhere in this prospectus. The selected historical interim combined balance sheet data of our Predecessor as of June 30, 2012 was derived from the unaudited combined balance sheet of our Predecessor, which is not included in this prospectus. The selected unaudited pro forma combined financial data of Valero Energy Partners LP as of and for the six months ended June 30, 2013 and for the year ended December 31, 2012 was derived from our unaudited pro forma combined financial statements included elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
The unaudited pro forma combined balance sheet data assumes the offering and the related transactions occurred as of June 30, 2013, and the unaudited pro forma combined statements of income data for the six months ended June 30, 2013 and the year ended December 31, 2012 and assumes the offering and the related transactions occurred as of January 1, 2012. These transactions include, and the unaudited pro forma combined financial statements give effect to, the following:

•	Valero’s contribution of all of our Predecessor’s assets to us;

•
our expected entry into a new $300 million revolving credit facility, which we have assumed was not drawn during the pro forma periods presented, estimated commitment fees that would have been paid had our revolving credit facility been in place during the pro forma periods presented, and the amortization of estimated deferred issuance costs associated with the revolving credit facility;

•	our entry into a master transportation services agreement and a master terminal services agreement with Valero;

•	our and our general partner’s entry into an omnibus agreement with Valero;

•	our general partners’ entry into a services and secondment agreement with Valero;

•	our entry into a ground lease agreement with Valero;

•
the consummation of this offering and our issuance of        common units to the public,     general partner units and the incentive distribution rights to our general partner and     common units and      subordinated units to Valero; and

•	the application of the net proceeds of this offering as described in “Use of Proceeds.”
The unaudited pro forma combined financial statements for the six months ended June 30, 2013 and the year ended December 31, 2012 give effect to $1.6 million and $2.9 million, respectively, in incremental general and administrative costs we will incur under the omnibus agreement, as well as $200,000 and $400,000, respectively, in premiums for liability coverage for our directors and officers that we will pay to a Valero captive insurance company. However, the unaudited pro forma financial statements do not give effect to an estimated $1.9 million in additional incremental general and administrative expenses that we expect to incur annually as a result of being a separate publicly traded limited partnership.

	Valero Energy Partners LP Predecessor Historical				Valero Energy Partners LP Pro Forma
(in thousands, except per unit amounts)	Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30,	Year Ended December 31,
	2013	2012	2012	2011	2013	2012
Combined statements of income:
Operating revenues - related party	$46,343	$40,410	$86,804	$73,136	$46,372	$84,351
Total costs and expenses	18,714	23,406	44,146	46,702	21,527	49,570
Net income	26,133	16,778	42,285	25,836	22,727	33,184
Net income per limited partner unit (basic and diluted):
Common units					$	$
Subordinated units
Combined balance sheets (at period end):
Property and equipment, net	$267,982	$274,204	$272,238	$278,470	$267,982
Total assets	268,337	274,562	272,506	278,988	546,297
Total liabilities	7,676	7,886	7,137	8,521	7,676
Net investment	260,661	266,676	265,369	270,467	—
Partners’ capital	—	—	—	—	538,621
Total liabilities and net investment/ partners’ capital	268,337	274,562	272,506	278,988	546,297
Combined statements of cash flows:
Net cash provided by (used in):
Operating activities	$33,563	$23,697	$54,980	$41,448
Investing activities	(2,154)	(3,682)	(7,650)	(36,054)
Financing activities	(31,409)	(20,015)	(47,330)	(5,394)
Other financial data:
EBITDA (1)	$34,132	$24,072	$55,876	$42,554	$31,348	$47,999
______________

(1)
For a definition of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measure.”

Non-GAAP Financial Measure
We define EBITDA as net income before income tax expense, interest expense and depreciation expense. EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	our operating performance as compared to those of other companies in the transportation and logistics industry, without regard to financing methods, historical cost basis or capital structure;

•	the ability of our assets to generate sufficient cash flow to make distributions to our partners;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.
We believe that the presentation of EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to EBITDA are net income and net cash provided by operating activities. EBITDA should not be considered an alternative to net income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income or net cash provided by operating activities, and these measures may vary from those of other companies. As a result, EBITDA as presented below may not be comparable to similarly titled measures of other companies.
The following table presents a reconciliation of net income and net cash provided by operating activities, the most directly comparable GAAP financial measures, to EBITDA on a historical and pro forma basis, as applicable, for each of the periods indicated.

	Valero Energy Partners LP Predecessor Historical				Valero Energy Partners LP Pro Forma
	Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30,	Year Ended December 31,
(in thousands)	2013	2012	2012	2011	2013	2012
Reconciliation of net income to EBITDA:
Net income	$26,133	$16,778	$42,285	$25,836	$22,727	$33,184
Add:
Depreciation expense	6,453	6,936	12,881	15,978	6,453	12,881
Interest expense	102	170	307	429	750	1,602
Income tax expense	1,444	188	403	311	1,418	332
EBITDA	$34,132	$24,072	$55,876	$42,554	$31,348	$47,999
Reconciliation of net cash provided by operating activities to EBITDA:
Net cash provided by operating activities	$33,563	$23,697	$54,980	$41,448
Change in current assets and current liabilities	46	(201)	(250)	(70)
Amortization of fair value adjustment to capital lease obligations	218	218	436	436
Interest expense	102	170	307	429
Current income tax expense	203	188	403	311
EBITDA	$34,132	$24,072	$55,876	$42,554

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion of our financial condition and results of operations in conjunction with our historical combined financial statements and accompanying notes and our unaudited pro forma combined financial statements and accompanying notes included elsewhere in this prospectus. Among other things, those historical and unaudited pro forma combined financial statements include more detailed information regarding the basis of presentation for the following information.
This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus.
Overview
We are a fee-based, growth-oriented, traditional master limited partnership recently formed by Valero to own, operate, develop and acquire crude oil and refined petroleum products pipelines, terminals and other transportation and logistics assets. We will serve as Valero’s primary vehicle to expand the transportation and logistics assets supporting its business. Our initial assets consist of crude oil and refined petroleum products pipeline and terminal systems in the Gulf Coast and Mid-Continent regions of the U.S. that are integral to the operations of Valero’s Port Arthur, McKee and Memphis refineries.
Our initial assets consist of the following three systems:
Port Arthur Logistics System. Our Port Arthur logistics system is a crude oil and refined petroleum products pipeline and terminal system that supports Valero’s 310,000 barrel per day refinery in Port Arthur, Texas, and is comprised of the following:

•
Lucas Crude System. Our Lucas crude system is strategically positioned to support diverse and flexible crude oil supply options for the Port Arthur refinery and consists of our Lucas pipeline, a 12-mile, 30-inch pipeline with 400,000 barrels per day of capacity, our Nederland pipeline, a five-mile, 32-inch pipeline with 600,000 barrels per day of capacity, and our Lucas terminal, which consists of seven storage tanks with an aggregate of 1.9 million barrels of storage capacity. Our Lucas crude system also includes our TransCanada pipeline connection that links our Lucas terminal to TransCanada’s Cushing MarketLink pipeline, which is expected to connect our Lucas terminal to TransCanada’s Keystone XL pipeline if and when the Keystone XL pipeline is placed into service.

•
Port Arthur Products System. Our Port Arthur products system is a distribution outlet for gasoline and diesel produced at the Port Arthur refinery. The system is strategically positioned to transport refined petroleum products from the Port Arthur refinery to major third-party pipeline systems, including the Explorer, Colonial, Sunoco Logistics MagTex and Enterprise TE Products pipelines, as well as Oiltanking’s Beaumont marine terminal. The system includes a three-mile, 20-inch gasoline pipeline with 144,000 barrels per day of capacity, a four-mile, 20-inch diesel pipeline with 216,000 barrels per day of capacity and 13 miles of 12- and 10-inch refined petroleum products pipelines with 60,000 barrels per day of capacity. The system also includes our adjacent PAPS and El Vista terminals, which consist of an aggregate of 16 storage tanks with approximately two million barrels of storage capacity.

McKee Products System. Our McKee products system is a refined petroleum products pipeline and terminal system that supports Valero’s 170,000 barrel per day McKee refinery in Sunray, Texas, connecting the refinery to our refined petroleum products terminal in El Paso, Texas and on to Kinder Morgan’s SFPP system for marketing destinations in high-growth regions such as Tucson and Phoenix, Arizona. The system consists of 408 miles of 10-inch pipeline with 63,000 barrels per day of capacity, 499,000 barrels of storage capacity, 30,000 barrels per day of truck rack capacity, and our SFPP pipeline connection, which is 12 miles of 16- and 8-inch pipelines with approximately 98,400 barrels per day of capacity. We own a 33⅓% undivided interest in the system, and NuStar owns the remaining undivided interest in the system.
Memphis Logistics System. Our Memphis logistics system is a crude oil and refined petroleum products pipeline and terminal system that supports Valero’s 195,000 barrel per day refinery in Memphis, Tennessee, and is comprised of the following:

•
Collierville Crude System. Our Collierville crude system is the primary crude oil supply source for the Memphis refinery, delivering crude oil from the Capline pipeline. The system consists of 52 miles of 10- to 20-inch pipelines with 210,000 barrels per day of capacity, our Collierville terminal, which consists of three storage tanks with approximately 975,000 barrels of storage capacity, and our St. James crude oil tank, which has approximately 330,000 barrels of storage capacity.

•
Memphis Products System. Our Memphis products system is the primary distribution outlet for refined petroleum products produced at the Memphis refinery and is comprised of our Shorthorn pipeline system, our Memphis Airport pipeline system, our West Memphis terminal and our Memphis truck rack. The Shorthorn pipeline system, which links the Memphis refinery to both our West Memphis terminal and Exxon’s Memphis terminal, consists of nine miles of 14- and 12-inch pipelines with 120,000 barrels per day of capacity. Our Memphis Airport pipeline system consists of 11 miles of six-inch pipeline with 20,000 barrels per day of capacity transporting jet fuel to the Memphis International Airport. Our West Memphis terminal consists of 18 storage tanks with approximately one million barrels of storage capacity, a truck rack with 50,000 barrels per day of capacity and a barge dock with approximately 4,000 barrels per hour of throughput capacity. Our Memphis truck rack is located adjacent to the Memphis refinery and has 8,000 barrels of storage capacity and seven truck bays with 110,000 barrels per day of truck rack capacity.

How We Generate Revenues
Historically, we generated revenues by providing fee-based transportation and terminaling services to Valero and by leasing certain crude oil and refined petroleum products storage capacity to Valero. At the closing of this offering, we will enter into a master transportation services agreement and a master terminal services agreement with Valero with respect to our pipelines and terminals. Under these commercial agreements, the historical storage capacity lease arrangements will be replaced with terminaling throughput fees, but our revenues are not expected to be materially impacted by this change. In addition, we will begin charging a terminaling throughput fee for crude oil delivered to our Lucas terminal for which we have not historically charged a throughput fee. These fee-based commercial agreements will initially be the source of all of our revenues and will have minimum quarterly throughput commitments, inflation escalators and initial terms of 10 years, which we believe will promote stable and predictable cash flows.
Although Valero has not historically been subject to minimum throughput commitments with respect to our assets, we expect that Valero will ship volumes in excess of its minimum throughput commitments under our commercial agreements on our crude oil and refined petroleum products pipeline systems, and will throughput volumes in excess of its minimum throughput commitments at our terminals.
These commercial agreements include provisions that permit Valero to suspend, reduce or terminate its obligations under the applicable agreement if certain events occur. These events include Valero deciding to fully or partially suspend refining operations at a refinery that our assets support for at least twelve consecutive months and certain force majeure events that would prevent us or Valero from meeting our obligations under the applicable agreement.
For more information about our commercial agreements with Valero, including Valero’s minimum throughput commitments under these agreements, please read “Cash Distribution Policy and Restrictions on Distributions—Significant Forecast Assumptions—Revenues” and “Business—Our Commercial Agreements with Valero.”

How We Evaluate Our Operations
Our management intends to use a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our operating results and profitability and include: (1) throughput volumes; (2) operating expenses; (3) EBITDA; and (4) distributable cash flow.
Volumes
The amount of revenues we generate primarily depends on the volumes of crude oil and refined petroleum products that we handle with our pipelines and terminals. These volumes are primarily affected by refinery reliability and the supply of, and demand for, crude oil and refined petroleum products in the markets served directly or indirectly by our assets. Although Valero will commit to minimum volumes under our commercial agreements described above, our results of operations will be impacted by our ability to:

•	utilize the remaining uncommitted capacity on, or add additional capacity to, our pipeline systems;

•	increase throughput volumes at our terminals and provide additional ancillary services at those terminals, such as ethanol, biodiesel and renewable diesel blending and additive injection; and

•	identify and execute organic expansion projects and capture incremental Valero and third-party volumes.
Operating Expenses
Our management seeks to maximize the profitability of our operations by effectively managing operating expenses. These expenses are comprised primarily of labor expenses (including contractor services), utility costs, and repairs and maintenance expenses. These expenses generally remain relatively stable across broad ranges of throughput volumes, but can fluctuate from period to period depending on the mix of activities, particularly repair and maintenance activities, performed during that period. We will seek to manage our maintenance expenditures on our pipeline and terminal systems by scheduling maintenance over time to avoid significant variability in our maintenance expenditures and minimize their impact on our cash flows, without compromising our commitment to safety and environmental stewardship.
EBITDA and Distributable Cash Flow
We define EBITDA as net income before income tax expense, interest expense and depreciation expense. We define distributable cash flow as EBITDA less cash interest paid, income taxes paid and maintenance capital expenditures, plus adjustments related to minimum throughput commitments and the receipt or amortization of deferred rental payments. Distributable cash flow will not reflect changes in working capital balances. Distributable cash flow and EBITDA are not presentations made in accordance with GAAP.
EBITDA and distributable cash flow are non-GAAP supplemental financial measures that management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

•
our operating performance as compared to other publicly traded limited partnerships in the transportation and logistics industry, without regard to historical cost basis or, in the case of EBITDA, financing methods;

•	the ability of our business to generate sufficient cash to support our decision to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA in this prospectus provides useful information to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to EBITDA are net income and net cash provided by operating activities. EBITDA should not be considered as an alternative to GAAP net income or net cash provided by operating activities. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income and net cash provided by operating activities. You should not consider EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Additionally, because EBITDA may be defined differently by other companies in our industry, our definition of EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.
For a further discussion of the non-GAAP financial measure of EBITDA, and a reconciliation of EBITDA to its most comparable financial measures calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Combined Financial Data—Non-GAAP Financial Measure.”
Factors Affecting the Comparability of Our Financial Results
Our future results of operations may not be comparable to our historical results of operations for the reasons described below:
Revenues
All of our revenues will initially be generated by our commercial agreements that we will enter into with Valero at the closing of this offering. Pursuant to these commercial agreements, Valero will pay us tariffs for transporting crude oil and refined petroleum products on our pipelines and fees for providing terminaling services at our terminals. These fee-based commercial agreements will have minimum quarterly throughput commitments, inflation escalators and initial terms of 10 years. With respect to certain of our terminals at which we historically leased storage capacity to Valero, we will begin charging Valero a terminaling fee under our commercial agreements for throughput volumes. In addition, we will begin charging Valero a terminaling fee at our Lucas terminal, at which we have not historically charged Valero for storage capacity or for terminaling services. The tariffs and fees associated with such systems will be adjusted to account for the fact that payments for storage capacity lease arrangements will be replaced with terminaling fees, or in the case of our Lucas terminal, that we will begin charging a terminaling fee when no fee has been charged historically. The adjustments have been made such that our revenues are not expected to be materially impacted by these changes.
Expenses
Our operating and general and administrative expenses historically included charges for the operation of our pipeline and terminal systems and the allocation of certain overhead and shared services expenses by Valero. Allocations for general and administrative services included such items as management oversight, information technology, legal, human resources and other financial and administrative services. Following the closing of this offering, under our services and secondment agreement, Valero will continue to charge us (through our general partner) for costs of employees providing operational services to us, which are projected to be comparable in the near term to those charged to our Predecessor. Under our omnibus agreement, we will pay an annual fee of approximately $7.9 million to Valero for general and administrative services, which is approximately $2.9 million higher than amounts previously charged to our Predecessor for the year ended December 31, 2012, due primarily to additional time to be incurred by Valero’s employees to provide those administrative services to a separate publicly traded limited partnership. For more information about these charges and the services covered by these agreements, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions.” We also expect to incur $1.9 million of additional incremental costs of being a separate publicly traded partnership, which includes costs associated with annual and quarterly reports to unitholders, financial statement audit, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, and independent director compensation, as well as approximately $2.5 million of incremental annual insurance costs, of which $2.1 million will be reflected in operating expenses and $400,000 will be reflected in general and administrative expenses. Pursuant to our partnership agreement, we will reimburse our general partner and its affiliates, including Valero, for expenses they incur and payments they may make on our behalf.

Financing
There are differences in the way we will finance our operations as compared to the way our Predecessor financed its operations. Historically, our Predecessor’s operations were financed as part of Valero’s integrated operations and our Predecessor did not record any separate costs associated with financing its operations. Additionally, our Predecessor largely relied on internally generated cash flows and capital contributions from Valero to satisfy its capital expenditure requirements. Following the closing of this offering, we intend to make cash distributions to our unitholders at a minimum distribution rate of $     per unit per quarter ($     per unit on an annualized basis). Based on the terms of our cash distribution policy, we expect that we will distribute to our unitholders and our general partner most of the excess cash generated by our operations. We also expect that we will retain all of the net proceeds of this offering of approximately $        million for general partnership purposes, including to fund potential acquisitions from Valero and third parties and potential organic expansion capital expenditures. To the extent we do not fund acquisitions and expansion capital expenditures with proceeds from this offering, we expect to fund them primarily from external sources, including borrowings under our $300 million revolving credit facility, under which no amounts will be drawn at the closing of the offering, and future issuances of equity and debt securities.
Factors Affecting Our Business
Supply and Demand for Crude Oil and Refined Petroleum Products
We will initially generate all of our revenues under fee-based commercial agreements with Valero. These agreements are intended to promote stable and predictable cash flows and minimize our direct exposure to commodity price fluctuations. Because we do not take ownership of or receive any payments based on the value of the crude oil or refined petroleum products that we handle and do not engage in the trading of any commodities, we have no direct exposure to commodity price fluctuations. We have indirect exposure to commodity price fluctuations to the extent such fluctuations affect the shipping patterns of Valero or our other future customers. Our throughput volumes depend primarily on the volume of crude oil processed and refined petroleum products produced at the Valero refineries supported by our assets, which in turn are primarily dependent on Valero’s refining margins. Refining margins depend on the cost of crude oil or other feedstocks and the price of refined petroleum products. These prices are affected by numerous factors beyond our or Valero’s control, including the domestic and global supply of and demand for crude oil and refined petroleum products. While we believe we have substantially mitigated our indirect exposure to commodity price fluctuations through the minimum throughput commitments in our commercial agreements with Valero during the respective terms of those agreements, our ability to execute our growth strategy in our areas of operation will depend, in part, on the availability of attractively priced crude oil in the areas served by our crude oil pipeline and terminal systems, as well as demand for refined petroleum products in the markets served by our refined petroleum products pipeline and terminal systems.
Acquisition Opportunities
We plan to pursue acquisitions of complementary assets from Valero as well as third parties. For additional information regarding our right of first offer, please read “Business—Our Assets and Operations—Right of First Offer Assets” and “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Right of First Offer.” In addition to our right of first offer assets, we believe Valero will offer us the opportunity to purchase additional transportation and logistics assets that it currently owns or may acquire or develop in the future, and that Valero will prioritize assets that it acquires or develops in the future over assets that it currently owns with respect to any such future opportunity. We also may pursue acquisitions jointly with Valero. We will focus our acquisition strategy on transportation and logistics assets handling crude oil and refined petroleum products. We believe that we will be well positioned to acquire transportation and logistics assets from Valero and third parties should such opportunities arise, and identifying and executing acquisitions will be a key part of our strategy. However, if we do not make acquisitions on economically acceptable terms, our future growth will be limited, and the acquisitions we do make may reduce, rather than increase, our distributable cash flow.

Results of Operations

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
(in thousands)	(unaudited)
Operating revenues - related party	$46,343	$40,410	$86,804	$73,136
Costs and expenses:
Operating expenses	9,847	13,962	26,249	26,373
General and administrative expenses	2,414	2,508	5,016	4,351
Depreciation expense	6,453	6,936	12,881	15,978
Total costs and expenses	18,714	23,406	44,146	46,702
Operating income	27,629	17,004	42,658	26,434
Other income, net	50	132	337	142
Interest expense	(102)	(170)	(307)	(429)
Income before income taxes	27,577	16,966	42,688	26,147
Income tax expense	1,444	188	403	311
Net income	$26,133	$16,778	$42,285	$25,836
EBITDA (1)	$34,132	$24,072	$55,876	$42,554
______________

(1)
For a definition of EBITDA and a reconciliation to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Combined Financial Data—Non-GAAP Financial Measure.”

Volumes Handled

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
Pipelines (MBD) (1)
Crude oil throughput
Lucas crude system	153	140	158	84
Collierville crude system	157	133	144	144
Total crude oil throughput	310	273	302	228

Refined petroleum products throughput
Port Arthur products system	157	102	117	94
McKee products system	53	53	52	53
Memphis products system	61	43	49	37
Total refined petroleum products throughput	271	198	218	184
Total pipelines throughput	581	471	520	412

Terminals (MBD)
Crude oil terminaling throughput
Lucas crude system (2)	153	142	158	84

Refined petroleum products terminaling throughput
Port Arthur products system	127	96	109	84
McKee products system	43	43	42	43
Memphis products system	91	74	78	82
Total refined petroleum products terminaling throughput	261	213	229	209
Total terminals throughput	414	355	387	293

Leased storage capacity (MBbls) (3)
Port Arthur products system	2,031	2,031	2,031	2,031
Memphis products system	1,002	858	900	853
Collierville crude system	330	330	330	330
Total leased storage capacity	3,363	3,219	3,261	3,214
_____________

(1)	Represents the sum of volumes transported through each separately tariffed pipeline segment.

(2)
Throughput volumes represent actual throughput volumes at our Lucas terminal. However, we did not historically charge a terminaling fee for throughput volumes at our Lucas terminal. Under our master terminal services agreement with Valero, we will begin charging a terminaling fee for throughput volumes at our Lucas terminal.

(3)
Historically, we leased refined petroleum products storage capacity at our PAPS, El Vista and West Memphis terminals and the crude oil storage capacity of our St. James crude tank, which is part of our Collierville crude system to Valero. Under our commercial agreements with Valero, these storage capacity lease agreements will be replaced with terminaling fees and a pipeline tariff. See “Cash Distribution Policy and Restrictions on Distributions—Significant Forecast Assumptions—Revenues” and “—Factors Affecting the Comparability of Our Financial Results—Revenues.”

Six Months Ended June 30, 2013 vs. Six Months Ended June 30, 2012
Revenues increased $5.9 million, or 15%, in the six months ended June 30, 2013 compared to the six months ended June 30, 2012. The increase is due primarily to:

•
An increase of $1.4 million due to an increase in pipeline tariff and volumes for the Lucas pipeline. The tariff for the six months ended June 30, 2013 increased by 6% compared to the tariff for the six months ended June 30, 2012. The increase in volumes was due to increased crude oil throughput at the Port Arthur refinery, resulting from refinery expansion projects and improved refinery operations.

•
An increase of $2.1 million due to an increase in refined petroleum products volumes transported through the Port Arthur products system due to increased production at the Port Arthur refinery resulting from the new hydrocracker unit at the refinery, which was completed in December 2012, other refinery expansion projects and improved refinery operations.

•
An increase of $1.4 million due to an increase in refined petroleum products volumes transported through the Memphis products system due to increased production at the Memphis refinery resulting from improved refinery operations.

Operating expenses decreased $4.1 million, or 29%, in the six months ended June 30, 2013 compared to the six months ended June 30, 2012. The decrease was due to higher maintenance expenses in our Lucas and Collierville crude systems and our West Memphis terminal during the first six months of 2012 related to tank inspection, cleaning and repair work for regulatory compliance purposes.
Depreciation expense decreased $483,000, or 7%, in the six months ended June 30, 2013 compared to the six months ended June 30, 2012. The decrease was primarily due to the write-off of the remaining net book value of miscellaneous equipment that was retired during the first six months of 2012 at our Lucas terminal.
Our income tax expense is associated with the Texas margin tax. During the six months ended June 30, 2013, our effective tax rate increased to 5% compared to 1% for the six months ended June 30, 2012. The increase was primarily due to deferred tax expense recorded in connection with the initial recognition of a deferred tax liability associated with a change in the law with respect to the Texas margin tax. Because this was a one-time item associated with a law change, we anticipate our effective tax rate to return to previous levels in future periods.
2012 vs. 2011
Revenues increased $13.7 million, or 19%, in 2012 compared to 2011. The increase was primarily attributable to an increase of $11.0 million resulting from an increase in the pipeline tariff and volumes for our Lucas pipeline and an increase of $2.0 million resulting from an increase in the pipeline tariff and volumes for our Port Arthur products system pipelines in 2012 compared to 2011. The increase in volumes on both the Lucas pipeline and Port Arthur product system pipelines was due to a 51-day turnaround at the Port Arthur refinery during the first quarter of 2011 and improved refinery operations in 2012.

General and administrative expenses increased $665,000, or 15%, in 2012 compared to 2011. The increase was due to the allocation of additional general and administrative costs by Valero due to increased costs to manage our assets related to regulatory compliance and other matters.
Depreciation expense decreased $3.1 million, or 19%, in 2012 compared to 2011. The decrease was primarily attributable to additional depreciation expense recorded in 2011 resulting from the shortened useful life of several pipelines in our Lucas crude system that were replaced with the new Lucas pipeline in 2011. Depreciation was accelerated beginning in 2008 upon the decision to construct the Lucas pipeline, and the replaced pipelines were fully depreciated by the time the Lucas pipeline was placed in service in mid-2011.

Capital Resources and Liquidity
Historically, our sources of liquidity included cash generated from operations and funding from Valero. We participated in Valero’s centralized cash management system; therefore our cash receipts were deposited in Valero’s or its affiliates’ bank accounts, all cash disbursements were made from those accounts, and we maintained no bank accounts dedicated solely to our assets. Thus, historically our financial statements have reflected no cash balances.
Following this offering, we will have established separate bank accounts, but Valero will continue to provide treasury services on our general partner’s behalf under our omnibus agreement. We expect our ongoing sources of liquidity following this offering to include net proceeds from this offering, cash generated from operations, borrowings under our revolving credit facility and issuances of additional debt and equity securities. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements and to make quarterly cash distributions.
We intend to pay a minimum quarterly distribution of $     per unit per quarter, which equates to $     million per quarter, or $        million per year in the aggregate, based on the number of common, subordinated and general partner units to be outstanding immediately after completion of this offering. We do not have a legal obligation to pay this distribution. Please read “Cash Distribution Policy and Restrictions on Distributions.”
Revolving Credit Facility
We expect to enter into a senior unsecured revolving credit facility with $300 million in available capacity in order to provide additional liquidity following the offering and no amounts will be drawn at the closing of this offering. The revolving credit facility is expected to provide for customary covenants for comparable commercial borrowers and contain customary events of default, such as nonpayment of principal when due; nonpayment of interest, fees or other amounts; violation of covenants; cross-payment default and cross-acceleration (in each case, to indebtedness in excess of a threshold amount). Indebtedness under this facility will likely bear interest at LIBOR plus a margin, depending on our credit rating and market conditions. This facility will also include customary fees, including administrative agent fees, commitment fees, underwriting fees and other fees. The new revolving credit facility will be subject to definitive documentation, closing requirements and certain other conditions. Accordingly, no assurance can be given that this facility will be executed on the terms described above (including the amount available to be borrowed). While this facility may provide some additional liquidity, we may pursue other sources of liquidity, such as bilateral letters of credit.
Cash Flows from Operations
Our operations generated $33.6 million in cash from operations in the first six months of 2013 compared to $23.7 million in the first six months of 2012. The improved cash flows from operating activities resulted from improved revenues and lower maintenance costs. The increase in revenues was primarily due to higher crude oil and refined petroleum products volumes transported through most of our systems.
Our operations generated $55.0 million in cash from operations for the year ended December 31, 2012 compared to $41.4 million for the year ended December 31, 2011. The improved cash flows from operating activities resulted from improved revenues. The increase in revenues was due to higher volumes transported through most of our systems and higher tariff rates.
Capital Expenditures
Our operations can be capital intensive, requiring investments to expand, upgrade or enhance existing operations and to meet environmental and operational regulations. Our capital requirements will consist of maintenance capital expenditures and expansion capital expenditures. Following the closing of this offering, we will be required to distinguish between maintenance capital expenditures and expansion capital expenditures in accordance with our partnership agreement, even though historically we did not make a distinction between maintenance capital expenditures and expansion capital expenditures in exactly the same way as will be required under our partnership agreement. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines and terminals, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations. In contrast, expansion capital expenditures are those made to acquire additional assets to grow our business, to expand and upgrade our systems and facilities and to construct or acquire new systems or facilities.
Our capital expenditures for the first six months of 2013 and 2012 were $2.2 million and $3.7 million, respectively. The capital expenditures in the first six months of 2013 were primarily associated with the biodiesel blending system improvements at the Memphis truck rack and the installation of a concrete driveway at the Memphis truck rack.
The capital expenditures in the first six months of 2012 were primarily directed toward the following activities:

•	a creek bank stabilization project affecting our Memphis logistics system pipelines; and

•	the biodiesel blending system improvements at the Memphis truck rack.

Our capital expenditures for the years ended December 31, 2012 and 2011, were $7.7 million and $36.1 million, respectively. These expenditures were primarily directed toward the following activities during the two-year period:

•	installation of our Lucas pipeline, which was completed during the year ended December 31, 2011;

•	fabrication and installation of flow-through scraper traps on the PAPS to El Vista pipeline;

•	biodiesel blending system improvements at the Memphis truck rack; and

•	installation of metering equipment on our Port Arthur products system pipelines and a pipeline connection to Oiltanking’s Beaumont marine terminal.

We have forecasted capital expenditures of approximately $16.3 million for the year ending December 31, 2013. Included in our planned 2013 capital expenditures is spending to complete the TransCanada connection at our Lucas terminal and the biodiesel blending system improvements at our Memphis refinery truck rack.
We anticipate that these capital expenditures will be funded primarily from cash flow from operations. Following this offering, we expect that we will initially rely primarily upon proceeds retained from this offering to fund any significant future expansion capital expenditures. Thereafter, we expect to rely primarily upon external financing sources to fund any significant future capital expenditures, including borrowings under our revolving credit facility and the issuance of debt and equity securities.
Contractual Obligations
A summary of our contractual obligations as of December 31, 2012 is shown in the table below.

(in thousands)	Total	2013	2014	2015	2016	2017
Capital lease obligations	$6,274	$1,712	$1,712	$1,712	$1,138	$—
Operating lease obligations	1,017	310	310	309	44	44
Other long-term liabilities	621	—	—	—	425	196
Total	$7,912	$2,022	$2,022	$2,021	$1,607	$240
Off-Balance Sheet Arrangements
We have not entered into any transactions, agreements or other contractual arrangements that would result in off-balance sheet liabilities.

Regulatory Matters
Our interstate common carrier crude oil and refined petroleum products pipeline operations are subject to rate regulation by FERC under the ICA and EPAct . Our pipelines and terminal operations are also subject to safety regulations adopted by the DOT, as well as to state regulations. For more information on federal and state regulations affecting our business, please read “Business—FERC and Common Carrier Regulations.”
Environmental Matters and Compliance Costs
We are subject to extensive federal, state and local environmental laws and regulations. These laws, which change frequently, regulate the discharge of materials into the environment or otherwise relate to protection of the environment. Compliance with these laws and regulations may require us to remediate environmental damage from any discharge of petroleum or chemical substances from our facilities or require us to install additional pollution control equipment on our equipment and facilities. Our failure to comply with these or any other environmental or safety-related regulations could result in the assessment of administrative, civil, or criminal penalties, the imposition of investigatory and remedial liabilities, and the issuance of injunctions that may subject us to additional operational constraints.
Future expenditures may be required to comply with federal, state and local laws and regulations for our various sites, including our pipeline and terminal systems. The impact of these legislative and regulatory developments, if enacted or adopted, could result in increased compliance costs and additional operating restrictions on our business, each of which could have an adverse impact on our financial position, results of operations and liquidity. For a further description about future expenditures that may be required to comply with these requirements, please read “Business—Environmental Matters.”
If these expenditures, as with all costs, are not ultimately reflected in the tariffs and other fees we receive for our services, our operating results will be adversely affected. We believe that substantially all of our competitors must comply with similar environmental laws and regulations. However, the specific impact on each competitor may vary depending on a number of factors, including, but not limited to, the age and location of its operating facilities.
We accrue for environmental remediation activities when the responsibility to remediate is probable and the amount of associated costs can be reasonably estimated. As environmental remediation matters proceed toward ultimate resolution or as additional remediation obligations arise, charges in excess of those previously accrued may be required. New or expanded environmental requirements, which could increase our environmental costs, may arise in the future. We believe we comply with all legal requirements regarding the environment, but since not all of them are fixed or presently determinable (even under existing legislation) and may be affected by future legislation or regulations, it is not possible to predict all of the ultimate costs of compliance, including remediation costs that may be incurred and penalties that may be imposed. For additional information, please read Note 5—“Other Long-Term Liabilities” in our Predecessor’s Combined Financial Statements.

Critical Accounting Estimates
The preparation of financial statements in conformity with GAAP requires management to select appropriate accounting policies and to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a description of our significant accounting policies, please read Note 2—“Summary of Significant Accounting Policies” in our Predecessor’s Notes to Combined Financial Statements. Certain of these accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts would have been reported under different conditions or if different assumptions had been used. The following discussions of critical accounting estimates, including any related discussion of contingencies, address all important accounting areas where the nature of accounting estimates or assumptions could be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change.
As a company with less than $1 billion in revenues during its last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we have elected to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards. This election is irrevocable.
Depreciation
We calculate depreciation expense on a straight-line basis over the estimated useful lives of the related property and equipment. Because of the expected long useful lives of the property and equipment, we depreciate our property and equipment over periods ranging from five years to 40 years. Leasehold improvements and assets acquired under capital leases are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the related asset. Changes in the estimated useful lives of the property and equipment could have a material adverse effect on our results of operations.
Impairment of Assets
Long-lived assets, which include property and equipment, are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. A long-lived asset is not recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not recoverable, an impairment loss is recognized for the amount by which the carrying amount of the long-lived asset exceeds its fair value, with fair value determined based on discounted estimated net cash flows or other appropriate methods. Individual assets are grouped for impairment purposes based on a judgmental assessment of the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets; generally at a pipeline system or terminal level. Because there usually is a lack of quoted market prices for long-lived assets, the fair value of impaired assets is typically determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants, or based on a multiple of operating cash flow validated with historical market transactions of similar assets where possible. The expected future cash flows used for impairment reviews and related fair value calculations are based on judgmental assessments of future tariffs, volumes, operating costs, and capital project decisions, considering all available information at the date of review.
Asset Retirement Obligations
We have asset retirement obligations with respect to certain of our pipelines and terminals that we are required to perform under law or contract once the asset is retired from service, and we have recognized obligations to restore certain leased properties to substantially the same condition as when such property was delivered to us or to its improved condition as prescribed by the lease agreements. Estimating the future asset removal costs necessary for this accounting calculation is difficult. Most of these removal obligations are years in the future and the contracts often have vague descriptions of what removal practices and criteria must be met when the removal event actually occurs. Asset removal technologies and costs, regulatory and other compliance considerations, expenditure timing, and other inputs into valuation of the obligation, including discount and inflation rates, are also subject to change.
Environmental Matters
Liabilities for future remediation costs are recorded when environmental assessments from governmental regulatory agencies and/or remedial efforts are probable and the costs can be reasonably estimated. Other than for assessments, the timing and magnitude of these accruals generally are based on the completion of investigations or other studies or a commitment to a formal plan of action. Environmental liabilities are based on best estimates of probable undiscounted future costs using currently available technology and applying current regulations, as well as our own internal environmental policies, without establishing a range of loss for these liabilities. Environmental liabilities are difficult to assess and estimate due to uncertainties related to the magnitude of possible remediation, the timing of such remediation and the determination of our obligation in proportion to other parties. Such estimates are subject to change due to many factors, including the identification of new sites requiring remediation, changes in environmental laws and regulations and their interpretation, additional information related to the extent and nature of remediation efforts and potential improvements in remediation technologies.

Qualitative and Quantitative Disclosures About Market Risk
Market risk is the risk of loss arising from adverse changes in market rates and prices. Because we do not take ownership of or receive any payments based on the value of the crude oil or refined petroleum products that we handle and do not engage in the trading of any commodities, we have no direct exposure to commodity price fluctuations.
Our commercial agreements with Valero are indexed to inflation to mitigate our exposure to increases in the cost of labor and materials used in our business.
Any debt that we incur under our revolving credit facility will bear interest at a variable rate and will expose us to interest rate risk.

BUSINESS
Overview
We are a fee-based, growth-oriented, traditional master limited partnership recently formed by Valero to own, operate, develop and acquire crude oil and refined petroleum products pipelines, terminals and other transportation and logistics assets. We will serve as Valero’s primary vehicle to expand the transportation and logistics assets supporting its business. Our initial assets consist of crude oil and refined petroleum products pipeline and terminal systems in the Gulf Coast and Mid-Continent regions of the U.S. that are integral to the operations of Valero’s Port Arthur, McKee and Memphis refineries. We generate revenue by charging tariffs and fees for transporting crude oil and refined petroleum products through our pipelines and terminals. Because we do not take ownership of or receive any payments based on the value of the crude oil or refined petroleum products that we handle and do not engage in the trading of any commodities, we have no direct exposure to commodity price fluctuations.
At the closing of this offering, we will enter into a master transportation services agreement with Valero with respect to our pipelines and a master terminal services agreement with Valero with respect to our terminals. These fee-based commercial agreements will initially be the source of all of our revenues and will have minimum quarterly throughput commitments, inflation escalators and initial terms of 10 years, which we believe will promote stable and predictable cash flows. Please read “—Our Commercial Agreements with Valero” for a description of these agreements.
For the six months ended June 30, 2013 and the year ended December 31, 2012, on a pro forma basis, we had revenues of $46.4 million and $84.4 million, net income of $22.7 million and $33.2 million, and EBITDA of $31.3 million and $48.0 million, respectively. Please read “Selected Historical and Pro Forma Combined Financial Data” for the definition of the term EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP.
Valero, an investment grade rated international manufacturer and marketer of transportation fuel, other petrochemical products and power, is the world’s largest independent refiner, with assets that include 16 refineries located in the U.S., Canada, the U.K. and Aruba, with total feedstock throughput capacity of over three million barrels per day. Valero has a substantial and growing portfolio of transportation and logistics assets. Over the past five years, Valero has invested approximately $1.4 billion on transportation and logistics expansion projects. In addition, Valero anticipates spending approximately $1.3 billion through 2015 on transportation and logistics expansion projects, substantially all of which are intended to increase access to cost-advantaged North American crude oil.
Valero will serve as a critical source of our future growth by providing us opportunities to purchase additional transportation and logistics assets that Valero currently owns or may acquire or develop in the future. Upon the closing of this offering, we will enter into an omnibus agreement with Valero under which Valero will grant us a right of first offer for a period of five years after the closing of this offering to acquire certain of Valero’s transportation and logistics assets. Valero will be under no obligation to offer to sell us additional assets (including our right of first offer assets, unless and until it otherwise intends to dispose of such assets), and we are under no obligation to buy any additional assets from Valero. For additional information regarding our right of first offer, please read “Business—Our Assets and Operations—Right of First Offer Assets” and “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Right of First Offer.”
Business Strategies
Our primary business objectives are to generate stable and predictable cash flows and increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following strategies:

•
Maintain safe and reliable operations. We believe maintaining a safe, reliable and efficient operation is fundamental to our business and critical to our success. We are committed to these principles and intend to build upon our legacy of excellence and continuous improvement in safety, reliability and efficiency. We will continue to utilize a strong internal safety review program and maintain a comprehensive employee safety training program that emphasizes strict adherence to our safety policies and procedures.

•
Generate stable, fee-based cash flows. We intend to generate stable and predictable cash flows by providing fee-based transportation and terminaling services to Valero and third parties. At the closing of this offering, we will enter into a master transportation services agreement with Valero with respect to our pipelines and a master terminal services agreement with Valero with respect to our terminals. These fee-based commercial agreements will initially be the source of all of our revenues and will have minimum quarterly throughput commitments, inflation escalators and initial terms of 10 years, which we believe will promote stable and predictable cash flows.

•
Pursue growth. We will continually pursue opportunities to grow our business by completing strategic acquisitions, executing organic expansion projects and increasing the utilization of our existing assets.

◦
Seek attractive acquisition opportunities. We plan to pursue strategic acquisitions, either independently or together with Valero, that will enhance our overall asset profile and provide compelling returns to our unitholders. In addition, under our omnibus agreement, Valero will grant us our right of first offer for a period of five years after the closing of this offering to acquire certain of Valero’s transportation and logistics assets. For additional information regarding our right of first offer, please read “Business—Our Assets and Operations—Right of First Offer Assets” and “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Right of First Offer.”

◦
Expand organically and optimize our assets. We intend to evaluate organic expansion projects that are consistent with our existing business operations and that will provide compelling returns to our unitholders. This strategy will include seeking opportunities to enhance the profitability of our existing assets by increasing throughput volumes, opportunistically attracting third-party volumes, managing costs and enhancing operating efficiencies.

Competitive Strengths
We believe we are well positioned to execute our business strategies based on the following competitive strengths:

•
Strategic relationship with Valero. Valero, an investment grade rated international manufacturer and marketer of transportation fuel, other petrochemical products and power, is the world’s largest independent refiner, with a substantial and growing portfolio of transportation and logistics assets, including pipelines, terminals (truck, rail and marine) and railcars. We will serve as Valero’s primary vehicle to expand the transportation and logistics assets supporting its business. We believe Valero will serve as a critical source of our future growth by providing us opportunities to purchase additional transportation and logistics assets that Valero currently owns or may acquire or develop in the future, as well as by serving as an investment grade rated commercial counterparty supporting our cash flows. Following the closing of this offering, Valero will retain a significant interest in us through its ownership of our general partner, a         % limited partner interest in us and all of our incentive distribution rights.

•
Stable and predictable cash flows from long-term, fee-based contracts. Our assets consist of pipelines and terminals that generate stable revenues from tariffs and fees. We will initially generate all of our revenues under fee-based commercial agreements with Valero that will have minimum quarterly throughput commitments, inflation escalators and initial terms of 10 years, which we believe will promote stable and predictable cash flows.

•
Strategically located and highly integrated assets. Our initial assets are integral to the operations of Valero’s Port Arthur, McKee and Memphis refineries. We believe that each of these refineries is well positioned in the markets that it serves and is critical to Valero’s long-term strategy. Our pipelines and terminals are directly connected to these refineries and provide Valero with key strategic advantages, including cost-effective access to crude oil and/or connectivity with high demand refined petroleum products markets.

•
High-quality, well-maintained asset base. We continually invest in the maintenance and integrity of our assets and maintain numerous programs to help us efficiently manage our asset base. We employ a strong pipeline and facility integrity program, which focuses on risk analysis, assessment, inspection, preventive measures, repair and data integration to provide reliable operations and to prevent, control and mitigate unintentional releases of hazardous materials. We also use a SCADA system to monitor and control our operations.

•
Significant financial flexibility to fund our operations and growth strategy. In connection with this offering, we expect to enter into a revolving credit facility with $300 million in available capacity, under which no amounts will be drawn at the closing of this offering. Additionally, we plan to retain all of the net proceeds from this offering to fund future growth capital investments. We believe this significant financial flexibility, together with our ability to access the debt and equity capital markets, will allow us to execute our growth strategy of pursuing potential future acquisitions from Valero and third parties and developing organic expansion projects.

•
Experienced leadership team. We have significant experience in the management and operation of transportation and logistics assets and the execution of expansion and acquisition strategies. Our leadership team includes some of the most senior officers of Valero, who average approximately 23 years of experience in the energy industry.

Our Assets and Operations
The following sections describe our initial assets and the related services that we provide.
Port Arthur Logistics System
Our Port Arthur logistics system includes our Lucas crude system and our Port Arthur products system.
Lucas Crude System. Our Lucas crude system is strategically positioned to support diverse and flexible crude oil supply options for the Port Arthur refinery. For the six months ended June 30, 2013 and the year ended December 31, 2012, approximately 49% and 55%, respectively, of the total crude oil and feedstock supplied to the Port Arthur refinery was transported through our Lucas crude system.

Our Lucas crude system is comprised of the following pipelines and terminals:

•
Lucas Terminal. Our Lucas terminal is located approximately 12 miles from the Port Arthur refinery on approximately 710 acres. The facility consists of seven storage tanks with an aggregate of 1.9 million barrels of storage capacity. The Lucas terminal receives crude oil through our Nederland pipeline that connects to the Sunoco Logistics marine terminal in Nederland, Texas and our TransCanada connection that connects to TransCanada’s Cushing MarketLink crude oil pipeline, as well as through connections to the Cameron Highway crude oil pipeline and Oiltanking’s Beaumont marine terminal. We have also had preliminary discussions regarding a possible connection to the Seaway pipeline and the Ho-Ho pipeline. The Lucas terminal delivers crude oil to the Port Arthur refinery through our Lucas pipeline.

•	Lucas Pipeline. Our Lucas pipeline is a 12-mile, 30-inch pipeline with 400,000 barrels per day of capacity that delivers crude oil from our Lucas terminal to the Port Arthur refinery.

•
Nederland Pipeline. Our Nederland pipeline is a five-mile, 32-inch pipeline with 600,000 barrels per day of capacity that delivers crude oil to our Lucas terminal from the Sunoco Logistics Nederland marine terminal.

•
TransCanada Connection. Our TransCanada connection is currently under construction and is expected to be placed into service during the first quarter of 2014. Our TransCanada connection will have 400,000 barrels per day of capacity and will connect our Lucas terminal to TransCanada’s Cushing MarketLink crude oil pipeline. We also expect our TransCanada connection to connect to the Keystone XL pipeline if and when the Keystone XL pipeline is placed into service, with the connection’s capacity expected to expand to 830,000 barrels per day.

Port Arthur Products System. Our Port Arthur products system is strategically positioned to transport refined petroleum products from the Port Arthur refinery to major third-party pipeline systems, including the Explorer, Colonial, Sunoco Logistics MagTex and Enterprise TE Products refined petroleum products pipeline systems, for delivery to various marketing outlets and to Oiltanking’s Beaumont marine terminal for diesel exports. The Explorer, Colonial and Enterprise TE Products pipeline systems are major interstate pipeline systems that transport refined petroleum products from the Gulf Coast to marketing terminals throughout the midwestern, southeastern and northeastern regions of the U.S. The Sunoco Logistics MagTex pipeline system transports refined petroleum products from the Port Arthur area to marketing terminals in Texas. Oiltanking’s Beaumont marine terminal is capable of exporting refined petroleum products in ship sizes of up to 400,000 barrels. For the six months ended June 30, 2013 and the year ended December 31, 2012, approximately 53% and 46%, respectively, of the diesel and gasoline produced at the Port Arthur refinery were distributed through our Port Arthur products system.

Our Port Arthur products system is comprised of the following pipelines and terminal:

•
Port Arthur Products Pipelines. Our Port Arthur products pipelines consist of a three-mile, 20-inch pipeline with 144,000 barrels per day of capacity that delivers gasoline from the Port Arthur refinery to our PAPS terminal and a four-mile, 20-inch pipeline with 216,000 barrels per day of capacity that delivers diesel from the Port Arthur refinery to our El Vista terminal. Our Port Arthur products pipelines are key distribution outlets for diesel and gasoline from the Port Arthur refinery.

•
12-10 Pipeline. Our 12-10 pipeline consists of approximately 13 miles of 12-inch and 10-inch pipeline with 60,000 barrels per day of capacity that delivers refined petroleum products from the Port Arthur refinery to the Enterprise TE Products pipeline connection, the Sunoco Logistics MagTex pipeline connection and Oiltanking’s Beaumont marine terminal.

•
PAPS and El Vista Terminals. Our PAPS and El Vista terminals consist of an aggregate 16 storage tanks with approximately two million barrels of storage capacity. Our PAPS terminal consists of eight tanks with 821,000 barrels of gasoline storage capacity, and our El Vista terminal consists of eight tanks with 1.2 million barrels of diesel storage capacity. Our PAPS terminal also contains storage tanks owned by Shell, who serves as the operator of both our PAPS and El Vista terminals. Each party owns its own tanks at the PAPS terminal and its own external pipelines connecting to the terminal, though certain equipment and improvements located at and serving the terminal are jointly owned. The El Vista terminal is owned exclusively by us.

McKee Products System
Our McKee products system is strategically positioned to transport refined petroleum products from the McKee refinery to our refined petroleum products terminal in El Paso, Texas and on to Kinder Morgan’s SFPP system for marketing destinations in high-growth regions such as Tucson and Phoenix, Arizona. We own a 33⅓% undivided interest in the system, and NuStar owns the remaining undivided interest in the system. Capacity on the McKee products system is allocated between NuStar and us according to our respective ownership interests. For the six months ended June 30,

2013 and the year ended December 31, 2012, approximately 14% and 13%, respectively, of the refined petroleum products produced at the McKee refinery were distributed through our McKee products system.
Our McKee products system is comprised of the following pipelines and terminal:

•
McKee to El Paso Pipeline. Our McKee to El Paso pipeline consists of approximately 408 miles of 10-inch pipeline that delivers diesel and gasoline produced at the McKee refinery to our El Paso terminal. The pipeline has a total capacity of approximately 63,000 barrels per day (of which approximately 21,000 barrels per day of capacity are allocable to our 33⅓% undivided interest).

•
SFPP Pipeline Connection. Our SFPP pipeline connection consists of approximately 12 miles of 16- and 8‑inch pipelines that deliver diesel and gasoline from our El Paso terminal to Kinder Morgan’s SFPP system. The SFPP pipeline connection has approximately 98,400 barrels per day of capacity (of which approximately 33,000 barrels per day of capacity are allocable to our 33⅓% undivided interest).

•
El Paso Terminal. Our El Paso terminal is located on approximately 117 acres and consists of 10 storage tanks with approximately 499,000 barrels of storage capacity (of which approximately 166,000 barrels of capacity are allocable to our 33⅓% undivided interest). The El Paso terminal receives refined petroleum products delivered to the terminal through our McKee to El Paso pipeline and delivers refined petroleum products to our four-bay truck rack at our El Paso terminal and to Kinder Morgan’s SFPP system through our SFPP pipeline connection. Our El Paso terminal truck rack has approximately 30,000 barrels per day of capacity (of which approximately 10,000 barrels per day of capacity are allocable to our 33⅓% undivided interest).

Memphis Logistics System
Our Memphis logistics system includes our Collierville crude system and our Memphis products system.
Collierville Crude System. Our Collierville crude system is the primary crude oil supply source for the Memphis refinery, delivering crude oil from the Capline pipeline. For the six months ended June 30, 2013 and the year ended December 31, 2012, approximately 95% and 96%, respectively, of the total crude oil and feedstocks supplied to the Memphis refinery were transported through our Collierville crude system.

VLP Crude Oil Terminal
VLP Crude Oil Pipeline
Third Party Crude Oil Pipeline
Valero Memphis Refinery
AR
TN
MS
Memphis Refinery
Collierville Pipeline
Collierville Terminal
Capline Pipeline
From St. James, LA Terminal

Our Collierville crude system is comprised of the following pipelines and terminal:

•
Collierville Pipeline System. Our Collierville pipeline system consists of approximately 52 miles of 10- to 20-inch pipelines with 210,000 barrels per day of capacity that deliver crude oil to the Memphis refinery.

•
Collierville Terminal. Our Collierville terminal is located in Byhalia, Mississippi on approximately 60 acres. The facility consists of three storage tanks with approximately 975,000 barrels of storage capacity. The Collierville terminal receives crude oil delivered to the terminal through the Capline pipeline.

•
St. James Crude Tank. We own a 330,000 barrel crude oil storage tank in St. James, Louisiana, located on land we lease from Shell. The tank is used to aggregate crude oil volumes to batch deliveries through the Capline pipeline to our Collierville terminal.

Memphis Products System. Our Memphis products system is the primary outlet for refined petroleum products produced at the Memphis refinery with distribution through our Memphis truck rack and our terminal in West Memphis, Arkansas for further distribution via truck and barge to marketing outlets along the central Mississippi river, to Exxon’s Memphis refined petroleum products terminal and to the Memphis International Airport. For the six months ended June 30, 2013 and the year ended December 31, 2012, approximately 67% and 68%, respectively, of the refined petroleum products produced by the Memphis refinery were distributed through our Memphis products system.

VLP Refined Products Terminal
Third Party Refined Products Terminal
VLP Refined Products Pipeline
VLP Jet Fuel Pipeline
Valero Memphis Refinery
AR
TN
Shorthorn Pipeline
Shorthorn Lateral Line
West Memphis Terminal
ExxonMobil Memphis Terminal
Memphis Airport Jet Line
FedEx Lateral Line
Memphis Truck Rack
Memphis Refinery
Memphis International Airport

Our Memphis products system is comprised of the following:

•
Shorthorn Pipeline System. Our Shorthorn pipeline system consists of approximately seven miles of 14-inch pipeline that delivers diesel and gasoline produced at the Memphis refinery to our West Memphis terminal and two miles of 12-inch pipeline that delivers diesel and gasoline from our West Memphis terminal and the Memphis refinery to Exxon’s Memphis refined petroleum products terminal. The Shorthorn pipeline system has a total capacity of 120,000 barrels per day.

•
Memphis Airport Pipeline System. Our Memphis Airport pipeline system consists of a nine-mile, six-inch pipeline that delivers jet fuel produced at the Memphis refinery to the Swissport Fueling, Inc. terminal located at the Memphis International Airport and a two-mile, six-inch pipeline that delivers jet fuel from the Memphis refinery to the FedEx jet fuel terminal located at the Memphis International Airport. The Memphis Airport pipeline system has a total capacity of 20,000 barrels per day.

•
West Memphis Terminal. Our West Memphis terminal is located in West Memphis, Arkansas on approximately 75 acres. The facility consists of 18 storage tanks with approximately one million barrels of storage capacity, a truck rack and a barge dock on the Mississippi River. Our West Memphis terminal receives refined petroleum products through our Shorthorn pipeline system and through a biodiesel truck unloading rack located at the terminal. The terminal delivers refined petroleum products to the five-bay, 50,000 barrels per day truck rack at the terminal, our two-berth, approximately 4,000 barrels per hour barge dock on the Mississippi River and to our Shorthorn pipeline system for deliveries to Exxon’s Memphis terminal.

•
Memphis Truck Rack. Our Memphis truck rack is located on approximately five acres adjacent to the Memphis refinery. The facility consists of a high-capacity seven-bay truck rack and five biodiesel storage tanks with approximately 8,000 barrels of storage capacity. The truck rack has a capacity of 110,000 barrels per day.

Pipelines
The following table summarizes information with respect to our pipelines described above:

Pipeline	Diameter (inches)	Length (miles)	Capacity (MBD)	Commodity	Associated Valero Refinery	Significant Third-party System Connections
Port Arthur logistics system
Lucas crude system
Lucas pipeline	30	12	400	Crude oil	Port Arthur	Sunoco Logistics Nederland; Oiltanking Beaumont; Cameron Highway; TransCanada Cushing MarketLink
Nederland pipeline	32	5	600	Crude oil	Port Arthur	Sunoco Logistics
Port Arthur products system
20-inch gasoline pipeline	20	3	144	Gasoline	Port Arthur	Explorer; Colonial
20-inch diesel pipeline	20	4	216	Diesel	Port Arthur	Explorer; Colonial
12-10 pipeline	12, 10	13	60	Refined petroleum products	Port Arthur	Sunoco Logistics MagTex; Enterprise TE Products; Oiltanking Beaumont
McKee products system
McKee to El Paso pipeline	10	408	21(1)	Refined petroleum products	McKee	—
SFPP pipeline connection	16, 8	12	33(2)	Refined petroleum products	McKee	Kinder Morgan SFPP System
Memphis logistics system(3)
Collierville crude system
Collierville pipeline	10-20	52	210	Crude oil	Memphis	Capline
Memphis products system
Shorthorn pipeline system	14, 12	9	120	Refined petroleum products	Memphis	Exxon Memphis
Memphis Airport pipeline system	6	11	20	Jet fuel	Memphis	Memphis International Airport
_____________

(1)	Capacity shown represents our 33⅓% undivided interest in the system. Total capacity for the system is 63,000 barrels per day.

(2)	Capacity shown represents our 33⅓% undivided interest in the system. Total capacity for the system is 98,400 barrels per day.

(3)
Portions of our Memphis logistics system pipelines are owned by Memphis Light, Gas and Water, a division of the City of Memphis (“MLGW”), but operated and maintained exclusively by us under long-term arrangements with MLGW.

Terminals
The following table summarizes information with respect to our terminals described above:

Terminal	Tank Storage Capacity (MBbls)	Throughput Capacity (MBD)	Commodity	Associated Valero Refinery	Significant Third-party System Connections
Port Arthur logistics system
Lucas crude system
Lucas terminal	1,915	—	Crude oil	Port Arthur	Sunoco Logistics Nederland; Oiltanking Beaumont; Cameron Highway; TransCanada Cushing MarketLink
TransCanada connection (1)	—	400	Crude oil	Port Arthur	TransCanada Cushing MarketLink
Port Arthur products system
PAPS terminal	821	—	Gasoline	Port Arthur	Explorer; Colonial
El Vista terminal	1,210	—	Diesel	Port Arthur	Explorer; Colonial
McKee products system
El Paso terminal	166 (2)	—	Refined petroleum products	McKee	Kinder Morgan SFPP System
El Paso terminal truck rack	—	10 (3)	Refined petroleum products	McKee	—
Memphis logistics system
Collierville crude system
Collierville terminal	975	—	Crude oil	Memphis	Capline
St. James crude tank	330	—	Crude oil	Memphis	Capline
Memphis products system
West Memphis terminal	1,080	—	Refined petroleum products	Memphis	Exxon Memphis; Enterprise TE Products
West Memphis terminal truck rack	—	50	Refined petroleum products	Memphis	—
West Memphis terminal dock	—	4 (4)	Refined petroleum products	Memphis	—
Memphis refinery truck rack	8	110	Refined petroleum products	Memphis	—
_____________

(1)	Our TransCanada connection is currently under construction and is expected to be placed into service during the first quarter of 2014.

(2)	Capacity shown represents our 33⅓% undivided interest in the system. Total storage capacity for the system is 499,000 barrels.

(3)	Capacity shown represents our 33⅓% undivided interest in the system. Total truck rack capacity for the system is 30,000 barrels per day.

(4)	Dock throughput represents MBPH.

Additional Summary Information
The following table provides additional summarized information with respect to our pipelines and terminals:

Asset	Crude Tank Storage Capacity (MBbls)	Refined Petroleum Products Tank Storage Capacity (MBbls)	Marine Docks	Truck Rack Bays	Miles of Pipeline
Port Arthur logistics system
Lucas crude system	1,915	—	—	—	17
Port Arthur Products system	—	2,031	—	—	20
Port Arthur logistics system	1,915	2,031	—	—	37

McKee products system (1)	—	166	—	4	420

Memphis logistics system
Collierville crude system	1,305	—	—	—	52
Memphis products system	—	1,088	2	12	20
Memphis logistics system	1,305	1,088	2	12	72
Total	3,220	3,285	2	16	529
_____________
(1) Tank storage capacity shown represents our 33⅓% undivided interest in the system. Total tank storage capacity for the system is 499,000 barrels.

Volumes Handled
The following table sets forth the historical throughput volumes and leased storage capacity with respect to our systems for the periods presented:

	Six Months Ended June 30, 2013	Year Ended December 31,
		2012	2011
Pipelines (MBD) (1)
Crude oil throughput
Lucas crude system	153	158	84
Collierville crude system	157	144	144
Total crude oil throughput	310	302	228

Refined petroleum products throughput
Port Arthur products system	157	117	94
McKee products system	53	52	53
Memphis products system	61	49	37
Total refined petroleum products throughput	271	218	184
Total pipelines throughput	581	520	412

Terminals (MBD)
Crude oil terminaling throughput
Lucas crude system (2)	153	158	84

Refined petroleum products terminaling throughput
Port Arthur products system (3)	127	109	84
McKee products system	43	42	43
Memphis products system (3)	91	78	82
Total refined petroleum products terminaling throughput	261	229	209
Total terminaling throughput	414	387	293

Leased storage capacity (MBbls) (3)
Port Arthur products system	2,031	2,031	2,031
Collierville crude system	330	330	330
Memphis products system	1,002	900	853
Total leased storage capacity	3,363	3,261	3,214
_____________

(1)	Represents the sum of volumes transported through each separately tariffed pipeline segment.

(2)
Throughput volumes represent actual throughput volumes at our Lucas terminal. However, we did not historically charge a terminaling fee for throughput volumes at our Lucas terminal. Under our master terminal services agreement with Valero, we will begin charging a terminaling fee for throughput volumes at our Lucas terminal.

(3)
Throughput volumes include actual throughput volumes at our PAPS, El Vista and West Memphis terminals. Historically, we charged a fee for leased storage capacity at these terminals. Under our master terminal services agreement with Valero, we will begin charging a terminaling fee for throughput volumes at these terminals.

Percentage of Volumes Transported
The following table sets forth the percentage of volumes transported on our pipeline systems relative to the total amount of refined petroleum products transported from, or the total amount of crude oil and feedstocks throughput at, the applicable Valero refinery serviced by our pipeline systems, for each of the periods set forth below:

	Six Months Ended June 30, 2013	Year Ended December 31,
Pipeline System		2012	2011
Port Arthur logistics system
Lucas crude system	49%	55%	36%
Port Arthur products system	53%	46%	43%
McKee products system	14%	13%	13%
Memphis logistics system
Collierville crude system	95%	96%	100%
Memphis products system	67%	68%	66%
Right of First Offer Assets
Upon the closing of this offering, we will enter into an omnibus agreement with Valero under which Valero will grant us our right of first offer for a period of five years after the closing of this offering to acquire various transportation and logistics assets. Our right of first offer assets, which are traditional transportation and logistics assets that primarily support Valero’s core U.S. refining operations, include the following:

•
Wynnewood Products System. A refined petroleum products system consisting of a 30-mile, 12-inch pipeline with 90,000 barrels per day of capacity and two storage tanks with a total of 180,000 barrels of storage capacity. This system connects to the Magellan pipeline system and is the principal distribution outlet for refined petroleum products produced at Valero’s 90,000 barrel per day refinery in Ardmore, Oklahoma. For the year ended December 31, 2012, the system handled 75% of the refined petroleum products produced at the Ardmore refinery.

•
McKee Crude System. A crude oil system supporting the McKee refinery consisting of 270 miles of pipelines with 72,000 barrels per day of capacity. For the year ended December 31, 2012, the system handled 43% of the crude oil delivered to the McKee refinery.

•
Parkway Products Pipeline. A 141-mile, 16-inch pipeline with 110,000 barrels per day of capacity. The pipeline transports refined petroleum products from Valero’s 270,000 barrel per day refinery in St. Charles, Louisiana to Collins, Mississippi for supply into the Plantation pipeline system, with an anticipated future connection to the Colonial pipeline system. The pipeline, which was placed into service in the third quarter of 2013, is owned by a joint venture between Valero and Kinder Morgan. Our right of first offer will apply to Valero’s 50% interest in the joint venture.

•
Three Rivers Crude System. A crude oil truck and pipeline receipt system with 110,000 barrels per day of total capacity connected to Valero’s 100,000 barrel per day refinery in Three Rivers, Texas. Crude oil delivered through the system can be processed at the Three Rivers refinery or can be shipped through third-party pipelines to Valero’s two refineries in Corpus Christi, Texas, which have a combined throughput capacity of 325,000 barrels per day. For the year ended December 31, 2012, the system handled 80% of the crude oil delivered to the Three Rivers refinery, and handled approximately 39,000 barrels per day of crude oil for the Corpus Christi refineries.

•
Hartford Crude Terminal. A crude oil terminal and associated dock located on the Mississippi River near St. Louis, Missouri. The terminal has an inbound connection to the Capwood pipeline, enabling it to receive crude oil from the Patoka, Illinois hub. The terminal has the capacity to transload up to 75,000 barrels per day of crude oil onto barges and includes 12 crude oil storage tanks with over 1.2 million barrels of storage capacity.

The terminal is used by Valero to supply Canadian heavy crude oil to its St. Charles refinery. For the year ended December 31, 2012, the terminal handled approximately 11,000 barrels per day of crude oil for the St. Charles refinery.

•
Fannett Storage Facility. An NGL logistics facility with underground salt dome storage capacity of over four million barrels located at Valero’s terminal in Fannett, Texas. The facility supports and supplies butanes from and to the Port Arthur refinery. The facility also supports a third-party customer and has multiple proprietary and third-party pipeline connections, as well as a truck rack. For the year ended December 31, 2012, the facility handled approximately 10,000 barrels per day of butanes for the Port Arthur refinery.

The following table summarizes information with respect to our right of first offer assets:

Asset	Crude Tank Storage Capacity (MBbls)	Refined Petroleum Products Tank Storage Capacity (MBbls)	Marine Docks	Truck Rack Bays	Miles of Pipeline
Wynnewood products system	—	180	—	—	30
McKee crude system	171	—	—	22(1)	270
Parkway products pipeline (2)	—	—	—	—	141
Three Rivers crude system	2	—	—	11(1)	1
Hartford crude terminal	1,243	—	1	—	—
Fannett storage facility	—	4,164	—	4	41
Total	1,416	4,344	1	37	483
_____________

(1)	Represents crude oil truck unloading sites.

(2)	Owned by a joint venture with Kinder Morgan in which Valero owns a 50% interest.
For additional information regarding our right of first offer, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Right of First Offer.”
Valero’s Additional Transportation and Logistics Assets
Valero has a substantial and growing portfolio of transportation and logistics assets. In addition to our initial assets and our right of first offer assets, Valero has approximately 65 miles of crude oil pipelines, 1,042 miles of refined petroleum products pipelines, 40 million barrels of crude oil and feedstock tankage, 69 million barrels of refined petroleum products tankage, 50 marine docks, 135 truck rack bays at 35 locations and 1,394 railcars. Valero’s rail logistics assets also include rail facilities at its McKee, St. Charles and Quebec City refineries and an ethanol truck transloading facility in Fontana, California. Additionally, Valero is in the process of obtaining regulatory approval for the construction of a rail facility at its refinery in Benicia, California that we expect Valero to complete in 2015. For more information regarding Valero’s transportation and logistics assets, please read “—Valero’s Operations—Valero’s Additional Transportation and Logistics Assets.”
Although we have no contractual right to purchase, and Valero has no contractual obligation to offer, any of Valero’s assets other than our right of first offer assets, we believe we are well positioned to acquire Valero’s additional transportation and logistics assets in the future.
Our Commercial Agreements with Valero
General
At the closing of this offering, we will enter into a master transportation services agreement with Valero with respect to our pipelines and a master terminal services agreement with Valero with respect to our terminals. Pursuant to these agreements, we will provide transportation and terminaling services to Valero, and Valero will commit to pay us for minimum quarterly throughput volumes of crude oil and refined petroleum products, regardless of whether such volumes are physically delivered by Valero in any given quarter. These agreements, which will initially be the source of all of our revenues, will have initial terms of 10 years, and, with the exception of our El Paso truck rack and Memphis truck rack, Valero will have the option to renew the agreement with respect to each asset for one additional five-year term.
On a pro forma basis, Valero’s minimum quarterly throughput commitments under these agreements would have accounted for approximately 83% and 92% of our revenues for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.
Minimum Quarterly Throughput Commitments and Tariff Rates—Pipelines. The following table sets forth Valero’s minimum quarterly throughput commitments and applicable initial tariff rates with respect to our pipelines:

Pipelines	Minimum Quarterly Throughput Commitment (BPD)	Tariff Rates ($ per Bbl)
Port Arthur logistics system
Lucas crude system
Lucas pipeline	150,000	$0.176 up to 160,000 BPD then $0.071 up to 200,000 BPD and $0.06 above 200,000 BPD
Port Arthur products system
20-inch gasoline pipeline	127,000	$0.1855 up to 127,000 BPD and
20-inch diesel pipeline	combined on	$0.14 above 127,000 BPD
12-10 pipeline	all three lines	combined on all three lines
McKee products system
McKee to El Paso pipeline	17,836	$1.302
SFPP pipeline connection	27,880	$0.151
Memphis logistics system
Collierville crude system (1)
Collierville pipeline	100,000	$0.1557
Memphis products system
Shorthorn pipeline system	43,300	$0.1471 up to 43,300 BPD and $0.12 above 43,300 BPD
Memphis Airport pipeline system	2,000	$0.81 up to 2,000 BPD and $0.45 above 2,000 BPD
_____________

(1)	Included within the tariff rate is the ability for Valero to use break-out tankage at our Collierville terminal and our St. James crude tank for staging crude oil into the Capline pipeline.

Minimum Quarterly Throughput Commitments and Fees—Terminals. The following table sets forth Valero’s minimum quarterly throughput commitments and fees charged with respect to our terminals:

Terminals	Minimum Quarterly Throughput Commitment (BPD)	Fees ($ per Bbl)
Port Arthur logistics system
Lucas crude system
Lucas terminal (1)	150,000	$0.243 up to 160,000 BPD then $0.071 up to 200,000 BPD and $0.06 above 200,000 BPD
TransCanada connection (2)	45,000	$0.05
Port Arthur products system
PAPS and El Vista terminals	100,000	$0.3165 up to 100,000 BPD and $0.05 above 100,000 BPD
McKee products system
El Paso terminal	36,380(3)	$0.301
Memphis logistics system
Memphis products system
West Memphis terminal (4)	30,000	$0.62 up to 30,000 BPD and $0.24 above 30,000 BPD
Memphis refinery truck rack	51,100	$0.252
_____________

(1)	Included in the Lucas terminal fee is the right to use our Nederland pipeline to transport crude oil from the Sunoco Logistics Nederland marine terminal to our Lucas terminal.

(2)
Our TransCanada connection is currently under construction and is expected to be placed into service during the first quarter of 2014. The minimum quarterly throughput commitment will not commence until the connection is in service; however, under our omnibus agreement, Valero will agree to indemnify us for lost throughput fees resulting from the connection not being in service (for any reason whatsoever, other than our gross negligence or willful misconduct) by March 1, 2014. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Other Indemnifications by Valero.” In addition, if and when the Keystone XL pipeline is placed into service, the minimum quarterly throughput commitment with respect to our TransCanada connection will increase from 45,000 barrels per day to 150,000 barrels per day and the fee will reset to $0.015 per barrel.

(3)
The El Paso terminal truck rack has a minimum quarterly throughput commitment of 8,500 barrels per day and the SFPP pipeline connection has a separate minimum quarterly throughput commitment of 27,880 barrels per day.

(4)	Includes all volumes delivered to our West Memphis terminal through pipeline, dock or truck rack.
Quarterly Deficiency Payments. If Valero fails to meet its minimum quarterly throughput commitments under our commercial agreements in any given quarter, it will be obligated to pay a deficiency payment equal to the volume deficiency multiplied by the applicable tariff and/or fee with respect to such asset. We refer to this payment as a “quarterly deficiency payment.” Quarterly deficiency payments may be applied as a credit for amounts owed on throughput volumes in excess of Valero’s minimum quarterly throughput commitment with respect to such asset during any of the following four quarters, after which time any unused credits will expire. Upon the expiration of our commercial agreements, Valero will have the opportunity to apply any such remaining credit amounts with respect to such asset until the completion of any such four-quarter period against any throughput volumes on such asset in excess of the minimum quarterly throughput commitment that was in place during the term of the agreement with respect to such asset. Based on Valero’s historical throughput volumes, we expect that, following the closing of this offering, Valero’s throughput volumes will be in excess of its minimum quarterly throughput commitments under our commercial agreements with Valero.
Minimum Capacity. Under each of our commercial agreements, we will be obligated to provide Valero access to capacity of at least the minimum quarterly throughput commitment for our assets. If the minimum capacity of any of our assets falls below the level of Valero’s minimum quarterly throughput commitment at any time due to events affecting such assets (whether planned or unplanned) or if capacity on any of our assets is required to be allocated among users because volume nominations exceed available capacity, Valero’s minimum quarterly throughput commitments with respect to such assets may be proportionately reduced during the period for which capacity is less than Valero’s minimum quarterly throughput commitment.
Product Gains and Losses. Under each of our commercial agreements, other than those commercial agreements covering assets that may be subject to a jurisdictional tariff or are operated by a third party and such tariff or third-party operating agreement specifically provides otherwise, we will have no liability for physical losses except to the extent such losses result from our gross negligence or willful misconduct. In the event a terminal or pipeline asset is equipped to measure volume gains and losses through the installation of custody transfer meters and we begin to accept third-party volumes for throughput, we will negotiate provisions regarding loss allowance and allocate gains and losses among us and our customers in accordance with standard industry practices.
Termination and Suspension. Valero is permitted under our commercial agreements to suspend, reduce or terminate its obligations under certain circumstances. If Valero determines to totally or partially suspend refining operations at a refinery that is supported by our assets for a period of at least twelve consecutive months, we and Valero will negotiate in good faith to agree upon a reduction of Valero’s minimum quarterly throughput commitments under the applicable commercial agreement(s), and if we are unable to agree to an appropriate reduction, then after Valero has made a public announcement of such suspension, Valero may terminate the applicable agreement(s) upon twelve months’ notice to us (unless in the interim Valero publicly announces its intent to resume operations at the refinery, in which case its termination notice is deemed revoked). If a force majeure event with respect to our assets prevents us from performing any of our obligations under a commercial agreement, Valero’s obligations with respect to the affected assets under the applicable commercial agreement, including its minimum quarterly throughput commitments, will be suspended to the extent we cannot perform our obligations. In addition, if a force majeure event prevents Valero from fulfilling any of its obligations under our commercial agreements for more than 60 days, Valero’s applicable obligations with respect to the affected assets, including its minimum quarterly throughput commitments, under our commercial agreements will be suspended for the remainder of the force majeure event. Force majeure events include:

•	acts of God, fires, floods or storms;

•	compliance with orders of courts or any governmental authorities;

•	explosions, wars, terrorist acts or riots;

•	inability to obtain or unavoidable delays in obtaining material or equipment;

•	accidental disruptions of service;

•	disruptions of utilities or other services caused by events or circumstances beyond the reasonable control of the affected party;

•	strikes, lockouts or other industrial disturbances; and

•	breakdowns of refinery facilities, machinery, storage tanks or pipelines irrespective of the cause thereof.
Turnarounds or other planned outages at a refinery are not force majeure events. If a force majeure event prevents any party from performing its obligations under a commercial agreement for a period of more than twelve consecutive months, then either party may terminate the agreement with respect to the affected assets. If Valero elects to terminate or suspend any of our commercial agreements, our financial condition, results of operations, cash flows and ability to make distributions to our unitholders may be materially and adversely affected. We cannot assure you that Valero will continue to use our assets or that we will be able to generate additional revenues from third parties.
Reimbursements of Capital Expenditures. Our commercial agreements provide that, if we agree to make any capital expenditures at Valero’s request, Valero will reimburse us for such expenditures, which reimbursements may be recovered through tariff and/or fee increases in certain cases. In addition, if new laws or regulations are enacted or promulgated or if existing laws or their interpretations are materially changed, and if such new or changed laws or regulations will have a material adverse economic impact on either us or Valero, then either of us, acting in good faith, will have the option to request renegotiation of the relevant provisions of the affected commercial agreement(s) with respect to the parties’ future performance. In such event, we and Valero will meet and negotiate in good faith amendments to the affected agreement(s) to conform them to the new or changed laws or regulations while preserving our economic, operational, commercial and competitive arrangements in accordance with the understandings set forth in the applicable agreement(s).
Valero will also reimburse us for any taxes that we incur on Valero’s behalf for services we provide to Valero under these agreements to the extent permitted by law.
Alternative Arrangements. Under our commercial agreements, if Valero restructures its supply, refining or marketing operations at a refinery that is supported by our assets in such a manner as to materially and adversely affect the economics of Valero’s performance under the applicable commercial agreement, we and Valero will negotiate in good faith an alternative arrangement that is no worse economically for us, and that may include a substitution of new minimum quarterly throughput commitments for Valero on other assets owned or to be acquired or constructed by us.
Assignment. Neither we nor Valero may assign our rights or obligations under our commercial agreements without the other party’s consent, except that, if Valero transfers a refinery that is supported by our assets to a third party, Valero may assign the commercial agreement that relates to such refinery to such third party.
Pipelines
Under our master transportation services agreement, Valero is obligated to transport minimum volumes of crude oil and refined petroleum products on our pipeline systems and pay a tariff rate with respect to such volumes. Tariff rates with respect to our pipeline systems may be adjusted annually at a rate equal to the percentage change in any inflationary index promulgated by FERC. With respect to any pipelines that may be subject to a jurisdictional tariff, we and Valero have agreed not to commence or support any tariff filing, application, protest, complaint or other proceeding before FERC or any other applicable state regulatory agency for the purpose of requesting FERC or such other agency to accept or set tariff rates that would be inconsistent with the terms of the master transportation services agreement, provided that Valero will continue to have the right to challenge any proposed changes in our base tariff rates to the extent the changes are inconsistent with FERC’s indexing methodology or other rate changing methodologies.
The following discussion describes specific additional information regarding our transportation services agreements relating to each of our pipeline systems.

•
Lucas Crude System. With respect to our Lucas crude system, we will charge Valero for transporting crude oil on our Lucas pipeline connecting our Lucas terminal and the Port Arthur refinery. Valero will pay the applicable published tariff rate for throughput on our Lucas pipeline, which is (i) $0.176 per barrel for the first 160,000 barrels per day, (ii) $0.071 per barrel for volumes in excess of 160,000 barrels per day up to 200,000 barrels per day and (iii) $0.06 per barrel for volumes in excess of 200,000 barrels per day.

Valero will be obligated to transport a quarterly average of at least an aggregate of 150,000 barrels per day of crude oil on our Lucas pipeline. On a pro forma basis, Valero’s minimum quarterly throughput commitment for our Lucas pipeline would have accounted for approximately 99% and 98% of the revenues generated by our Lucas pipeline for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

•
Port Arthur Products System. With respect to our Port Arthur products system, we will charge Valero for transporting refined petroleum products on our 20-inch gasoline pipeline from the Port Arthur refinery to our PAPS terminal, our 20-inch diesel pipeline from the Port Arthur refinery to our El Vista terminal, and on our 12-10 pipeline from the Port Arthur refinery to the Oiltanking’s Beaumont marine terminal, the Sunoco Logistics MagTex pipeline connection and/or the Enterprise TE Products pipeline connection. Valero will initially pay a tariff of $0.1855 per barrel for the first 127,000 barrels per day and $0.14 per barrel for each barrel in excess of 127,000 barrels per day transported on our Port Arthur products system pipelines.

Valero will be obligated to transport a quarterly average of at least 127,000 barrels per day on our Port Arthur product system pipelines. This minimum quarterly throughput commitment is a cumulative obligation and can be satisfied through any combination of volumes on the three Port Arthur products system pipelines. On a pro forma basis, Valero’s minimum quarterly throughput commitment for our Port Arthur products system pipelines would have accounted for approximately 82% and 109% of the revenues generated by our Port Arthur products system pipelines for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

•
McKee Products System. With respect to our McKee products system, we will charge Valero for transporting diesel and gasoline on (i) our McKee to El Paso pipeline which delivers refined petroleum products from the McKee refinery to our El Paso terminal and (ii) our SFPP pipeline connection which delivers refined petroleum products from our El Paso terminal to Kinder Morgan’s SFPP system. Valero will pay $1.302 per barrel for volumes transported on the McKee to El Paso pipeline and $0.151 per barrel for volumes transported on the SFPP pipeline connection.

Valero will be obligated to transport a quarterly average of at least 17,836 barrels per day on our McKee to El Paso pipeline and at least 27,880 barrels per day on our SFPP pipeline connection. On a pro forma basis, Valero’s minimum quarterly throughput commitment with respect to our McKee to El Paso pipeline would have accounted for approximately 86% and 88% of the revenues generated by our McKee to El Paso pipeline for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively, and with respect to our SFPP pipeline connection would have accounted for approximately 85% and 87% of the revenues generated by our SFPP pipeline connection for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

•
Collierville Crude System. With respect to our Collierville crude system, we will charge Valero for transporting crude oil on our Collierville pipeline, which delivers crude oil from the Capline pipeline to the Memphis refinery. Valero will pay the applicable published tariff rate, which is $0.1557 per barrel. Included within the tariff rate will be the ability for Valero to use break-out tankage at our Collierville terminal and our St. James crude oil tank for staging barrels into the Capline pipeline.

Valero will be obligated to transport a quarterly average of at least 100,000 barrels per day of crude oil on our Collierville system. On a pro forma basis, Valero’s minimum quarterly throughput commitment for our Collierville system would have accounted for approximately 64% and 69% of the revenues generated by our Collierville crude system for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

•
Shorthorn Pipeline System. With respect to our Shorthorn pipeline system, we will charge Valero for transporting diesel and gasoline produced at the Memphis refinery on our Shorthorn pipeline system to our West Memphis terminal and from our West Memphis terminal and the Memphis refinery to Exxon’s Memphis refined petroleum products terminal. Valero will pay the applicable published tariff rate, which is $0.1471 per barrel on volumes up to 43,300 barrels per day, and $0.12 per barrel on volumes above 43,300 barrels per day transported on the Shorthorn pipeline system.

Valero will be obligated to transport a quarterly average of at least 43,300 barrels per day on our Shorthorn pipeline system. This minimum quarterly throughput commitment is a cumulative obligation and can be satisfied through any combination of volumes on the pipelines comprising our Shorthorn pipeline system. On a pro forma basis, Valero’s minimum quarterly throughput commitment for our Shorthorn pipeline system would have accounted for approximately 78% and 96% of the revenues generated by our Shorthorn pipeline system for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

•
Memphis Airport Pipeline System. With respect to our Memphis Airport pipeline system, we will charge Valero for transporting jet fuel produced at the Memphis refinery to the Swissport Fueling, Inc. terminal and to the FedEx terminal at Memphis International Airport. Valero will pay the tariff rate, which is $0.81 per barrel for the first 2,000 barrels per day, and $0.45 per barrel for each barrel in excess of 2,000 barrels per day transported on the Memphis Airport pipeline system.

Valero will be obligated to transport a quarterly average of at least 2,000 barrels per day on our Memphis Airport pipeline system. This minimum quarterly throughput commitment is a cumulative obligation and can be satisfied through any combination of volumes on the pipelines comprising our Memphis Airport pipeline system. On a pro forma basis, Valero’s minimum quarterly throughput commitment for our Memphis Airport pipeline system would have accounted for approximately 93% and 74% of the revenues generated by our Memphis Airport pipeline system for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.
Terminals
Under the master terminal services agreement relating to our terminals, Valero will be obligated to throughput minimum volumes of crude oil and refined petroleum products and pay us throughput fees, as well as fees for providing related ancillary services (such as ethanol, biodiesel and renewable diesel blending and additive injection). Valero will provide and pay for its own inventory of ethanol, biodiesel and renewable diesel blending and additives to be blended or injected at the terminal, where applicable. Based on Valero’s historical throughput volumes, we expect that, following closing of this offering, Valero’s throughput volumes will be in excess of its minimum quarterly throughput commitments under our commercial agreements with Valero. Throughput fees with respect to our terminals will be increased annually, and other fees with respect to our terminals may be increased annually, in each case by a percentage not to exceed the corresponding percentage change in CPI during the prior twelve-month period. If CPI decreases during any period, we are not required to reduce our fees, but any subsequent increases in fees based on an increase in CPI will be limited to the amount by which such increase exceeds the aggregate amount of cumulative decreases in CPI during the intervening periods.
The following discussion describes specific additional information regarding our master terminal services agreement with Valero.

•
Lucas Crude System. With respect to our Lucas crude system, we will charge Valero for throughput volumes at our Lucas terminal and on our TransCanada connection. With respect to our Lucas terminal, Valero will pay (i) $0.243 per barrel for throughput volumes up to 160,000 barrels per day, (ii) $0.071 per barrel for throughput volumes in excess of 160,000 barrels per day up to 200,000 barrels per day, and (iii) $0.06 per barrel for throughput volumes in excess of 200,000 barrels per day. When our TransCanada connection is placed into service (which is estimated to occur during the first quarter of 2014), Valero will also pay a fee of $0.05 per barrel for throughput volumes on our TransCanada connection, which fee will reset to $0.015 per barrel if and when the Keystone XL pipeline is placed into service.

Valero will be obligated to deliver for throughput a quarterly average of at least 150,000 barrels per day at our Lucas terminal and at least 45,000 barrels per day on our TransCanada connection. If and when the Keystone XL pipeline is placed into service, Valero’s minimum quarterly throughput commitment with respect our TransCanada connection will increase to 150,000 barrels per day. On a pro forma basis, Valero’s minimum quarterly throughput commitments for our Lucas terminal and TransCanada connection, would have accounted for approximately 101% and 98% of the revenues generated by our Lucas terminal and TransCanada connection for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

•
Port Arthur Products System. With respect to our Port Arthur products system, we will charge Valero for terminaling services at our PAPS and El Vista terminals. Valero will pay a fee of $0.3165 per barrel for throughput volumes up to 100,000 barrels per day and $0.05 per barrel for throughput volumes in excess of 100,000 barrels per day. In addition, Valero will pay the applicable renewable diesel blending fee on any product that Valero requests be blended with renewable diesel.

Valero will be obligated to deliver for throughput a quarterly average of at least 100,000 barrels per day at our Port Arthur products system terminals. On a pro forma basis, Valero’s minimum quarterly throughput commitments for our Port Arthur products system terminals would have accounted for approximately 94% and 102% of the revenues generated by our Port Arthur products system terminals for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

•
McKee Products System. With respect to our McKee products system, we will charge Valero for throughput volumes at our El Paso terminal truck rack and on our SFPP pipeline connection. Valero will pay a fee of $0.301 per barrel for throughput volumes at our El Paso terminal truck rack and on our SFPP pipeline connection. In addition, Valero will pay the applicable blending or additive injection fees on any products that Valero requests be blended or injected with ethanol, biodiesel and renewable diesel blending or additive.

Valero will be obligated to deliver for throughput a quarterly average of at least 8,500 barrels per day at our El Paso Terminal truck rack and at least 27,880 barrels per day on our SFPP pipeline connection. On a pro forma basis, Valero’s minimum quarterly throughput commitments for our El Paso terminal truck rack and our SFPP pipeline connection would have accounted for approximately 75% and 77% of the revenues generated by our El Paso terminal truck rack and our SFPP pipeline connection for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

•
West Memphis Terminal. With respect to our West Memphis terminal, we will charge Valero for throughput volumes at our West Memphis terminal. Valero will pay a fee of $0.62 per barrel for throughput volumes up to 30,000 barrels per day and $0.24 per barrel for throughput volumes in excess of 30,000 barrels per day on volumes physically delivered to the terminal through pipeline, dock or truck rack. In addition, Valero will pay the applicable blending or additive injection fees on any products that Valero requests be blended or injected with biodiesel and renewable diesel blending or additive.

Valero will be obligated to deliver for throughput a quarterly average of at least 30,000 barrels per day at our West Memphis terminal, in the aggregate, regardless of whether such volumes are actually transported through the terminal through pipeline, dock or truck rack. On a pro forma basis, Valero’s minimum quarterly throughput commitment for our West Memphis terminal would have accounted for approximately 74% and 134% of the revenues generated by our West Memphis terminal for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

•
Memphis Refinery Truck Rack. With respect to our Memphis refinery truck rack, we will charge Valero for throughput volumes at our truck rack located adjacent to the Memphis refinery. Valero will pay a fee of $0.252 per barrel for throughput volumes at the truck rack. In addition, Valero will pay the applicable blending or additive injection fees on any products that Valero requests be blended or injected with ethanol, biodiesel blending or additive.

Valero will be obligated to transport a quarterly average of at least 51,100 barrels per day at the Memphis refinery truck rack. On a pro forma basis, Valero’s minimum quarterly throughput commitment for our Memphis refinery truck rack would have accounted for approximately 52% and 56% of the revenues generated by our Memphis refinery truck rack for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.
Our Relationship with Valero
Valero, an investment grade rated international manufacturer and marketer of transportation fuel, other petrochemical products and power, is the world’s largest independent refiner, with assets that include 16 refineries located in the U.S., Canada, the U.K. and Aruba, with total feedstock throughput capacity of over three million barrels per day. Valero has a substantial and growing portfolio of transportation and logistics assets. In addition to our initial assets and our right of first offer assets, Valero has approximately 65 miles of crude oil pipelines, 1,042 miles of refined petroleum products pipelines, 40 million barrels of crude oil and feedstock tankage, 69 million barrels of refined petroleum products tankage, 50 marine docks, 135 truck rack bays at 35 locations and 1,394 railcars. Valero’s rail logistics assets also include rail facilities at its McKee, St. Charles and Quebec City refineries and an ethanol truck transloading facility in Fontana, California. Additionally, Valero is in the process of obtaining regulatory approval for the construction of a rail facility at its refinery in Benicia, California that we expect Valero to complete in 2015. Over the past five years, Valero has invested approximately $1.4 billion on transportation and logistics expansion projects. In addition, Valero anticipates spending approximately $1.3 billion through 2015 on transportation and logistics expansion projects, substantially all of which are intended to increase access to cost-advantaged North American crude oil. For more information related to Valero’s operations, please read “—Valero’s Operations.”

Following the closing of this offering, Valero will retain a significant interest in us through its ownership of our general partner, a    % limited partner interest in us (or        % if the underwriters’ option to purchase additional common units is exercised in full) and all of our incentive distribution rights. We believe Valero will promote and support the successful execution of our business strategies given its significant ownership in us following this offering, the importance of our initial assets to Valero’s refining and marketing operations and its intention to use us as its primary vehicle to expand the transportation and logistics assets supporting its business.
In addition to the commercial agreements described above, we will also enter into the following agreements with Valero in connection with this offering:

•
Omnibus Agreement. We will enter into an omnibus agreement with Valero pursuant to which Valero will grant us our right of first offer for a period of five years after the closing of this offering to acquire certain of Valero’s transportation and logistics assets. For a description of our right of first offer assets, please read “—Our Assets and Operations—Right of First Offer Assets.” The omnibus agreement will require us to reimburse Valero for certain general and administrative services, require Valero to indemnify us for certain matters, including environmental, title and tax matters, and grant Valero a right of first refusal with respect to certain of our assets. Pursuant to the omnibus agreement, prior to making any distribution, we will pay all accrued monthly payments on our annual fee of $7.9 million to Valero for general and administrative services, and we will reimburse Valero for any out-of-pocket costs and expenses incurred by Valero in providing these services to us. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

•
Services and Secondment Agreement. Our general partner will enter into a services and secondment agreement with Valero, pursuant to which employees of Valero will be seconded to our general partner to provide operational and maintenance services with respect to certain of our pipelines and terminals, and our general partner will reimburse Valero for certain costs and expenses of the seconded employees, including their wages and benefits. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Services and Secondment Agreement.”

•
Tax Sharing Agreement. We will enter into a tax sharing agreement with Valero pursuant to which we will reimburse Valero for our share of state and local income and other taxes incurred by Valero as a result of our tax items and attributes being included in a combined or consolidated state tax return filed by Valero with respect to taxable periods including or beginning on the closing date of this offering. The amount of any such reimbursement will be limited to any entity-level tax that we and our subsidiaries would have paid directly had we not been included in a combined group with Valero. While Valero may use its tax attributes to cause its combined or consolidated group, of which we may be a member for this purpose, to owe no tax, we would nevertheless reimburse Valero for the tax we would have owed had the attributes not been available or used for our benefit, even though Valero had no cash expense for that period. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Tax Sharing Agreement.”

•
Ground Lease Agreement. We will enter into a ground lease with Valero under which we will lease the land on which the Memphis truck rack is located. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Ground Lease Agreement.”

While our relationship with Valero is a significant strength, it is also a source of potential risks and conflicts. Please read “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Duties.”
Valero’s Operations
Valero, an investment grade rated international manufacturer and marketer of transportation fuel, other petrochemical products and power, is the world’s largest independent refiner, with assets that include 16 refineries located in the U.S., Canada, the U.K. and Aruba, with total feedstock throughput capacity of over three million barrels per day. As of and for the year ended December 31, 2012, Valero had $44 billion of assets and of $139 billion of revenues.

Valero’s Refining Operations
The following table sets forth, as of December 31, 2012, the location and total feedstock throughput capacity of Valero’s refineries, with the three refineries supported by our initial assets identified in bold:

Refinery	Location	Throughput Capacity(1) (MBD)
Gulf Coast:
Corpus Christi(2)(3)	Texas	325
Port Arthur	Texas	310(5)
St. Charles	Louisiana	270
Texas City(3)	Texas	245
Aruba(4)	Aruba	235
Houston	Texas	160
Meraux	Louisiana	135
Three Rivers	Texas	100
		1,780

Mid-Continent:
Memphis	Tennessee	195
McKee	Texas	170
Ardmore	Oklahoma	90
		455

North Atlantic:
Pembroke	Wales, U.K.	270
Quebec City	Quebec City, Canada	235
		505

West Coast:
Benicia(3)	California	170
Wilmington	California	135
		305
Total		3,045
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(1)
Throughput capacity represents estimated refinery throughput capacity for processing crude oil, intermediates and other feedstocks. Total estimated refinery crude oil throughput capacity is approximately 2.6 million barrels per day.

(2)	Represents the combined capacities of Valero’s Corpus Christi East and Corpus Christi West refineries.

(3)	Excludes significant feedstock storage owned by NuStar and utilized by the refinery.

(4)	Valero’s operations at the Aruba refinery were suspended in March 2012.

(5)	When processing light crude, the refinery has an additional 50,000 barrels per day of capacity.

The refineries that our initial assets support include the following:
Port Arthur Refinery. The Port Arthur refinery is located in Port Arthur, Texas, along the Texas Gulf Coast, approximately 90 miles east of Houston. The refinery primarily processes heavy sour crude oil and other feedstocks into gasoline, diesel, jet fuel, petrochemicals, intermediates, petroleum coke and sulfur. In 2012, Valero completed construction of a 57,000 barrels per day hydrocracker at the refinery, expanding the refinery’s distillates yields. Our Lucas crude system is a key source for delivery of crude oil to the refinery. The Port Arthur refinery will be a primary beneficiary of the Keystone XL pipeline if and when the pipeline is placed into service. Refined petroleum products are distributed through our Port Arthur products system to the Explorer, Colonial, Sunoco Logistics MagTex and Enterprise TE Products pipelines, as well as Oiltanking’s Beaumont marine terminal.
McKee Refinery. The McKee refinery is located in Sunray, Texas in the Texas Panhandle. The refinery processes domestic sweet crude oil into conventional gasoline, RBOB, Arizona-grade gasoline, low-sulfur diesel, jet fuels and asphalt. The refinery accesses crude oil produced from Texas, Oklahoma, Kansas and Colorado. The refinery recently obtained a connection to the Occidental Centurion pipeline, which provides access to growing crude oil supplies in the Permian Basin. The refinery distributes refined petroleum products through our McKee products system which connects to Kinder Morgan’s SFPP system for marketing destinations in Arizona, as well as through third-party pipelines to markets in Texas, New Mexico, Arizona, Colorado and Oklahoma. The refinery has historically enjoyed its highest value for products delivered to the Phoenix and Tucson markets through our McKee to El Paso pipeline.
Memphis Refinery. The Memphis refinery is located in Memphis, Tennessee along the Mississippi River’s Lake McKellar. It processes primarily sweet crude oil. Our Collierville crude system is the primary crude oil supply point for the Memphis refinery, delivering crude oil from the Capline pipeline. The Memphis refinery focuses primarily on domestic crude oil, including from the Bakken formation. The Memphis refinery primarily produces light products, including regular and premium gasoline, diesel, jet fuels and petrochemicals. The refinery’s products are distributed via truck racks, barges and a pipeline network. Our Memphis products system is the primary distribution outlet for refined petroleum products produced at the Memphis refinery. A significant portion of the refinery’s production is sold in local niche markets, where the refinery enjoys a considerable advantage relative to Chicago or Gulf Coast suppliers. Refined petroleum products are also transported via barges to locations on the Mississippi and Ohio rivers, as well as the Memphis International Airport, the world’s largest cargo airport, via our Memphis Airport pipeline system.
Valero’s Renewables Operations
Valero owns 10 ethanol plants with a combined production capacity of approximately 1.1 billion gallons per year. The plants are dry mill facilities that process corn to produce ethanol and distillers grains. Valero sources corn supply from local farmers and commercial elevators, and receives corn by rail and truck. Valero sells ethanol to large customers, primarily refiners and gasoline blenders, under term and spot contracts and in bulk markets such as New York, Chicago, Dallas, Florida and the West Coast. Valero also uses ethanol for its own needs in blending gasoline. Dry distillers’ grains are shipped out by truck or rail primarily to animal feed customers in the U.S. and Mexico, with some sales into Asia. Modified distillers’ grains are also sold locally at the plant sites.
Valero also produces renewable diesel through Diamond Green Diesel LLC, a joint venture between Valero and Darling International Inc. The 10,000 barrels per day plant processes recycled animal fat and cooking oil as well as corn oil into renewable diesel fuel that has comparable properties to petroleum-based diesel. The renewable diesel can be shipped by pipeline and meets low-carbon fuel standards.
Additionally, Valero produces electricity at its 50 megawatt wind farm located at the McKee refinery.

Valero’s Additional Transportation and Logistics Assets
In addition to our initial assets and our right of first offer assets, Valero has a substantial portfolio of transportation and logistics assets located at its refineries and elsewhere. Although we have no contractual right to purchase, and Valero has no contractual obligation to offer, any of Valero’s assets other than our right of first offer assets, we believe we are well positioned to acquire Valero’s additional transportation and logistics assets in the future.
The following table summarizes Valero’s additional transportation and logistics assets by location and asset type:

Asset	Quantity	Crude Oil Storage Capacity (MBbls)	Refined Petroleum Products Storage Capacity (MBbls)	Marine Docks	Truck Rack Bays	Miles of Pipeline
U.S. assets
Mid-Continent refineries	3	2,803	8,448	2	5	11
West Coast refineries(1)	2	5,485	7,714	2	8	46
Gulf Coast refineries(1)	8	15,127	26,889	20	19	267(2)
U.S. terminals	5	—	2,056	3	21	75
Total U.S. assets		23,415	45,107	27	53	399

Non-U.S. assets
Refineries	3	15,208	13,866	16	11	—
Canadian terminals	8	896	5,672	4	18	150
Ireland terminals(3)	4	—	734	—	15	—
U.K. terminals	5	—	1,886	1	24	558(4)
Total non-U.S. assets		16,104	22,158	21	68	708

Other assets
U.S. asphalt terminals	5	—	1,299	2	14	—
Total other assets		—	1,299	2	14	—
Total		39,519	68,564	50	135	1,107
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(1)	Excludes storage capacity owned by NuStar.

(2)	Includes 147 miles of pipeline in which Valero owns a minority interest.

(3)	Terminals are owned by joint ventures in which Valero owns a 50% interest.

(4)	Includes 313 miles of pipeline in which Valero owns a minority interest.
The following table summarizes certain of Valero’s rail logistics assets:

Rail Facility Location	In-Service Date	Capacity (MBD)	Products and Capability
McKee refinery	Operating	36	ULSD loading; crude unloading
Quebec City refinery	Operating	30	Crude unloading
Quebec City rail facility expansion	4Q 2013	50	Crude unloading
St. Charles refinery	1Q 2014	20	Crude unloading
Benicia refinery	1Q 2015	30-50	Crude unloading
Fontana, California	Operating	7	Ethanol truck transloading

Valero’s Marketing and Specialty Operations
Valero markets refined petroleum products in both the wholesale rack and bulk markets.
The majority of Valero’s rack volume is sold through unbranded channels. The remainder is sold to distributors and dealers that are members of the Valero-brand family that operate approximately 6,330 branded sites in the U.S. and Canada, and approximately 1,000 branded sites in the U.K. and Ireland. These sites are independently owned and are supplied by Valero under multi-year contracts. For wholesale branded sites, Valero promotes the Valero®, Beacon®, and Shamrock® brands in the U.S., the Ultramar® brand in Canada, the Valero® brand in Aruba and the Texaco® brand in the U.K. and Ireland.
Valero sells a significant portion of its gasoline and distillate production through bulk sales channels in U.S. and international markets. Bulk sales are made to various oil companies and traders as well as certain bulk end-users such as railroads, airlines and utilities. Valero’s bulk sales are transported primarily by pipeline, barges and tankers to major tank farms and trading hubs.
Valero sells a variety of other specialty products produced at its refineries. These specialty products include asphalt, lube oils, NGLs, petroleum coke, ethanol, petrochemicals and sulfur.
Competition
As a result of our contractual relationship with Valero under our commercial agreements and our direct connections to three of Valero’s refineries, we believe that our crude oil and refined petroleum product pipelines, terminals and storage facilities will not face significant competition from other pipelines, terminals and storage facilities for Valero’s crude oil or refined petroleum products transportation requirements to and from the refineries we support. Please read “—Our Commercial Agreements with Valero.”
If Valero’s customers reduce their purchases of refined petroleum products from Valero due to the increased availability of less expensive products from other suppliers or for other reasons, Valero may only ship the minimum volumes through our pipelines (or pay the shortfall payment if it does not ship the minimum volumes), which would cause a decrease in our revenues. Valero competes with integrated petroleum companies, which have their own crude oil supplies and distribution and marketing systems, as well as with independent refiners, many of which also have their own distribution and marketing systems. Valero also competes with other suppliers that purchase refined petroleum products for resale. Competition in any particular geographic area is affected significantly by the volume of products produced by refineries in that area and by the availability of products and the cost of transportation to that area from distant refineries.
Seasonality
The crude oil and refined petroleum products transported in our pipelines and stored in our terminals are directly affected by the level of supply and demand for crude oil and refined petroleum products in the markets served directly or indirectly by our assets. Demand for gasoline is generally higher during the summer months than during the winter months due to seasonal increases in motor vehicle traffic. As a result, our customers’ operating results are generally lower for the first and fourth quarters of each year. Unfavorable weather conditions during the spring and summer months and a resulting lack of the expected seasonal upswings in traffic and sales could adversely affect our customers’ business, financial condition and results of operations, which may adversely affect our business, financial conditions and results of operations. However, many effects of seasonality on our revenues will be substantially mitigated through the use of our fee-based commercial agreements with Valero that include minimum quarterly throughput commitments.
Insurance
Our assets may experience physical damage as a result of an accident or natural disaster. These hazards can also cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, and suspension of operations. We will be insured under certain of Valero’s corporate insurance policies and be subject to the shared deductibles and limits under those policies. We may also carry separate insurance policies for certain property damage, business interruption and third-party liabilities, which includes pollution liabilities, at varying levels of deductibles and limits that we believe are reasonable and prudent under the circumstances to cover our operations and assets. These separate policies may be issued by Valero’s wholly-owned captive insurance company. As we continue to grow, we will continue to evaluate our policy limits and deductibles as they relate to the overall cost and scope of our insurance program.
Pipeline Control Operations
Our pipeline systems, other than the El Paso pipeline which is operated by NuStar, are operated from a central control room located in San Antonio, Texas. The control center operates with a SCADA system equipped with computer systems designed to continuously monitor operational data. Monitored data includes pressures, temperatures, gravities, flow rates and alarm conditions. The control center operates remote pumps, motors, and valves associated with the receipt and delivery of crude oil and products, and provides for the remote-controlled shutdown of pump stations on the pipeline system. A fully functional back-up operations center is also maintained and routinely operated throughout the year to ensure safe and reliable operations.
Environmental Matters
Our operations are subject to extensive environmental regulations by governmental authorities relating to the discharge and remediation of materials in the environment, greenhouse gas emissions, waste management, pollution prevention, species and habitat preservation, pipeline integrity and other safety-related regulations, and characteristics and composition of fuels. Because environmental laws and regulations are becoming more complex and stringent and new environmental laws and regulations are continuously being enacted or proposed, the level of future expenditures required for environmental matters could increase in the future. In addition, any major upgrades in any of our operating facilities could require material additional expenditures to comply with environmental laws and regulations. For additional information regarding our environmental matters, please read Note 5—“Other Long-Term Liabilities” in our Predecessor’s Notes to Combined Financial Statements.
Liabilities for future remediation costs are recorded when environmental assessments from governmental regulatory agencies and/or remedial efforts are probable and the costs can be reasonably estimated. Other than for assessments, the timing and magnitude of these accruals generally are based on the completion of investigations or other studies or a commitment to a formal plan of action. Environmental liabilities are based on best estimates of probable undiscounted future costs using currently available technology and applying current regulations, as well as our own internal environmental policies, without establishing a range of loss for these liabilities. Environmental liabilities are difficult to assess and estimate due to uncertainties related to the magnitude of possible remediation, the timing of such remediation and the determination of our obligation in proportion to other parties. Such estimates are subject to change due to many factors, including the identification of new sites requiring remediation, changes in environmental laws and regulations and their interpretation, additional information related to the extent and nature of remediation efforts and potential improvements in remediation technologies. Amounts recorded for environmental liabilities have not been reduced by possible recoveries from third parties.
There are existing remedial obligations at some of our assets including our West Memphis terminal and our Lucas terminal. These existing environmental conditions are retained obligations of the prior operators of these facilities and Valero has agreed to indemnify us with respect to such conditions under the terms of the omnibus agreement being entered into between Valero and us in connection with this offering.

FERC and Common Carrier Regulations
We own pipeline assets in Texas, New Mexico, Tennessee, Mississippi and Arkansas, and we provide both interstate and intrastate transportation services. Our common carrier pipeline systems are subject to regulation by various federal, state and local agencies.
FERC regulates interstate transportation on our common carrier pipeline systems under the ICA, EPAct and the rules and regulations promulgated under those laws. FERC regulations require that rates for interstate service pipelines that transport crude oil and refined petroleum products (collectively referred to as “petroleum pipelines”) and certain other liquids, be just and reasonable and must not be unduly discriminatory or confer any undue preference upon any shipper.

FERC’s regulations also require interstate common carrier petroleum pipelines to file with FERC and publicly post tariffs stating their interstate transportation rates and terms and conditions of service. Under the ICA, FERC or interested persons may challenge existing or changed rates or services. FERC is authorized to investigate such charges and may suspend the effectiveness of a new rate for up to seven months. A successful rate challenge could result in a common carrier paying refunds together with interest for the period that the rate was in effect. FERC may also order a pipeline to change its rates, and may require a common carrier to pay shippers reparations for damages sustained for a period up to two years prior to the filing of a complaint.
EPAct deemed certain interstate petroleum pipeline rates then in effect to be just and reasonable under the ICA. These rates are commonly referred to as “grandfathered rates.” Our rates in effect at the time of the passage of EPAct for interstate transportation service were deemed just and reasonable and therefore are grandfathered. New rates have since been established after EPAct for certain pipeline systems. FERC may change grandfathered rates upon complaint only after it is shown that:

•	a substantial change has occurred since enactment in either the economic circumstances or the nature of the services that were a basis for the rate;

•	the complainant was contractually barred from challenging the rate prior to enactment of EPAct and filed the complaint within 30 days of the expiration of the contractual bar; or

•	a provision of the tariff is unduly discriminatory or preferential.
EPAct required FERC to establish a simplified and generally applicable methodology to adjust tariff rates for inflation for interstate petroleum pipelines. As a result, FERC adopted an indexing rate methodology which, as currently in effect, allows common carriers to change their rates within prescribed ceiling levels that are tied to changes in the PPI. FERC’s indexing methodology is subject to review every five years. During the five-year period commencing July 1, 2011 and ending June 30, 2016, common carriers charging indexed rates are permitted to adjust their indexed ceilings annually by PPI plus 2.65%. The indexing methodology is applicable to existing rates, including grandfathered rates, with the exclusion of market-based rates. A pipeline is not required to raise its rates up to the index ceiling, but it is permitted to do so and rate increases made under the index are presumed to be just and reasonable unless a protesting party can demonstrate that the portion of the rate increase resulting from application of the index is substantially in excess of the pipeline’s increase in costs. Under the indexing rate methodology, in any year in which the index is negative, pipelines must file to lower their rates if those rates would otherwise be above the rate ceiling.
While common carriers often use the indexing methodology to change their rates, common carriers may elect to support proposed rates by using other methodologies such as cost-of-service ratemaking, market-based rates, and settlement rates. A pipeline can follow a cost-of-service approach when seeking to increase its rates above the rate ceiling (or when seeking to avoid lowering rates to the reduced rate ceiling). A common carrier can charge market based rates if it establishes that it lacks significant market power in the affected markets. In addition, a common carrier can establish rates under settlement if agreed upon by all current shippers. We have used indexed rates and settlement rates for our different pipeline systems. If we used cost-of-service rate making to establish or support our rates, the issue of the proper allowance for federal and state income taxes could arise. In 2005, FERC issued a policy statement stating that it would permit common carriers, among others, to include an income tax allowance in cost-of-service rates to reflect actual or potential tax liability attributable to a regulated entity’s operating income, regardless of the form of ownership. Under FERC’s policy, a tax pass-through entity seeking such an income tax allowance must establish that its partners or members have an actual or potential income tax liability on the regulated entity’s income. Whether a pipeline’s owners have such actual or potential income tax liability is subject to review by FERC on a case-by-case basis. Although this policy is generally favorable for common carriers that are organized as pass-through entities, it still entails rate risk due to FERC’s case-by-case review approach. The application of this policy, as well as any decision by FERC regarding our cost of service, may also be subject to review in the courts.
Intrastate services provided by certain of our pipeline systems are subject to regulation by state regulatory authorities, such as the TRRC, which currently regulates our portion of the McKee to El Paso pipeline. The TRRC uses a complaint-based system of regulation, both as to matters involving rates and priority of access. FERC and state regulatory commissions generally have not investigated rates, unless the rates are the subject of a protest or a complaint. However, FERC or a state commission could investigate our rates on its own initiative or at the urging of a third party.
If our rate levels were investigated by FERC or a state commission, the inquiry could result in a comparison of our rates to those charged by others or to an investigation of our costs, including:

•	the overall cost of service, including operating costs and overhead;

•	the allocation of overhead and other administrative and general expenses to the regulated entity;

•	the appropriate capital structure to be utilized in calculating rates;

•	the appropriate rate of return on equity and interest rates on debt;

•	the rate base, including the proper starting rate base;

•	the throughput underlying the rate; and

•	the proper allowance for federal and state income taxes.
Valero does not anticipate any complaints against our rates or any investigation by FERC or a state regulatory commission related to our rates or terms of service. Valero Energy has agreed not to contest our tariff rates or terms of service for the term of our new transportation services agreements, provided that our tariff changes and rate increases are consistent with the terms of the new transportation service agreements. Even so, FERC or a state commission could order us to change our rates or terms of service or require us to pay shippers reparations, together with interest and subject to the applicable statute of limitations, if it were determined that an established rate or terms of service were unjust or unreasonable.
Pipeline Safety
Our assets are subject to increasingly strict safety laws and regulations. The transportation and storage of crude oil and refined petroleum products involve a risk that hazardous liquids may be released into the environment, potentially causing harm to the public or the environment. In turn, such incidents may result in substantial expenditures for response actions, significant government penalties, liability to government agencies for natural resources damages, and significant business interruption. The DOT and PHMSA have adopted safety regulations with respect to the design, construction, operation, maintenance, inspection and management of our assets. These regulations contain requirements for the development and implementation of pipeline integrity management programs, which include the inspection and testing of pipelines and necessary maintenance or repairs. These regulations also require that pipeline operation and maintenance personnel meet certain qualifications and that pipeline operators develop comprehensive spill response plans. Such DOT regulations include or arise under the Hazardous Liquid Pipeline Safety Act of 1979, the Accountable Pipeline Safety and Partnership Act of 1996, the Pipeline Inspection, Protection, Enforcement, and Safety Act of 2006 and the Pipeline Safety, Regulatory Certainty and Job Creation Act of 2011.
Product Quality Standards
Refined petroleum products that we transport are generally sold by our customers for consumption by the public. Various federal, state and local agencies have the authority to prescribe product quality specifications for products. Changes in product quality specifications or blending requirements could reduce our throughput volumes, require us to incur additional handling costs or require capital expenditures. For example, different product specifications for different markets affect the fungibility of the products in our system and could require the construction of additional storage. If we are unable to recover these costs through increased revenues, our cash flows and ability to pay cash distributions could be adversely affected. In addition, changes in the product quality of the products we receive on our product pipeline systems or at our terminals could reduce or eliminate our ability to blend products.

Security
We are also subject to Department of Homeland Security Chemical Facility Anti-Terrorism Standards, which are designed to regulate the security of high-risk chemical facilities and to the Transportation Security Administration’s Pipeline Security Guidelines. We have an internal program of inspection designed to monitor and enforce compliance with all of these requirements. We believe that we are in material compliance with all applicable laws and regulations regarding the security of our facilities.
While we are not currently subject to governmental standards for the protection of computer-based systems and technology from cyber threats and attacks, proposals to establish such standards are being considered by the U.S. Congress and by U.S. Executive Branch departments and agencies, including the Department of Homeland Security, and we may become subject to such standards in the future. We are currently implementing our own cyber-security programs and protocols; however, we cannot guarantee their effectiveness. A significant cyber-attack could have a material effect on operations and those of our customers.
Title to Properties and Permits
Substantially all of our pipelines are constructed on rights-of-way granted by the apparent record owners of the property and in some instances these rights-of-way are revocable at the election of the grantor. In many instances, lands over which rights-of-way have been obtained are subject to prior liens that have not been subordinated to the right-of-way grants. We have obtained permits from public authorities to cross over or under, or to lay facilities in or along, watercourses, county roads, municipal streets, and state highways and, in some instances, these permits are revocable at the election of the grantor. We have also obtained permits from railroad companies to cross over or under lands or rights-of-way, many of which are also revocable at the grantor’s election. In some states and under some circumstances, we have the right of eminent domain to acquire rights-of-way and lands necessary for our common carrier pipelines.
Our general partner believes that it has obtained or will obtain sufficient third-party consents, permits, and authorizations for the transfer of the assets necessary for us to operate our business in all material respects as described in this prospectus. With respect to any consents, permits, or authorizations that have not been obtained, our general partner believes that these consents, permits, or authorizations will be obtained after the closing of this offering, or that the failure to obtain these consents, permits, or authorizations will not have a material adverse effect on the operation of our business.
Our general partner believes that we will have satisfactory title to all of the assets that will be contributed to us at the closing of this offering. Under our omnibus agreement, Valero will indemnify us for certain title defects and for failures to obtain certain consents and permits necessary to conduct our business for five years following the closing of this offering. This indemnity will have a one-time deductible of $200,000, and no cap. Record title to some of our assets may continue to be held by affiliates of Valero until we have made the appropriate filings in the jurisdictions in which such assets are located and obtained any consents and approvals that are not obtained prior to transfer. We will make these filings and obtain these consents upon completion of this offering. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, liens that can be imposed in some jurisdictions for government-initiated action to clean up environmental contamination, liens for current taxes and other burdens, and easements, restrictions, and other encumbrances to which the underlying properties were subject at the time of acquisition by our Predecessor or us, our general partner believes that none of these burdens should materially detract from the value of these properties or from our interest in these properties or should materially interfere with their use in the operation of our business.
Employees
We are managed by the board of directors and executive officers of Valero Energy Partners GP LLC, our general partner. Neither we nor our subsidiaries will have any employees. Our general partner has the sole responsibility for providing the personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by Valero or others. All of the personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by our general partner and its affiliates, but we sometimes refer to these individuals in this prospectus as our employees because they provide services directly to us.

Legal Proceedings
Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not a party to any litigation or governmental or other proceeding that we believe will have a material adverse impact on our financial position, results of operations, or liquidity. In addition, under our omnibus agreement, Valero will indemnify us for certain liabilities relating to litigation matters attributable to the ownership or operation of the contributed assets prior to the closing of this offering. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

MANAGEMENT

Management of Valero Energy Partners LP
We are managed by the board of directors and executive officers of our general partner, Valero Energy Partners GP LLC. Our general partner is not elected by our unitholders and will not be subject to re-election by our unitholders in the future. Valero indirectly owns all of the membership interests in our general partner. Our general partner has a board of directors, and our common unitholders are not entitled to elect the directors to participate directly or indirectly in our management or operations. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, we intend to incur indebtedness that is nonrecourse to our general partner.
Following the closing of this offering, we expect that our general partner will have at least five directors. Valero will appoint all members to the board of directors of our general partner. In accordance with the NYSE’s phase-in rules, we will have at least one independent director on the date that our common units are first listed on the NYSE and three independent directors within one year of that date.
Neither we nor our subsidiaries have any employees. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations. All of the employees that conduct our business are employed by affiliates of our general partner, but we sometimes refer to these individuals in this prospectus as our employees.
Director Independence
Although most companies listed on the NYSE are required to have a majority of independent directors serving on the board of directors of the listed company, the NYSE does not require a publicly traded limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation or a nominating and corporate governance committee. We are, however, required to have an audit committee of at least three members within one year of the date our common units are first listed on the NYSE, and all of our audit committee members will be required to meet the independence and financial literacy tests established by the NYSE and the Exchange Act.
Committees of the Board of Directors
The board of directors of our general partner will have an audit committee and a conflicts committee, and may have such other committees as the board of directors shall determine from time to time. Each of the standing committees of the board of directors will have the composition and responsibilities described below.
Audit Committee
Our general partner will have an audit committee composed of at least three directors who meet the independence and experience standards established by the NYSE and the Exchange Act. Our general partner initially may rely on the phase-in rules of the NYSE and the SEC with respect to the independence of our audit committee. Those rules permit our general partner to have an audit committee that has one independent member by the date our common units are first listed on the NYSE, a majority of independent members within 90 days thereafter and all independent members within one year thereafter. Our audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. Our audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. Our audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to our audit committee.

Conflicts Committee
At least two members of the board of directors of our general partner will serve on our conflicts committee to review specific matters that may involve conflicts of interest in accordance with the terms of our partnership agreement. The board of directors of our general partner will determine whether to refer a matter to the conflicts committee on a case-by-case basis. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates, and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. In addition, the members of our conflicts committee may not own any interest in our general partner or any interest in us or our subsidiaries other than common units or awards under our incentive compensation plan. If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Duties.”
Directors and Executive Officers of Valero Energy Partners GP LLC
Directors are elected by the sole member of our general partner and hold office until their successors have been elected or qualified or until their earlier death, resignation, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, the board of directors. The following table shows information for the directors and executive officers of our general partner.

Name	Age	Position with Valero Energy Partners GP LLC
William R. Klesse	67	Chairman of the Board of Directors
Joseph W. Gorder	56	Director and Chief Executive Officer
Richard F. Lashway	50	Director, President and Chief Operating Officer
Donna M. Titzman	49	Director, Senior Vice President, Chief Financial Officer and Treasurer
Jay D. Browning	55	Senior Vice President and General Counsel
Rodney L. Reese	63	Vice President, Pipelines and Terminals
J. Stephen Gilbert	51	Vice President and Secretary
Ashley M. Smith	42	Vice President, Investor Relations
Lawrence M. Schmeltekopf	49	Vice President and Controller
William R. Klesse. Mr. Klesse was appointed Chairman of the Board of Directors of our general partner in September 2013. Mr. Klesse has 44 years of service with Valero, including with Ultramar Diamond Shamrock Corporation (“UDS”), and serves as Valero’s Chairman of the Board and Chief Executive Officer. He was elected Chairman of Valero in January 2007, and served as President of Valero from January 2008 to November 2012. He has been Valero’s Chief Executive Officer since the end of 2005. He previously served as Valero’s Executive Vice President and Chief Operating Officer from 2003 through 2005, and as Executive Vice President-Refining and Commercial Operations since Valero’s acquisition of UDS in 2001. Mr. Klesse’s pertinent experience, qualifications, attributes, and skills include his experience in virtually every aspect of the refining industry during his time with UDS and Valero, and the knowledge and experience he has attained through his service on Valero’s Board since 2005 (and as its Chairman since 2007).
Joseph W. Gorder. Mr. Gorder was appointed Director and Chief Executive Officer of our general partner in September 2013. Mr. Gorder has 26 years of service with Valero, including with UDS, and serves as President and Chief Operating Officer of Valero, responsible for refining operations and commercial operations in marketing, supply and transportation. He formerly led Valero’s European operations from its London office. Mr. Gorder also has served as Valero’s Executive Vice President-Marketing and Supply following his tenure as Senior Vice President for Corporate Development and Strategic Planning. Prior to that, he held several positions with Valero and UDS with responsibilities for corporate development and marketing. We believe that Mr. Gorder is a suitable member of the board of directors because of his extensive industry experience, particularly his experience in overseeing transportation and logistics assets during his tenure at Valero.

Richard F. Lashway. Mr. Lashway was appointed Director, President and Chief Operating Officer of our general partner in September 2013. Mr. Lashway has 16 years of service with Valero, including with UDS, and serves as Senior Vice President of Commercial Development and Logistics Operations for the Valero family of companies where he is responsible for developing and managing logistics projects. Throughout his career with Valero and UDS, Mr. Lashway has held critical leadership positions in the commercial and corporate development groups and has been an integral part of key transportation and logistics projects, including the initial public offering of Shamrock Logistics L.P., the predecessor to NuStar, and its acquisition of Kaneb Pipe Line Partners L.P. We believe that Mr. Lashway is a suitable member of the board of directors because of his extensive operational experience with transportation and logistics assets including his executive oversight and leadership of these assets at Valero.
Donna M. Titzman. Ms. Titzman was appointed Director, Senior Vice President, Chief Financial Officer and Treasurer of our general partner in September 2013. Ms. Titzman has 27 years of service with Valero and serves as Senior Vice President and Treasurer of Valero where she has responsibility for the company’s banking, cash management, customer credit and investment management. Ms. Titzman joined Valero in 1986 and held various leadership positions before being appointed Vice President and Treasurer in 1999. Ms. Titzman is a Certified Public Accountant. We believe that Ms. Titzman is a suitable member of the board of directors because of her extensive industry experience and the knowledge of industry financial practices she has gained as Treasurer of Valero.
Jay D. Browning. Mr. Browning was appointed Senior Vice President and General Counsel of our general partner in September 2013. Mr. Browning has 20 years of service with Valero and serves as Senior Vice President and General Counsel of Valero where he is responsible for Valero’s legal department and corporate governance. Mr. Browning was first elected as Vice President-Corporate Law of Valero in 2002.
Rodney L. Reese. Mr. Reese was appointed Vice President, Pipelines and Terminals of our general partner in September 2013. Mr. Reese has 32 years of service with Valero, including with UDS, and serves as Vice President, Pipelines and Terminals for Valero’s family of companies where he is responsible for operations, engineering and regulatory compliance for transportation and logistics assets. He has held various operational leadership roles over transportation and logistics assets at Valero and its predecessor companies since he joined UDS in 1981.
J. Stephen Gilbert. Mr. Gilbert was appointed Vice President and Secretary of our general partner in September 2013. Mr. Gilbert has 18 years of service with Valero and serves as Senior Vice President and Secretary for Valero’s subsidiary companies and as Disclosure and Compliance Officer for Valero. In this latter role, Mr. Gilbert oversees and manages Valero’s compliance with the Securities and Exchange Commission’s rules and regulations for corporate governance, the listing standards of the NYSE, and other corporate governance laws and regulations affecting Valero.
Ashley M. Smith. Mr. Smith was appointed Vice President, Investor Relations of our general partner in September 2013. Mr. Smith has 10 years of service with Valero and serves as Vice President, Investor Relations for Valero’s family of companies. He joined Valero’s corporate development group in 2003, where he worked on corporate transactions and strategy.
Lawrence M. Schmeltekopf. Mr. Schmeltekopf was appointed Vice President and Controller of our general partner in September 2013. Mr. Schmeltekopf has 10 years of service with Valero and serves as Vice President and Controller for Valero having responsibility for the company’s accounting, budgeting, forecasting, financial reporting and corporate tax functions. Mr. Schmeltekopf joined Valero in 2003 as Executive Director of External Reporting and thereafter held the positions of Assistant Controller and Senior Vice President of Accounting. Mr. Schmeltekopf is a Certified Public Accountant.
Board Leadership Structure
Although the chief executive officer of our general partner currently does not also serve as the chairman of the board, the board of directors of our general partner has no policy with respect to the separation of the offices of chairman of the board of directors and chief executive officer. Instead, that relationship is defined and governed by the amended and restated limited liability company agreement of our general partner, which permits the same person to hold both offices. Directors of the board of directors of our general partner are designated or elected by Valero. Accordingly, unlike holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement.
Board Role in Risk Oversight
Our corporate governance guidelines will provide that the board of directors of our general partner is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.
Compensation of Our Officers and Directors
Executive Compensation
We and our general partner were formed in July 2013 and have not accrued any obligations with respect to compensation for directors and officers for the 2013 fiscal year or for any prior period. Neither we nor our general partner employ any of the individuals who serve as executive officers of our general partner and are responsible for managing our business. We are managed by our general partner, the executive officers of which are employees of Valero. Prior to the completion of this offering, we and our general partner will enter into an omnibus agreement with Valero pursuant to which, among other matters:

•	Valero will make available to our general partner the services of the Valero employees who will serve as the executive officers of our general partner;

•	We will pay a fixed management fee of $7.9 million to Valero to cover, among other things, the services provided to us by the executive officers of our general partner.
Pursuant to our partnership agreement, we will reimburse our general partner for the costs it incurs in relation to the other Valero employees who provide services to operate our business.
Following the closing of this offering, we expect that our named executive officers (“NEOs”) will be:

•	Joseph W. Gorder, Director and Chief Executive Officer;

•	Richard F. Lashway, Director, President and Chief Operating Officer; and

•	Donna M. Titzman, Director, Senior Vice President, Chief Financial Officer and Treasurer.
We expect that Messrs. Gorder and Lashway and Ms. Titzman will devote the majority of their time to their respective roles at Valero and will also spend time, as needed, directly managing our business and affairs. Except with respect to awards that may be granted under our Incentive Compensation Plan, which is discussed in more detail below under “—Our Incentive Compensation Plan,” Messrs. Gorder and Lashway and Ms. Titzman will not receive any separate amounts of compensation for their services to our business or as executive officers of our general partner and except for the fixed management fee we will pay to Valero, we will not otherwise pay or reimburse any compensation amounts to or for Messrs. Gorder and Lashway and Ms. Titzman.
For additional information, please refer to the discussion below under the heading “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”
Compensation by Valero
Valero provides compensation to its executives in the form of base salaries, annual cash incentive awards, long-term equity incentive awards and participation in various employee benefits plans and arrangements, including broad-based and supplemental defined contribution and defined benefit retirement plans. In addition, although our NEOs have not entered into employment agreements with Valero, Mr. Gorder and Ms. Titzman have change-of-control severance agreements with Valero, pursuant to which they would receive severance payments and benefits from Valero in the event of an involuntary termination of employment in connection with a change in control of Valero.
Messrs. Gorder and Lashway and Ms. Titzman are currently expected to devote a small portion of their overall working time to our business and we do not initially expect that the compensation these NEOs will receive from Valero in relation to their services for us will be a material amount of their total compensation. In addition, except for a fixed management fee that we pay to Valero pursuant to the terms of the omnibus agreement, and any awards that may be granted to Messrs. Gorder and Lashway and Ms. Titzman under our Incentive Compensation Plan, we will not pay or reimburse any compensation amounts to or for Messrs. Gorder and Lashway and Ms. Titzman.
As Valero and our general partner formulate and implement the compensation programs for our NEOs, Valero and/or our general partner may provide different and/or additional compensation components, benefits and/or perquisites to our NEOs to ensure that they are provided with a comprehensive and competitive compensation structure.
The following sets forth a more detailed explanation of the elements of Valero’s executive compensation program:
Base Salary. Base salary is designed to provide a competitive fixed rate of pay recognizing employees’ different levels of responsibility and performance. In setting an executive’s base salary, Valero considers factors including, but not limited to, the responsibility level for the position held, market data for its relevant peer group, experience and expertise, individual performance and business results. We incur only a fixed expense per month with respect to the compensation paid to each of our named executive officers, as provided for in the omnibus agreement.
Annual Cash Bonuses. Valero’s annual cash incentive program provides participants with an opportunity to earn annual cash bonus awards generally based on individual, and Valero’s company performance. Target annual bonus levels are established annually and are based on a percentage of the executive’s base salary. Our NEOs are eligible to earn annual cash bonus awards under this program. For 2013, Valero established company performance metrics with specified weightings as follows: Financial Performance metrics for Earnings Per Share (40%); Operational Performance metrics for Health, Safety, and Environment (13.33%), Mechanical Availability (13.33%), and Cost Management and Expense Control (13.34%); and Strategic Company Performance Goals (20%). We expect that the amount of the bonus ultimately paid to a NEO will be determined by (i) Valero’s performance results in the foregoing categories of criteria which may, directly or indirectly, include a component that relates to our financial or operational performance, and (ii) a qualitative assessment of individual performance for each NEO by Valero. However, any bonus payments made to our NEOs will be determined solely by Valero without input from us or our general partner or its board of directors. The amount of any bonus payments made by Valero will not result in changes to the contractually fixed fee for executive management services that we will pay to Valero under the omnibus agreement.
Long-Term Equity-Based Compensation Awards. Valero maintains a long-term incentive program pursuant to which it grants equity-based awards in Valero to its executives and key employees. Our NEOs currently hold grants under Valero’s equity incentive plan and will retain these grants after the closing of the offering. Our NEOs may also receive additional awards under Valero’s equity incentive plan from time to time as may be determined by the Valero Compensation Committee. The amount of any long-term incentive compensation made by Valero will not result in changes to the contractually fixed fee for executive management services that we will pay to Valero under the omnibus agreement.
Retirement, Health, Welfare and Additional Benefits. Our NEOs are eligible to participate in the employee benefit plans and programs that Valero may from time to time offer to its employees, subject to the terms and eligibility requirements of those plans. Our NEOs are also eligible to participate in a tax-qualified defined contribution and defined benefit retirement plans to the same extent as all other Valero employees. Valero also maintains three supplemental retirement plans in which its executives and key employees participate. Its Deferred Compensation Plan (“DC Plan”) allows executives to defer both the receipt and taxation of a portion of their base salary and annual bonus until a specific date or when they separate from employment. Valero also has a noncontributory, non-qualified Excess Pension Plan and a non-qualified Supplemental Executive Retirement Plan (“SERP”), which provide supplemental pension benefits to certain highly compensated employees. The Excess Pension Plan and the SERP provide eligible employees with additional retirement savings opportunities that cannot be achieved with tax-qualified plans due to Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), limits on (i) annual compensation that can be taken into account under qualified plans, or (ii) annual benefits that can be provided under qualified plans. Following the consummation of this offering, our NEOs will continue to participate in these programs and Valero will remain responsible for providing 100% of the benefits thereunder.
Severance Arrangements. Valero has entered into change of control agreements with certain executives, including Mr. Gorder and Ms. Titzman. The agreements are intended to assure the continued objectivity and availability of the named executive officers in the event of any merger or acquisition activity that would likely threaten the job security of many top Valero executives. These arrangements are also intended to maintain executive focus and productivity in a period of uncertainty. If a change of control occurs during the term of an agreement, then the agreement becomes operative for a fixed three-year period. The agreements provide generally that the named executive officers’ terms and conditions of employment will not be adversely changed during the three-year period after a change of control. In addition, outstanding stock options held by the officers will vest, restrictions on outstanding restricted stock will lapse and unvested performance shares will vest and become payable at 200 percent of target. Under the change of control agreements, if an officer’s employment is terminated for “cause,” the officer will not receive any benefits or compensation other than any accrued salary or vacation pay that remained unpaid through the date of termination.
Our Incentive Compensation Plan
Our general partner intends to adopt the Valero Energy Partners LP 2013 Incentive Compensation Plan (“ICP”) for officers, directors and employees of our general partner or its affiliates, and any consultants, affiliates of our general partner or other individuals who perform services for us. Our general partner may issue our executive officers and other service providers long-term equity based awards under the plan, which awards will be intended to compensate the recipients thereof based on the performance of our common units and their continued employment during the vesting period, as well as align their long-term interests with those of our unit holders. We will be responsible for the cost of awards granted under our ICP and all determinations with respect to awards to be made under our ICP will be made by the board of directors of our general partner or any committee thereof that may be established for such purpose or by any delegate of the board of directors or such committee, subject to applicable law, which we refer to as the plan administrator. We currently expect that the board of directors of our general partner or a committee thereof will be designated as the plan administrator. The following description reflects the principal terms that are currently expected to be included in the ICP.
General
The ICP will provide for the grant, from time to time at the discretion of the board of directors of our general partner or any applicable committee or delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the ICP is to provide additional incentive compensation to individuals providing services to us, and to align the economic interests of such individuals with the interests of our unit holders. The ICP will limit the number of units that may be delivered pursuant to vested awards to          common units subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are canceled, forfeited, or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.
Restricted Units and Phantom Units
A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, on a deferred basis, upon specified future dates or events or, in the discretion of the administrator, cash equal to the fair market value of a common unit. The administrator of the ICP may make grants of restricted and phantom units under the ICP that contain such terms, consistent with the ICP, as the administrator may determine are appropriate, including the period over which restricted or phantom units will vest. The administrator of the ICP may, in its discretion, base vesting on the grantee’s completion of a period of service or upon the achievement of specified financial objectives or other criteria or upon a change of control (as defined in the ICP) or as otherwise described in an award agreement.

Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units.
Distribution Equivalent Rights
The administrator of the ICP, in its discretion, may also grant distribution equivalent rights, either as standalone awards or in tandem with other awards. Distribution equivalent rights are rights to receive an amount in cash, restricted units or phantom units equal to all or a portion of the cash distributions made on units during the period an award remains outstanding.
Unit Options and Unit Appreciation Rights
The ICP may also permit the grant of options covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the administrator of the ICP may determine, consistent with the ICP; however, a unit option or unit appreciation right must have an exercise price equal to at least the fair market value of a common unit on the date of grant.
Unit Awards
Awards covering common units may be granted under the ICP with such terms and conditions, including restrictions on transferability, as the administrator of the ICP may establish.
Profits Interest Units
Awards granted to grantees who are partners, or granted to grantees in anticipation of the grantee becoming a partner or granted as otherwise determined by the administrator, may consist of profits interest units. The administrator will determine the applicable vesting dates, conditions to vesting and restrictions on transferability and any other restrictions for profits interest awards.
Other Unit-based Awards
The ICP may also permit the grant of “other unit-based awards,” which are awards that, in whole or in part, are valued or based on or related to the value of a common unit. The vesting of an other unit-based award may be based on a participant’s continued service, the achievement of performance criteria or other measures. On vesting or on a deferred basis upon specified future dates or events, an other unit-based award may be paid in cash and/or in units (including restricted units), or any combination thereof as the administrator of the ICP may determine.
Source of Common Units
Common units to be delivered with respect to awards may be newly issued units, common units acquired by us or our general partner in the open market, common units already owned by our general partner or us, common units acquired by our general partner directly from us, or any other person or any combination of the foregoing.
Anti-Dilution Adjustments and Change in Control
If an “equity restructuring” event occurs that could result in an additional compensation expense under applicable accounting standards if adjustments to awards under the ICP with respect to such event were discretionary, the administrator of the ICP will equitably adjust the number and type of units covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event, and the administrator will adjust the number and type of units with respect to which future awards may be granted under the ICP. With respect to other similar events, including, for example, a combination or exchange of units, a merger or consolidation or an extraordinary distribution of our assets to unitholders, that would not result in an accounting charge if adjustment to awards were discretionary, the administrator of the ICP shall have discretion to adjust awards in the manner it deems appropriate and to make equitable adjustments, if any, with respect to the number of units available under the ICP and the kind of units or other securities available for grant under the ICP. Furthermore, upon any such event, including a change in control of us or our general partner, or a change in any law or regulation affecting the ICP or outstanding awards or any relevant change in accounting principles, the administrator of the ICP will generally have discretion to (i) accelerate the time of exercisability or vesting or payment of an award, (ii) require awards to be surrendered in exchange for a cash payment or substitute other rights or property for the award, or (iii) provide for the award to assumed by a successor or one of its affiliates, with appropriate adjustments thereto.
Termination of Employment
The consequences of the termination of a grantee’s employment, membership on our general partner’s board of directors or other service arrangement will generally be determined by the committee in the terms of the relevant award agreement.
Amendment or Termination of ICP
The administrator of the ICP, at its discretion, may terminate the ICP at any time with respect to the common units for which a grant has not previously been made. The ICP automatically terminates on the tenth anniversary of the date it was initially adopted by our general partner. The administrator of the ICP also has the right to alter or amend the ICP or any part of it from time to time or to amend any outstanding award made under the ICP, provided that no change in any outstanding award may be made that would materially impair the vested rights of the participant without the consent of the affected participant or result in taxation to the participant under Section 409A of the Code.
Compensation of Our Directors
The officers or employees of our general partner or of Valero who also serve as directors of our general partner will not receive additional compensation for their service as a director of our general partner. Directors of our general partner who are not officers or employees of our general partner or of Valero, or “independent directors,” will receive compensation as described below. In addition, independent directors will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or its committees. Each director will be indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law.
Each of our general partner’s independent directors will receive an annual compensation package, which is initially expected to consist of $60,000 in annual cash compensation and $60,000 in annual equity based compensation. In addition, independent directors who chair the Audit and Conflicts committees will receive an additional $10,000 in cash compensation. The equity portion of the independent directors’ compensation is expected to consist of restricted units granted under our ICP, which will be subject to a three-year restriction period. The restricted units are expected to be granted in tandem with distribution equivalent rights and will be settled upon the expiration of the three-year restriction period. No deferral elections are expected to be permitted with respect to the equity-based portion of the annual compensation package. The cash portion of the annual compensation package is expected to be paid quarterly.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth the beneficial ownership of units of Valero Energy Partners LP that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units, by each director and named executive officer of our general partner and by all directors and executive officers of our general partner as a group. The table assumes the underwriters’ option to purchase additional common units from us is not exercised. The table does not include any common units that directors and executive officers of our general partner may purchase in this offering through the directed unit program described under “Underwriting.” The percentage of units beneficially owned is based on         common units and      subordinated units being outstanding immediately following this offering.

Name of Beneficial Owner (1)	Common Units to be Beneficially Owned	Percentage of Common Units to be Beneficially Owned	Subordinated Units to be Beneficially Owned	Percentage of Subordinated Units to be Beneficially Owned	Percentage of Total Common and Subordinated Units to be Beneficially Owned
Valero Energy Corporation(2)		%		100%	%
William R. Klesse
Joseph W. Gorder
Richard F. Lashway
Donna M. Titzman
All directors and executive officers as a group (9 persons)
_____________

(1)	Unless otherwise indicated, the address for all beneficial owners in this table is One Valero Way, San Antonio, Texas 78249.

(2)
Valero Energy Corporation directly or indirectly owns each of the following entities, which will own the units set forth below. Valero Energy Corporation may be deemed to beneficially own the units and interests held by each of such entities.

Name of Entity	Common Units	Subordinated Units	Membership Interest of Our General Partner
Valero Terminaling and Distribution Company			100%
The Premcor Pipeline Co.			—
The Premcor Refining Group Inc.			—
Valero Refining Company-Tennessee, L.L.C.			—

The following table sets forth the number of shares of Valero common stock beneficially owned as of        , 2013, except as otherwise noted, by each director and named executive officer of our general partner and by all directors and executive officers of our general partner as a group. The percentage of shares beneficially owned is based on a total of    shares outstanding as of         , 2013.

Name of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Total Outstanding
William R. Klesse
Joseph W. Gorder
Richard F. Lashway
Donna M. Titzman
All directors and executive officers as a group (9 persons)
_____________

(1)	Unless otherwise indicated, the address for all beneficial owners in this table is One Valero Way, San Antonio, Texas 78249.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, the general partner and its affiliates will own     common units and      subordinated units, representing a     % limited partner interest in us. If the underwriters exercise in full their option to purchase additional common units, our general partner and its affiliates will own        common units and      subordinated units, representing a        % limited partner interest in us. In addition, our general partner will own    general partner units representing a 2% general partner interest in us.
Distributions and Payments to Our General Partner and Its Affiliates
The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and upon liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by our general partner and its affiliates prior to or in connection with this offering for the contribution of the assets and liabilities to us	•	common units (or common units if the underwriters exercise in full their option to purchase additional common units);

	•	subordinated units;

	•	general partner units, representing a 2% general partner interest in us; and

	•	the incentive distribution rights

Operational Stage

Distributions of available cash to our general partner and its affiliates

We will generally make cash distributions of 98% to the unitholders pro rata, including Valero, as holder of an        aggregate        common units and all of our subordinated units, and 2% to our general partner, assuming it makes all capital contributions necessary to maintain its 2% general partner interest in us. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle our general partner to increasing percentages of the distributions, up to 48% of the distributions above the highest target distribution level.

Assuming we generate sufficient distributable cash flow to support the payment of the full minimum quarterly distributions on our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $    million on the 2% general partner interest and $    million on their common and subordinated units (or $      million if the underwriters exercise in full their option to purchase additional common units from us).

Payments to our general partner and its affiliates
Pursuant to our partnership agreement, we will reimburse our general partner and its affiliates, including Valero, for costs and expenses they incur and payments they make on our behalf. Pursuant to the omnibus agreement, we will pay all accrued monthly payments on our annual fee of $7.9 million to Valero for general and administrative services, and we will reimburse Valero for any out-of-pocket costs and expenses incurred by Valero in providing these services to us. In addition, we will reimburse our general partner for payments to Valero pursuant to the services and secondment agreement for the wages, benefits and other costs of Valero employees seconded to our general partner to perform operational and maintenance services at certain of our pipelines and terminals. Each of these payments will be made prior to making any distributions on our common units. Please read “—Agreements Governing the Transactions.”

Withdrawal or removal of our general partner
If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “Our Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.
Agreements Governing the Transactions
We and other parties will enter into the various agreements that will effect the transactions, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of this offering. While not the result of arm’s-length negotiations, we believe the terms of all of our initial agreements with Valero will be, and specifically intend the rates to be, generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, will be paid for with the proceeds of this offering.
Omnibus Agreement
At the closing of this offering, we will enter into an omnibus agreement with Valero, certain of its subsidiaries and our general partner that will address the following matters:

•	our payment of an annual operational and administrative support fee, initially in the amount of $7.9 million for the provision of certain services by Valero;

•	our obligation to reimburse Valero for certain direct or allocated costs and expenses incurred by Valero on our behalf;

•	our right of first offer to acquire certain of Valero’s transportation and logistics assets for a period of five of years after the closing of this offering;

•
Valero’s obligation to indemnify us for certain environmental and other liabilities, and our obligation to indemnify Valero for certain environmental and other liabilities related to our assets to the extent Valero is not required to indemnify us;

•	Valero’s right of first refusal to acquire certain of our assets; and

•	the granting of a license from Valero to us with respect to use of certain Valero trademarks and tradenames.
So long as Valero controls our general partner, the omnibus agreement will remain in full force and effect. If Valero ceases to control our general partner, either party may terminate the omnibus agreement, provided that the indemnification obligations will remain in full force and effect in accordance with their terms.
Payment of Administrative Fee and Reimbursement of Expenses. We will pay Valero an administrative fee, initially in the amount of $7.9 million (payable in equal monthly installments and prorated for the first year of service), for the provision of certain services for our benefit, including services related to the following areas: ad valorem tax; accounting; business development; travel; corporate communications and public relations; data processing and information technology; engineering and project management; executive oversight; financial accounting and reporting; foreign trade zone accounting and reporting (as applicable); governmental affairs; health, safety and environmental; human resources; internal audit; legal; office services; pipeline control center; supply chain management; records management; real estate; risk and claims management; investor relations; and treasury.
The administrative fee includes an allocated portion of executive compensation, including salaries, bonuses and benefits costs, for certain officers of Valero, including those who also serve as officers and directors of our general partner.
Under this agreement, we will also reimburse Valero for any out-of-pocket costs and expenses incurred by Valero in providing these services to us. This reimbursement will be in addition to our reimbursement of our general partner and its affiliates for certain costs and expenses incurred on our behalf for managing and controlling our business and operations as required by our partnership agreement.
Valero may change the administrative fee each calendar year, as determined by Valero in good faith, to accurately reflect the degree and extent of the administrative services provided by Valero, and to reflect, among other things, the contribution, acquisition or disposition of assets to or by us or any change in the cost of providing services due to inflation and to changes in any laws, rules or regulations.
At the end of each calendar year, we will have the right to submit to Valero a proposal to reduce the amount of the administrative fee for that year if we believe, in good faith, that the services performed by Valero for the year in question do not justify payment of the full administrative fee for that year. If we submit such a proposal to Valero, Valero must negotiate in good faith with us to determine if the administrative fee for that year should be reduced and, if so, the amount of such reduction.
Right of First Offer. Under the omnibus agreement, if Valero decides to sell, transfer or otherwise dispose of any of our right of first offer assets, Valero will provide us with the opportunity to make the first offer on such assets. For a description of our right of first offer assets, please read “Business—Our Assets and Operations—Right of First Offer Assets.”
The consummation and timing of any acquisition by us of the interests covered by our right of first offer will depend upon, among other things, Valero’s decision to sell any of the interests covered by our right of first offer and our ability to reach an agreement with Valero on price and other terms. Accordingly, we can provide no assurance whether, when or on what terms we will be able to successfully consummate any future acquisitions pursuant to our right of first offer, and Valero is under no obligation to accept any offer that we may choose to make. Please read “Risk Factors—Risks Related to Our Business—Our right of first offer to acquire certain of Valero’s transportation and logistics assets is subject to risks and uncertainty, and ultimately we may not acquire any of those assets.”
Right of First Refusal. Under the omnibus agreement, if we propose to sell, transfer or otherwise dispose of our Lucas crude system, McKee products system or our Memphis truck rack pursuant to a bona fide third-party offer, we must first give Valero notice and an opportunity to acquire such assets on the same terms as those we are willing to accept from the third party.

Environmental Indemnification by Valero. Under the omnibus agreement, Valero will indemnify us for all violations of environmental laws and all environmental remediation or corrective action that is required by environmental laws, in each case to the extent related to the assets contributed to us by Valero in connection with this offering and arising prior to the closing of this offering under laws in existence prior to the closing of this offering. Valero will also indemnify us for certain known and scheduled environmental matters related to our assets (“Scheduled Environmental Matters”). Except for Scheduled Environmental Matters, Valero will not be obligated to indemnify us for any environmental losses unless Valero is notified of such losses prior to the fifth anniversary of the closing of this offering. Furthermore, except for Scheduled Environmental Matters, Valero will not be obligated to indemnify us for any environmental losses of $10,000 or less, nor will Valero be obligated to indemnify us until our aggregate indemnifiable losses in any year exceed a $100,000 deductible (and then Valero will only be obligated to indemnify us for amounts in excess of such deductible). There is no limit on the amount for which Valero will indemnify us under the omnibus agreement once we meet the deductible, if applicable.
Other Indemnifications by Valero. Valero will also indemnify us for the following, to the extent not covered by the above-described environmental indemnity:

•	to the extent Valero is notified of such matters prior to the fifth anniversary of the closing of this offering, and subject to a one-time aggregate deductible of $200,000:

◦	our failure to own any valid easement, leasehold or fee ownership rights with respect to any land on which any of the assets contributed to us in connection with this offering are located; and

◦
our failure to have any consents, licenses or permits necessary to cross any lands on which any pipelines contributed to us in connection with this offering are located, or necessary for the transfer of the assets conveyed to us in connection with this offering;

•	to the extent Valero is notified of such matters prior to the fifth anniversary of the closing of this offering, and subject to a one-time aggregate deductible of $200,000:

◦	events and conditions (other than environmental conditions) associated with the ownership or operation of our assets prior to the closing of this offering; and

◦
the failure to have any consent, license, permit or approval (other than environmental and right-of-way consents, licenses, permits or approvals addressed in the other indemnities described above) necessary for us to own or operate the assets contribute to us in connection with this offering in substantially the same manner as owned or operated by Valero prior to this offering;

•	events and conditions associated with any assets retained by Valero;

•	certain scheduled litigation matters;

•
any losses we may suffer by reason of our TransCanada connection not being in service by March 1, 2014 for any reason whatsoever, other than our gross negligence or willful misconduct, calculated by multiplying 45,000 (i.e. Valero’s minimum quarterly throughput commitment, expressed as barrels per day) times the number of days from March 1, 2014 until the connection is placed in service, and then multiplying that product times the per barrel throughput fee of $0.05; and

•
all tax liabilities attributable to the assets contributed to us in connection with this offering and arising prior to the closing of this offering or otherwise related to Valero’s contribution of those assets to us in connection with this offering.

Indemnification by Us. We have agreed to indemnify Valero for events and conditions associated with the ownership or operation of our assets that occur after the closing of this offering (other than any environmental liabilities for which Valero is specifically required to indemnify us as described above). There is no limit on the amount for which we will indemnify Valero under the omnibus agreement.

License of Trademarks. Valero will grant us a non-transferable, nonexclusive, royalty free right and license to use certain trademarks and tradenames owned by Valero.
Termination. The omnibus agreement, except for the indemnification provisions, will terminate at such time as Valero ceases to control our general partner.
Services and Secondment Agreement
In connection with this offering, our general partner will enter into a services and secondment agreement with Valero, pursuant to which employees of Valero will be seconded to our general partner to provide operational and maintenance services with respect to certain of our pipelines and terminals, including routine operational and maintenance activities. During their period of secondment to our general partner, the seconded employees will be under the management and supervision of our general partner.
Our general partner will reimburse Valero for the cost of the seconded employees, including their wages and benefits. If a seconded employee does not devote 100% of his or her time to providing services to our general partner, our general partner will reimburse Valero for only a prorated portion of such employee’s overall wages and benefits, based on the percentage of the employee’s time spent working for our general partner. Valero will bill our general partner monthly in arrears for services provided during the prior month, and payment shall be due within 10 days of our general partner’s receipt of the invoice.
The services and secondment agreement will have an initial term of 10 years and will automatically extend for successive renewal terms of one year each, unless terminated by either party upon at least 30 days’ prior written notice before the end of the initial term or any renewal term. In addition, our general partner may terminate the agreement or reduce the level of services under the agreement at any time upon 30 days’ prior written notice.
Tax Sharing Agreement
At the closing of this offering, we will enter into a tax sharing agreement with Valero pursuant to which we will reimburse Valero for our share of state and local income and other taxes incurred by Valero as a result of our tax items and attributes being included in a combined or consolidated state tax return filed by Valero with respect to taxable periods including or beginning on the closing date of this offering. The amount of any such reimbursement will be limited to any entity-level tax that we and our subsidiaries would have paid directly had we not been included in a combined group with Valero. While Valero may use its tax attributes to cause its combined or consolidated group, of which we may be a member for this purpose, to owe no tax, we would nevertheless reimburse Valero for the tax we would have owed had the attributes not been available or used for our benefit, even though Valero had no cash expense for that period.
Contribution Agreement
At the closing of this offering, we will enter into a contribution, conveyance and assumption agreement, which we refer to as our contribution agreement, with Valero and our general partner under which Valero will contribute all of our initial assets to us.
Ground Lease Agreement
At the closing of this offering, we will enter into a ground lease with Valero under which we will lease the land on which the Memphis truck rack is located.
Commercial Agreements with Valero
At the closing of this offering, we will enter into a master transportation services agreement with Valero with respect to our pipelines and a master terminal services agreement with Valero with respect to our terminals. Pursuant to these agreements, we will provide transportation and terminaling services to Valero, and Valero will commit to pay us for minimum quarterly throughput volumes of crude oil and refined petroleum products, regardless of whether such volumes are physically delivered by Valero in any given quarter. These agreements, which will initially be the source of all of our revenues, will have initial terms of 10 years, and, with the exception of our El Paso truck rack and Memphis truck rack, Valero will have the option to renew the agreement with respect to each asset for one additional five-year term. For more information about our commercial agreements with Valero, including Valero’s ability to reduce or terminate its obligations under our commercial agreements, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Generate Revenues” and “Business—Our Commercial Agreements with Valero.”
Procedures for Review, Approval and Ratification of Related Person Transactions
The board of directors of our general partner will adopt a related party transactions policy in connection with the closing of this offering that will provide that the board of directors of our general partner or its authorized committee will review all related person transactions that are required to be disclosed under SEC rules and, when appropriate, authorize or ratify all such transactions. In the event that the board of directors of our general partner or its authorized committee considers ratification of a related person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.
The related party transactions policy will provide that, in determining whether or not to recommend the approval or ratification of a related person transaction, the board of directors of our general partner or its authorized committee should consider all of the relevant facts and circumstances available, including but not limited to:

•	whether there is an appropriate business justification for the transaction;

•	the benefits that accrue to us as a result of the transaction;

•	the terms available to unrelated third parties entering into similar transactions;

•
the impact of the transaction on a director’s independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, shareholder, member or executive officer);

•	the availability of other sources for comparable products or services;

•	whether it is a single transaction or a series of ongoing, related transactions; and

•	whether entering into the transaction would be consistent with the code of business conduct and ethics.
The related party transactions policy described above will be adopted in connection with the closing of this offering and, as a result, the related party transactions described above under “—Agreements Governing the Transactions” were not reviewed under such policy.

CONFLICTS OF INTEREST AND DUTIES
Conflicts of Interest
Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Valero, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner that is not adverse to the best interests of its owners. At the same time, our general partner has a duty to manage us in a manner that is not adverse to the best interests of our partnership. The Delaware Revised Uniform Limited Partnership Act, which we refer to as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by a general partner to limited partners and the partnership. Pursuant to these provisions, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of our general partner and the methods of resolving conflicts of interest. Our partnership agreement also specifically defines the remedies available to limited partners for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law.
Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our general partner may seek the approval of such resolution from the conflicts committee of the board of directors of our general partner or from our unitholders. There is no requirement under our partnership agreement that our general partner seek the approval of the conflicts committee or our unitholders for the resolution of any conflict, and, under our partnership agreement, our general partner may decide to seek such approval or resolve a conflict of interest in any other way permitted by our partnership agreement, as described below, in its sole discretion. Our general partner will decide whether to refer the matter to the conflicts committee or our unitholders on a case-by-case basis. An independent third party is not required to evaluate the fairness of the resolution. In determining whether to refer a matter to the conflicts committee or to our unitholders for approval, our general partner will consider a variety of factors, including the nature of the conflict, the size and dollar amount involved, the identity of the parties involved and any other factors the board of directors deems relevant in determining whether it will seek approval from the conflicts committee or our unitholders. Whenever our general partner makes a determination to refer or not to refer any potential conflict of interest to the conflicts committee for approval or to seek or not to seek unitholder approval, our general partner is acting in its individual capacity, which means that it may act free of any duty or obligation whatsoever to us or our unitholders and will not be required to act in good faith or pursuant to any other standard or duty imposed by our partnership agreement or under applicable law, other than the implied contractual covenant of good faith and fair dealing. For a more detailed discussion of the duties applicable to our general partner, as well as the implied contractual covenant of good faith and fair dealing, please read “—Duties of Our General Partner.”
Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our limited partners if the resolution of the conflict is:

•	approved by the conflicts committee, which our partnership agreement defines as “special approval”;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	determined by the board of directors of our general partner to be on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•
determined by the board of directors of our general partner to be fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek approval from the conflicts committee or our unitholders and our general partner’s board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee of our general partner’s board of directors may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to subjectively believe that he is acting in a manner that is not adverse to the best interests of the partnership or that the determination to take or not to take action meets the specified standard, for example, a transaction on terms no less favorable to the us than those generally being provided to or available from unrelated third parties, or is “fair and reasonable” to us. In taking such action, such person may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. If that person has the required subjective belief, then the decision or action will be conclusively deemed to be in good faith for all purposes under our partnership agreement. Please read “Management—Committees of the Board of Directors—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors.
Conflicts of interest could arise in the situations described below, among others.
Neither our partnership agreement nor any other agreement requires Valero to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Valero’s directors and officers have a fiduciary duty to make these decisions in the best interests of Valero, which may be contrary to our interests.
Because the officers and directors of our general partner are also directors and/or officers of Valero, such directors and officers have fiduciary duties to Valero that may cause them to pursue business strategies that disproportionately benefit Valero or which otherwise are not in our best interests.
Agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, are not and will not be the result of arm’s-length negotiations.
Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates that does not receive unitholder or conflicts committee approval, must be determined by the board of directors of our general partner to be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.
Our general partner and its affiliates have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in agreements entered into specifically dealing with that use. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.
Our general partner’s affiliates may compete with us and neither our general partner nor its affiliates have any obligation to present business opportunities to us.
Our partnership agreement provides that our general partner is restricted from engaging in any business activities other than those incidental to its ownership of interests in us. However, affiliates of our general partner, including Valero, are not prohibited from engaging in other businesses or activities, including those that might directly compete with us.

In addition, under our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner and its affiliates. As a result, neither our general partner nor any of its affiliates have any obligation to present business opportunities to us.
Our general partner is allowed to take into account the interests of parties other than us, such as Valero, in resolving conflicts of interest.
Our partnership agreement contains provisions that permissibly modify and reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner or otherwise, free of any duty or obligation whatsoever to us and our unitholders, including any duty to act in a manner not adverse to the best interests of us or our unitholders, other than the implied contractual covenant of good faith and fair dealing, which means that a court will enforce the reasonable expectations of the partners where the language in our partnership agreement does not provide for a clear course of action. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples of decisions that our general partner may make in its individual capacity include the allocation of corporate opportunities among us and our affiliates, the exercise of its limited call right or its voting rights with respect to the units it owns, whether to exercise its registration rights, whether to reset target distribution levels, whether to transfer the incentive distribution rights or any units it owns to a third party and whether or not to consent to any merger, consolidation or conversion of the partnership or amendment to our partnership agreement.
We do not have any officers or employees and rely solely on officers and employees of our general partner and its affiliates.
Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest. There could be material competition for the time and effort of the officers and employees who provide services to our general partner.
All of the initial officers and directors of our general partner are also officers and/or directors of Valero. These officers will devote such portion of their productive time to our business and affairs as is required to manage and conduct our operations. These officers are also required to devote time to the affairs of Valero or its subsidiaries and are compensated by them for the services rendered to them. Our non-executive directors devote as much time as is necessary to prepare for and attend board of directors and committee meetings.
Our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties and limits our general partner’s liabilities and the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty under applicable Delaware law.
In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our limited partners for actions that might constitute breaches of fiduciary duty under applicable Delaware law. For example, our partnership agreement:

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permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner;

•	provides that our general partner shall not have any liability to us or our limited partners for decisions made in its capacity so long as such decisions are made in good faith;

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generally provides that in a situation involving a transaction with an affiliate or a conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our public common unitholders or the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest is either on terms no less favorable to us than those generally being provided to or available from unrelated third parties or is “fair and reasonable” to us, considering the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us, then it will be presumed that in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such decision, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

•
provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers or directors, as the cases may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

By purchasing a common unit, a common unitholder will be deemed to have agreed to become bound by the provisions in our partnership agreement, including the provisions discussed above.
Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.
Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

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the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into or exchangeable for equity interests of the partnership, and the incurring of any other obligations;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another person;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of cash held by the partnership;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners and indemnitees;

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the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other entities;

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the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the purchase, sale or other acquisition or disposition of our equity interests, or the issuance of additional options, rights, warrants and appreciation rights relating to our equity interests; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.
Please read “Our Partnership Agreement” for information regarding the voting rights of unitholders.
Actions taken by our general partner may affect the amount of cash available for distributions to our unitholders or accelerate the right to convert subordinated units.
The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	issuances of additional units; and

•	the creation, reduction or increase of reserves in any quarter.
Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.
In addition, our general partner may use an amount, initially equal to $        million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units.
In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	accelerating the expiration of the subordination period.
For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period.”
Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates, but may not lend funds to our general partner or its affiliates.
We will reimburse our general partner and its affiliates for expenses.
Pursuant to our partnership agreement, we will reimburse our general partner and its affiliates, including Valero, for costs and expenses they incur and payments they make on our behalf. Pursuant to the omnibus agreement, we will pay all accrued monthly payments on our annual fee of $7.9 million to Valero for general and administrative services, and we will reimburse Valero for any out-of-pocket costs and expenses incurred by Valero in providing these services to us. The omnibus agreement provides that the $7.9 million annual fee may be adjusted annually by Valero in good faith to reflect the cost of providing such services. In addition, we will reimburse our general partner for payments to Valero pursuant to the services and secondment agreement for the wages, benefits and other costs of Valero employees seconded to our general partner to perform operational and maintenance services at certain of our pipelines and terminals. Each of these payments will be made prior to making any distributions on our common units. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement” and “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Services and Secondment Agreement.”
Our general partner intends to limit its liability regarding our obligations.
Our general partner intends to limit its liability under contractual arrangements so that the other party to such agreements has recourse only against our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement permits our general partner to limit its or our liability, even if we could have obtained terms that are more favorable without the limitation on liability.
Common units are subject to our general partner’s limited call right.
Our general partner may exercise its right to call and purchase common units as provided in our partnership agreement or assign this right to one of its affiliates or to us free of any liability or obligation to us or our partners. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “Our Partnership Agreement—Limited Call Right.”
Limited partners have no right to enforce obligations of our general partner and its affiliates under agreements with us.
Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the limited partners, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.
Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.
The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may also perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.
Our general partner may elect to cause us to issue common units to it in connection with a resetting of the minimum quarterly distribution and the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of our general partner or our unitholders. This may result in lower distributions to our common unitholders in certain situations.
Our general partner has the right, at any time when there are no subordinated units outstanding, it has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive fiscal quarters and the amount of each such distribution did not exceed the adjusted operating surplus for such quarter, respectively, to reset the initial minimum quarterly distribution and cash target distribution levels at higher levels based on the average cash distribution amount per common unit for the two fiscal quarters prior to the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution amount. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal expansion projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for our general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels related to our general partner incentive distribution rights. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest and Incentive Distribution Rights.”
Duties of Our General Partner
The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by a general partner to limited partners and the partnership, provided that partnership agreements may not eliminate the implied contractual covenant of good faith and fair dealing. This implied covenant is a judicial doctrine utilized by Delaware courts in connection with interpreting ambiguities in partnership agreements and other contracts and does not form the basis of any separate or independent fiduciary duty in addition to the express contractual duties set forth in our partnership agreement. Under the implied contractual covenant of good faith and fair dealing, a court will enforce the reasonable expectations of the partners where the language in our partnership agreement does not provide for a clear course of action.
As permitted by the Delaware Act, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of our general partner and the methods of resolving conflicts of interest. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise might be prohibited or restricted by state-law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has fiduciary duties to manage our general partner in a manner that is not adverse to the best interests of its owner, Valero, as well as to the best interests of our partnership. Without these provisions, our general partner’s ability to make decisions involving conflicts of interest would be restricted. These provisions enable our general partner to take into consideration the interests of all parties involved in the proposed action. These provisions also strengthen the ability of our general partner to attract and retain experienced and capable directors. These provisions disadvantage the limited partners because they restrict the remedies available to limited partners for actions that, without those provisions, might constitute breaches of fiduciary duty, as described below and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of:

•	the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary;

•
the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties referenced in the preceding bullet that would otherwise be imposed by Delaware law on our general partner; and

•	certain rights and remedies of our limited partners contained in our partnership agreement and the Delaware Act.

Delaware Law Fiduciary Duty Standards
Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner of a Delaware limited partnership to use that amount of care that an ordinarily careful and prudent person would use in similar circumstances and to consider all material information reasonably available in making business decisions. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present unless such transaction were entirely fair to the partnership. Our partnership agreement modifies these standards as described below.

Partnership Agreement Modified Standards
Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith,” meaning that it subjectively believed that the decision was not adverse to our best interests, and our general partner will not be subject to any other standard under our partnership agreement or applicable law, other than the implied contractual covenant of good faith and fair dealing. If our general partner has the required subjective belief, then the decision or action will be conclusively deemed to be in good faith for all purposes under our partnership agreement. In taking such action, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation whatsoever to us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. These standards reduce the obligations to which our general partner would otherwise be held under applicable Delaware law.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the public common unitholders or the conflicts committee of the board of directors of our general partner must be determined by the board of directors of our general partner to be:

	•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

	•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek approval from the public common unitholders or the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner, its affiliates and their officers and directors will not be liable for monetary damages to us or, our limited partners for losses sustained or liabilities incurred as a result of any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that such person acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

Rights and Remedies of Limited Partners

The Delaware Act favors the principles of freedom of contract and enforceability of partnership agreements and allows our partnership agreement to contain terms governing the rights of our unitholders. The rights of our unitholders, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement. Please read “Our Partnership Agreement.” As to remedies of unitholders, the Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has wrongfully refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties, if any, or of our partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

By purchasing our common units, each common unitholder will be deemed to have agreed to be bound by the provisions in our partnership agreement, including the provisions discussed above. Please read “Description of the Common Units—Transfer of Common Units.” This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign our partnership agreement does not render our partnership agreement unenforceable against that person.
Under our partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or these persons acted in bad faith or engaged in fraud or willful misconduct. We also must provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC such indemnification is contrary to public policy and therefore unenforceable. Please read “Our Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS
The Units
The common units represent limited partner interests in us. The holders of common units, along with the holders of subordinated units, are entitled to participate in partnership distributions and are entitled to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common and subordinated units in and to partnership distributions, please read this section and “Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “Our Partnership Agreement.”
Transfer Agent and Registrar
Duties
Computershare Investor Services will serve as the registrar and transfer agent for our common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.
Unless our general partner determines otherwise in respect of some or all of any classes of our partnership interests, our partnership interests will be evidenced by book entry notation on our partnership register and not by physical certificates.
There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.
Resignation or Removal
The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.
Transfer of Common Units
By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee, with or without executing our partnership agreement:

•	agrees to be bound by the terms and conditions of our partnership agreement;

•	represents and warrants that the transferee has the right, power, authority and capacity to enter into our partnership agreement; and

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gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

We are entitled to treat the nominee holder of a common unit as the absolute owner in the event such nominee is the record holder of such common unit. In such case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.
Common units are securities and are transferable according to the laws governing the transfer of securities. Until a common unit has been transferred on our register, we and the transfer agent are entitled to treat the record holder of the common unit as the absolute owner, except as otherwise required by law or stock exchange regulations.

OUR PARTNERSHIP AGREEMENT
The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.
We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions;”

•	with regard to the duties of our general partner, please read “Conflicts of Interest and Duties;”

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units;” and

•	with regard to allocations of taxable income and taxable loss, please read “Material Federal Income Tax Consequences.”
Organization and Duration
Our partnership was organized on July 24, 2013 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.
Purpose
Our purpose under our partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, however, that our general partner shall not cause us to engage, directly or indirectly, in any business activity that our general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.
Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of owning, operating, developing and acquiring crude oil and refined petroleum products pipelines, terminals and other transportation and logistics assets, our general partner has no current plans to do so and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.
Capital Contributions
Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”
For a discussion of our general partner’s right to contribute capital to maintain its 2% general partner interest if we issue additional units, please read “—Issuance of Additional Partnership Interests.”
Voting Rights
The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require:

•
during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the outstanding common units.
In voting their common and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied covenant of good faith and fair dealing.

Issuance of Additional Units	No unitholder approval right.

Amendment of Our Partnership Agreement
Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of Our Partnership Agreement.”

Merger of Our Partnership or the Sale of All or Substantially All of Our Assets	Unit majority in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of Our Partnership	Unit majority. Please read “—Termination and Dissolution.”

Continuation of Our Business Upon Dissolution	Unit majority. Please read “—Termination and Dissolution.”

Withdrawal of Our General Partner
Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to        ,    in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of Our General Partner	Not less than 66⅔% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of the General Partner Interest
Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to    ,    . Please read “—Transfer of General Partner Units.”

Transfer of Incentive Distribution Rights	Our general partner may transfer any or all of the incentive distribution rights without a vote of our unitholders. Please read “—Transfer of Incentive Distribution Rights.”

Reset of Incentive Distribution Levels	No unitholder approval required.

Transfer of Ownership Interests in Our General Partner	No unitholder approval required. Please read “—Transfer of Ownership Interests in Our General Partner.”
Applicable Law; Forum, Venue and Jurisdiction
Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•
arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•
asserting a claim of breach of a duty (including a fiduciary duty) owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine
shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other Delaware courts) in connection with any such claims, suits, actions or proceedings. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our partnership agreement to be inapplicable or unenforceable in such action.
Limited Liability
Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;
constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.
Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time it became a limited partner and that could not be ascertained from our partnership agreement.

Our subsidiaries conduct business in several states and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a limited partner or member of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which our operating subsidiaries conduct business, including qualifying our subsidiaries to do business there.
Limitations on the liability of limited partners or members for the obligations of a limited partnership or limited liability company have not been clearly established in many jurisdictions. If, by virtue of our limited partner interest in our operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.
Issuance of Additional Partnership Interests
Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.
It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.
In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.
Upon issuance of additional limited partner interests (other than the issuance of common units upon exercise by the underwriters of their option, or the expiration of the option, to purchase additional common units, the issuance of common units in connection with a reset of the incentive distribution target levels or the issuance of common units upon conversion of outstanding partnership interests), our general partner will be entitled, but not required, to make additional capital contributions up to the amount necessary to maintain its 2% general partner interest in us. Our general partner’s 2% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The other holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.
Amendment of Our Partnership Agreement
General
Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.
Prohibited Amendments
No amendment may be made that would:

•
enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

•
enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, our general partner and its affiliates will own approximately         % of the outstanding common and subordinated units (or         % of the outstanding common and subordinated units if the underwriters exercise in full their option to purchase additional common units from us).
No Limited Partner Approval
Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal office, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•
a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

•
an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, each as amended, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization or issuance of additional partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our partnership agreement;

•
any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership joint venture, limited liability company or other entity, in connection with our conduct of activities permitted by our partnership agreement;

•
conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.
In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

•
are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•
are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed or admitted to trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.
Opinion of Counsel and Unitholder Approval
For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel to the effect that an amendment will not affect the limited liability of any limited partner under Delaware law. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain such an opinion.
In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will require the approval of at least a majority of the type or class of partnership interests so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove our general partner or call a meeting of unitholders, must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove our general partner must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than 90% of outstanding units. Any amendment that would increase the percentage of units required to call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute at least a majority of the outstanding units.
Merger, Consolidation, Conversion, Sale or Other Disposition of Assets
A merger, consolidation or conversion of our partnership requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

In addition, our partnership agreement generally prohibits our general partner without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell any or all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger with another limited liability entity without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to our partnership agreement requiring unitholder approval, each of our units will be an identical unit of our partnership following the transaction, and the partnership interests to be issued by us in such merger do not exceed 20% of our outstanding partnership interests immediately prior to the transaction.
If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and our general partner determines that the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.
Termination and Dissolution
We will continue as a limited partnership until dissolved and terminated under our partnership agreement. We will dissolve upon:

•
the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner, other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or a withdrawal or removal followed by approval and admission of a successor;

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	the entry of a decree of judicial dissolution of our partnership; or

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law.
Upon a dissolution under the first bullet point above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•
neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds
Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner
Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to     ,      without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after         ,    , our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Units” and “—Transfer of Incentive Distribution Rights.”
Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read “—Termination and Dissolution.”
Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66⅔% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units voting as a separate class, and subordinated units, voting as a separate class. The ownership of more than 33⅓% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the closing of this offering, our general partner and its affiliates will own     % of the outstanding common and subordinated units (or     % of the outstanding common and subordinated units if the underwriters exercise in full their option to purchase additional common units from us).
Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end, and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•
our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests as of the effective date of its removal.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest and its incentive distribution rights will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.
In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.
Transfer of General Partner Units
Except for transfer by our general partner of all, but not less than all, of its general partner interest to (1) an affiliate of our general partner (other than an individual), or (2) another entity as part of the merger or consolidation of our general partner with or into such entity or the transfer by our general partner of all or substantially all of its assets to such entity, our general partner may not transfer all or any part of its general partner interest to another person prior to    ,    , without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.
Our general partner and its affiliates may at any time, transfer common units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.
Transfer of Ownership Interests in Our General Partner
At any time, Valero and its subsidiaries may sell or transfer all or part of their membership interest in our general partner to an affiliate or third party without the approval of our unitholders.
Transfer of Incentive Distribution Rights
At any time, our general partner may sell or transfer its incentive distribution rights to an affiliate or third party without the approval of our unitholders.
Change of Management Provisions
Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Valero Energy Partners GP LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.
Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•
our general partner will have the right to convert its general partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests as of the effective date of its removal.

Limited Call Right
If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of:

•
the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.
As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have its limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of its common units in the market. Please read “Material Federal Income Tax Consequences—Disposition of Common Units.”
Meetings; Voting
Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.
Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units that would be necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. The units representing the general partner interest are units for distribution and allocation purposes, but do not entitle our general partner to any vote other than its rights as general partner under our partnership agreement, will not be entitled to vote on any action required or permitted to be taken by the unitholders and will not count toward or be considered outstanding when calculating required votes, determining the presence of a quorum, or for similar purposes.
Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Partnership Interests.” However, if at any time any person or group, other than our general partner and its affiliates, a direct transferee of our general partner and its affiliates or a transferee of such direct transferee who is notified by our general partner that it will not lose its voting rights, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent or an exchange agent.
Status as Limited Partner
By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our register. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.
Ineligible Holders; Redemption
Under our partnership agreement, an “Eligible Holder” is a limited partner whose (a) federal income tax status is not reasonably likely to have a material adverse effect on the rates that can be charged by us on assets that are subject to regulation by FERC or an analogous regulatory body and (b) nationality, citizenship or other related status would not create a substantial risk of cancellation or forfeiture of any property in which we have an interest, in each case as determined by our general partner with the advice of counsel.
If at any time our general partner determines, with the advice of counsel, that one or more limited partners are not Eligible Holders (any such limited partner, an “Ineligible Holder”), then our general partner may request any limited partner to furnish to our general partner an executed certification or other information about its federal income tax status and/or nationality, citizenship or related status. If a limited partner fails to furnish such certification or other requested information within 30 days (or such other period as our general partner may determine) after a request for such certification or other information, or our general partner determines after receipt of the information that the limited partner is not an Eligible Holder, the limited partner may be treated as an Ineligible Holder. An Ineligible Holder does not have the right to direct the voting of its units and may not receive distributions in kind upon our liquidation.
Furthermore, we have the right to redeem all of the common and subordinated units of any holder that our general partner concludes is an Ineligible Holder or fails to furnish the information requested by our general partner. The redemption price in the event of such redemption for each unit held by such unitholder will be the current market price of such unit (the date of determination of which shall be the date fixed for redemption). The redemption price will be paid, as determined by our general partner, in cash or by delivery of a promissory note. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.
Indemnification
Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•	any person who is or was a manager, managing member, general partner, director, officer, fiduciary or trustee of us, our subsidiaries or any entity set forth in the preceding three bullet points;

•
any person who is or was serving as manager, managing member, general partner, director, officer, fiduciary or trustee of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our general partner or any departing general partner or any of their affiliates; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We will purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against such liabilities under our partnership agreement.
Reimbursement of Expenses
Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us. The expenses for which we are required to reimburse our general partner are not subject to any caps or other limits. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement” for a discussion of our obligations to Valero for services provided by Valero.
Books and Reports
Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.
We will mail or make available to record holders of common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also mail or make available summary financial information within 50 days after the close of each quarter.
We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining its federal and state tax liability and filing its federal and state income tax returns, regardless of whether it supplies us with information.
Right to Inspect Our Books and Records
Our partnership agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at its own expense, have furnished to him:

•	a current list of the name and last known address of each record holder;

•	copies of our partnership agreement and our certificate of limited partnership and all amendments thereto; and

•	certain information regarding the status of our business and financial condition.
Our general partner may, and intends to, keep confidential from the limited partners, trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the right to information that a limited partner would otherwise have under Delaware law.
Registration Rights
Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights will continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE
After the sale of the common units offered by this prospectus and assuming that the underwriters do not exercise their option to purchase additional common units, our general partner and its affiliates will hold an aggregate of         common units and      subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. All of the common and subordinated units held by our general partner and its affiliates are subject to lock-up restrictions, as described below. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144
The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, other than any units purchased in this offering by officers and directors of our general partner under the directed unit program, which will be subject to the lock-up restrictions described below. None of the directors or officers of our general partner owned any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Please read “Underwriting—Directed Unit Program.” Additionally, any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption, such as Rule 144. Rule 144 permits securities acquired by affiliates of the issuer to be sold into the public market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the common units outstanding, which will equal approximately common units immediately after this offering; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.
At the closing of this offering, the following common units will be restricted and may not be resold publicly except in compliance with the registration requirements of the Securities Act, Rule 144 or otherwise.

•	common units owned by our general partner and its affiliates; and

•	any units acquired by our general partner or any of its affiliates, including the directors and executive officers of our general partner under the directed unit program.
Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.
Our Partnership Agreement and Registration Rights
Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “Our Partnership Agreement—Issuance of Additional Partnership Interests.”
Under our partnership agreement, our general partner and its affiliates, other than individuals, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units or other limited partner interests that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units or other limited partner interests to require registration of any of these common units or other limited partner interests and to include any of these common units or other limited partner interests in a registration statement by us of other partnership interests, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years after it ceases to be our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts. Our general partner and its affiliates also may sell their common units or other limited partner interests in private transactions at any time, subject to compliance with applicable laws.
Lock-up Agreements
Our general partner’s executive officers and directors, our general partner, Valero and certain other affiliates of Valero have agreed that for a period of 180 days from the date of this prospectus they will not, without the prior written consent of J.P. Morgan Securities LLC and Barclays Capital Inc., dispose of any common units or any securities convertible into or exchangeable for our common units. Please read “Underwriting” for a description of these lock-up provisions.
Registration Statement on Form S-8
We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all common units issued or reserved for issuance under the Valero Energy Partners LP 2013 Incentive Compensation Plan. We expect to file this registration statement as soon as practicable after this offering. Common units covered by the registration statement on Form S-8 will be eligible for sale in the public market, subject to applicable vesting requirements and the terms of applicable lock-up agreements described above.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES
This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the U.S. and, unless otherwise noted in the following discussion, is the opinion of Baker Botts L.L.P., counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Valero Energy Partners LP and our operating subsidiaries.
The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the U.S. and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the U.S.), IRAs, real estate investment trusts (“REITs”) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Code. In addition, the discussion only comments to a limited extent on state, local and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable tax laws.
All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Baker Botts L.L.P. and are based on the accuracy of the representations made by us.
No ruling has been requested from the IRS regarding our characterization as a partnership for tax purposes. Instead, we will rely on opinions of Baker Botts L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in our distributable cash flow and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.
For the reasons described below, Baker Botts L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”) and (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).
Partnership Status
A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest.
Section 7704 of the Internal Revenue Code provides that publicly traded limited partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded limited partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, processing, storage and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than    % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Baker Botts L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.
No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Code. Instead, we will rely on the opinion of Baker Botts L.L.P. on such matters. It is the opinion of Baker Botts L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

•	We will be classified as a partnership for federal income tax purposes; and

•	Each of our operating subsidiaries will be treated as a partnership or will be disregarded as an entity separate from us for federal income tax purposes.
In rendering its opinion, Baker Botts L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Baker Botts L.L.P. has relied include:

•	Neither we nor any of the operating subsidiaries has elected or will elect to be treated as a corporation; and

•
For each taxable year, more than 90% of our gross income has been and will be income of the type that Baker Botts L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe these representations are true and expect that these representations will continue to be true in the future.
If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.
If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.
The discussion below is based on Baker Botts L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.
Limited Partner Status
Unitholders who are admitted as limited partners of Valero Energy Partners LP will be treated as partners of Valero Energy Partners LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Valero Energy Partners LP for federal income tax purposes.
A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”
Income, gains, losses or deductions would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to the tax consequences to them of holding common units in Valero Energy Partners LP. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Valero Energy Partners LP for federal income tax purposes.
Tax Consequences of Unit Ownership
Flow-through of Taxable Income
Subject to the discussion below under “—Tax Consequences of Unit Ownership—Entity-level Collections” we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. The income we allocate to unitholders will generally be taxable as ordinary income. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.
Treatment of Distributions
Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”
A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and/or substantially appreciated “inventory items,” each as defined in the Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.
Ratio of Taxable Income to Distributions
We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31,      , will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be    % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flows, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct.
The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of taxable income to cash distributions to a purchaser of common units in this offering will be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

•
we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units
A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner to the extent of the general partner’s “net value” as defined in Treasury Regulations under Section 752 of the Code, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”
Limitations on Deductibility of Losses
The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.
In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.
In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded limited partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded limited partnerships, or the unitholder’s salary, active business or other income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.
A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded limited partnerships.
Limitations on Interest Deductions
The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.
The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded limited partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.
Entity-level Collections
If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.
Allocation of Income, Gain, Loss and Deduction
In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts, as adjusted to take into account the unitholders’ share of nonrecourse debt, and, second, to our general partner.
Section 704(c) of the Code requires us to assign each asset contributed to us in connection with this offering a “book” basis equal to the fair market value of the asset at the time of this offering. Purchasers of units in this offering are entitled to calculate tax depreciation and amortization deductions and other relevant tax items with respect to our assets based upon that “book” basis, which effectively puts purchasers in this offering in the same position as if our assets had a tax basis equal to their fair market value at the time of this offering. In this context, we use the term “book” as that term is used in Treasury Regulations under Section 704 of the Code. The “book” basis assigned to our assets for this purpose may not be the same as the book value of our property for financial reporting purposes.
Upon any issuance of units by us after this offering, rules similar to those of Section 704(c) described above will apply for the benefit of recipients of units in that later issuance. This may have the effect of decreasing the amount of our tax depreciation or amortization deductions thereafter allocated to purchasers of units in this offering or of requiring purchasers of units in this offering to thereafter recognize “remedial income” rather than depreciation and amortization deductions.
In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.
An allocation of items of our income, gain, loss or deduction, other than an allocation required under the Section 704(c) principles described above, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flows; and

•	the rights of all the partners to distributions of capital upon liquidation.
Baker Botts L.L.P. is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” and “Uniformity of Units,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales
A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.
Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Baker Botts L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”
Alternative Minimum Tax
Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for non-corporate taxpayers is 26% on the first $179,500 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.
Tax Rates
The highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20%. Such rates are subject to change by new legislation at any time.
In addition, a 3.8% Medicare tax, or NIIT, on certain net investment income earned by individuals, estates and trusts applies for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income and (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income and (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins. Recently, the U.S. Department of the Treasury and the IRS issued proposed Treasury Regulations that provide guidance regarding the NIIT. Although the proposed Treasury Regulations are effective for taxable years beginning after December 31, 2013, taxpayers may rely on the proposed Treasury Regulations for purposes of compliance until the effective date of the final regulations. Prospective unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in our common units.
Section 754 Election
We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “—Disposition of Common Units—Constructive Termination.” The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from us. The Section 743

(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (i) his share of our tax basis in our assets, or common basis, and (ii) his Section 743(b) adjustment to that basis.
The timing of deductions attributable to a Section 743(b) adjustment to our common basis will depend upon a number of factors, including the nature of the assets to which the adjustment is allocable, the extent to which the adjustment offsets any Section 704(c) type gain or loss with respect to an asset and certain elections we make as to the manner in which we apply Section 704(c) principles with respect to an asset with respect to which the adjustment is allocable. Please read “—Allocation of Income, Gain, Loss and Deduction.” The timing of these deductions may affect the uniformity of our units. Please read “—Uniformity of Units.”
A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.
The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.
Tax Treatment of Operations
Accounting Method and Taxable Year
We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”
Initial Tax Basis, Depreciation and Amortization
The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by our general partner and its affiliates, and (ii) any other offering will be borne by our general partner and all of our unitholders as of that time. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Part of all of the goodwill, going concern value and other intangible assets we acquire in connection with this offering may not produce any amortization deductions because of the application of the anti-churning restrictions of Section 197 of the Code. Please read “—Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Code.
If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”
The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.
Valuation and Tax Basis of Our Properties
The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.
Disposition of Common Units
Recognition of Gain or Loss
Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.
Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.
Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Both ordinary income and capital gain recognized on a sale of units may be subject to the NIIT in certain circumstances. Please read “—Tax Consequences of Unit Ownership—Tax Rates.”
The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.
Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;
in each case, with respect to the partnership interest or substantially identical property.
Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.
Allocations Between Transferors and Transferees
In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.
Although simplifying conventions are contemplated by the Code and most publicly traded limited partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. Recently, the U.S. Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded limited partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the promotion method we have adopted. Existing publicly traded limited partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Baker Botts L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations. A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter through the month of disposition but will not be entitled to receive that cash distribution.
Notification Requirements
A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.
Constructive Termination
We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has recently announced a publicly traded limited partnership technical termination relief program whereby, if a publicly traded limited partnership that technically terminated requests publicly traded limited partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.
Uniformity of Units
Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. Any non-uniformity could have an impact upon the value of our units. The timing of deductions attributable to Section 743(b) adjustments to the common basis of our assets with respect to persons purchasing units from another unitholder may affect the uniformity of our units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”
For example, some types of depreciable assets are not subject to the typical rules governing depreciation (under Section 168 of the Code) or amortization (under Section 197 of the Code). If we were to acquire any assets of that type, the timing of a unit purchaser’s deductions with respect to Section 743(b) adjustments to the common basis of those assets might differ depending upon when and to whom the unit he purchased was originally issued. We do not currently expect to acquire any assets of that type. However, if we were to acquire a material amount of assets of that type, we intend to adopt tax positions as to those assets that will not result in any such lack of uniformity. Any such tax positions taken by us might result in allocations to some unitholders of smaller depreciation deductions than they would otherwise be entitled to receive. Baker Botts L.L.P. has not rendered an opinion with respect to those types of tax positions. Moreover, the IRS might challenge those tax positions. If we took such a tax position and the IRS successfully challenged the position, the uniformity of our units might be affected, and the gain from the sale of our units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”
Tax-Exempt Organizations and Other Investors
Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.
Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the U.S. because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded limited partnerships, our quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.
In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.
A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.
Administrative Matters
Information Returns and Audit Procedures
We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Baker Botts L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.
The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.
Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner. The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.
A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.
Additional Withholding Requirements
Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Internal Revenue Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the U.S. (“FDAP Income”), or gross proceeds from the sale or other disposition of any property of a type which can produce interest or dividends from sources within the U.S. (“Gross Proceeds”) paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Internal Revenue Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders.
These rules generally will apply to payments of FDAP Income made on or after July 1, 2014 and to payments of relevant Gross Proceeds made on or after January 1, 2017. Thus, to the extent we have FDAP Income or Gross Proceeds after these dates that are not treated as effectively connected with a U.S. trade or business (please read “—Tax-Exempt Organizations and Other Investors”), unitholders who are foreign financial institutions or certain other non-US entities may be subject to withholding on distributions they receive from us, or their distributive share of our income, pursuant to the rules described above.
Prospective investors should consult their own tax advisors regarding the potential application of these withholding provisions to their investment in our common units.

Nominee Reporting
Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

◦	a person that is not a U.S. person;

◦	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

◦	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•
specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.
Accuracy-related Penalties
An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.
For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.
If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.
A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.
In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.
Reportable Transactions
If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Administrative Matters—Information Returns and Audit Procedures.”
Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Administrative Matters—Accuracy-related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, non-deductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.
We do not expect to engage in any “reportable transactions.”
Recent Legislative Developments
The present federal income tax treatment of publicly traded limited partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded limited partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes. Please read “—Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.
State, Local, Foreign and Other Tax Considerations
In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in Arkansas, Louisiana, Mississippi, New Mexico, Tennessee and Texas. Each of those states imposes an income or franchise tax on corporations and other entities. Except for Texas, all of those states currently impose a personal income tax on individuals. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.
It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Baker Botts L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN VALERO ENERGY PARTNERS LP BY EMPLOYEE BENEFIT PLANS
An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA, collectively, “Similar Laws.” For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs or annuities established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements, collectively, “Employee Benefit Plans.” Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•
whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors”; and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.
The person with investment discretion with respect to the assets of an Employee Benefit Plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.
Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit Employee Benefit Plans from engaging, either directly or indirectly, in specified transactions involving “plan assets” with parties that, with respect to the Employee Benefit Plan, are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.
In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the Employee Benefit Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such Employee Benefit Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.
The U.S. Department of Labor regulations and Section 3(42) of ERISA provide guidance with respect to whether, in certain circumstances, the assets of an entity in which Employee Benefit Plans acquire equity interests would be deemed “plan assets.” Under these rules, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a)
the equity interests acquired by the Employee Benefit Plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

(b)
the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)
there is no significant investment by “benefit plan investors,” which is defined to mean that less than 25% of the value of each class of equity interest, disregarding any such interests held by our general partner, its affiliates and certain other persons, is held generally by Employee Benefit Plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above. The foregoing discussion of issues arising for employee benefit plan investments under ERISA and the Internal Revenue Code is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

UNDERWRITING
J.P. Morgan Securities LLC and Barclays Capital Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through the representatives, have severally agreed to purchase from us the following respective number of common shares:

Name	Number of Common Units
J.P. Morgan Securities LLC
Barclays Capital Inc.
Total
The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors. The underwriters are committed to purchase all of the common units offered by us if they purchase any common units.
The following table shows the per common unit and total underwriting discounts and commissions we will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.
Commissions and Expenses

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay J.P. Morgan Securities LLC and Barclays Capital Inc. an aggregate structuring fee equal to     % of the gross proceeds of this offering for evaluation, analysis and structuring of our partnership.
We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $        million.
The underwriters propose to offer the common units directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at the price less a concession not in excess of $     per common unit. The underwriters may allow, and such dealers may reallow, a concession not in excess of $     per common unit to other dealers. After the initial public offering of the common units, the offering price and other selling terms may be changed by the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common units offered in this offering.
We have granted to the underwriters a 30-day option to purchase up to        additional common units at the initial public offering price less the underwriting discount set forth on the cover page of this prospectus.

No Sales of Similar Securities
We, our general partner’s executive officers and directors, our general partner and Valero have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of the representatives, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common units or securities convertible into or exchangeable or exercisable for our common units. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, the representatives may, in their sole discretion, release some or all of the securities from these lock-up agreements.

Indemnification
We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.
New York Stock Exchange
We intend to apply to list our common units on the NYSE under the trading symbol “VLP.”
Price Stabilization, Short Positions
In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common units, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common units while this offering is in progress. These transactions may also include making short sales of our common units, which involve the sale by the underwriters of a greater number of common units than they are required to purchase in this offering and purchasing common units on the open market to cover positions created by short sales. Short sales may be “cover short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing common units in the open market. In making this determination, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option.
Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market that could adversely affect investors who purchased in this offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common units sold by or for the account of that underwriter in stabilizing or short covering transactions.
As a result of these activities, the price of our common units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.
Affiliations
The underwriters and their respective affiliates are full service institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage services. The underwriters and their affiliates may from time to time engage with us and our affiliates and perform services for us and our affiliates in the ordinary course of their businesses for which they will receive customary fees and expenses. Specifically, affiliates of each of the underwriters are lenders under Valero’s revolving credit facilities and will be lenders under our revolving credit facility.
In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively traded debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us or our affiliates. Affiliates of J.P. Morgan Securities LLC and Barclays Capital Inc. are counterparties in various commodity and derivative transactions with Valero. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.
Directed Unit Program
At our request, the underwriters have reserved up to 5% of the common units being offered by this prospectus for sale at the initial public offering price to directors and executive officers of our general partner, directors of Valero and certain other key employees of Valero. The sale will be made by     through a directed unit program. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Any reserved common units not so purchased will be offered by the underwriters to the general public on the same terms as the other common units. Any common units sold in the directed unit program to directors and executive officers of our general partner will be subject to the 180-day lock-up agreements described above.
FINRA
Because the Financial Industry Regulatory Authority, Inc. (“FINRA”) is expected to view the common units offered hereby as interests in a direct participation program the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.
Selling Restrictions
Notice to Prospective Investors in the EEA
In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•
to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;
provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.
For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.
We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.
Notice to Prospective Investors in the U.K.
Our partnership may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognised collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the U.K. to the general public, except in accordance with FSMA. This prospectus is only being distributed in the U.K. to, and is only directed at:

(1)
if our partnership is a CIS and is marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001, as amended (the CIS Promotion Order) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(2)
otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Financial Promotion Order) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(3)	in both cases (1) and (2) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons”).
Our partnership’s common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to our partnership.
Notice to Prospective Investors in Switzerland
This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be distributed in connection with any such public offering. We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, our common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be made available through a public offering in or from Switzerland. Our common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).
Notice to Prospective Investors in Germany
This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Capital Investment Act

(Vermögensanlagengesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht - BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 2 no. 4 of the German Capital Investment Act, and in Section 2 paragraph 11 sentence 2 no.1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.
The offering does not constitute an offer to sell or the solicitation of an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.
Notice to Prospective Investors in the Netherlands
Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

VALIDITY OF THE COMMON UNITS
The validity of our common units will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.
EXPERTS
The combined financial statements of Valero Energy Partners LP Predecessor as of December 31, 2012 and 2011, and for each of the years in the two-year period ended December 31, 2012, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The balance sheet of Valero Energy Partners LP as of August 13, 2013, has been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.
The SEC maintains a website on the internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.
Upon completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at www.        .com and we make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.
We intend to furnish or make available to our unitholders annual reports containing our audited financial statements and furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.
Valero is subject to the information requirements of the Exchange Act, and in accordance therewith files reports and other information with the SEC. You may read Valero’s filings on the SEC’s website and at the public reference room described above or Valero’s website at www.valero.com. Valero’s common stock trades on the NYSE under the symbol “VLO.”

FORWARD-LOOKING STATEMENTS
Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

INTRODUCTION

Set forth on the following pages are the unaudited pro forma combined balance sheet as of June 30, 2013, and the unaudited pro forma combined statements of income for the six months ended June 30, 2013 and the year ended December 31, 2012, together with the notes to unaudited pro forma combined financial statements, (the “pro forma financial statements”), of Valero Energy Partners LP (the “Partnership,” “we” or “us”). The pro forma financial statements have been derived from the historical combined financial statements of Valero Energy Partners LP Predecessor (“Predecessor”), our predecessor for accounting purposes, included elsewhere in this prospectus. The pro forma financial statements should be read in conjunction with our Predecessor’s historical combined financial statements, including the related notes to financial statements. As used in these pro forma financial statements, the term “Valero” may refer to Valero Energy Corporation, one or more of its consolidated subsidiaries (excluding us or our Predecessor), or all of them taken as a whole.

The Partnership will own and operate the business of the Predecessor effective with the closing of this offering. The contribution of the Predecessor’s business to the Partnership will be recorded at cost, as it is a reorganization of entities under common control. The pro forma financial statements have been prepared on the assumption we will be treated as a partnership for U.S. federal income tax purposes.

The pro forma adjustments are based on currently available information and certain estimates and assumptions; therefore, actual adjustments may differ from the pro forma adjustments. However, management believes the assumptions are reasonable for presenting the significant effects of the contemplated transactions and that the pro forma adjustments give appropriate effect to those assumptions, are factually supportable, and are properly applied in the pro forma financial statements.

The pro forma adjustments have been prepared as if the transactions to be effected at the closing of the offering had taken place on June 30, 2013, in the case of the unaudited pro forma combined balance sheet, and as of January 1, 2012, in the case of the unaudited pro forma combined statements of income for the six months ended June 30, 2013 and the year ended December 31, 2012. The pro forma financial statements may not be indicative of the results that actually would have occurred if the Partnership had assumed the operations of our Predecessor on the dates indicated, or the results that will be obtained in the future.
The pro forma financial statements give pro forma effect to the matters described in the accompanying notes, including:

•	Valero’s contribution of all of our Predecessor’s assets to us;

•
our expected entry into a new revolving credit facility with $300 million in available capacity, which we have assumed was not drawn during the periods presented, estimated commitment fees that would have been paid had our revolving credit facility been in place during the periods presented, and the amortization of estimated deferred issuance costs associated with the revolving credit facility;

•
our entry into a master transportation services agreement and a master terminal services agreement with Valero and the recognition of transportation and terminaling revenues that were not recognized by our Predecessor under those agreements for the actual volumes transported and terminaled during the periods and the rates included in those agreements;

•	our entry into an omnibus agreement with Valero, including our general partner;

•	our general partner’s entry into a services and secondment agreement with Valero;

•	our entry into a ground lease agreement with Valero;

•
the consummation of this offering and our issuance of        common units to the public (assuming the underwriters’ option to purchase additional common units from us is not exercised),     general partner units and the incentive distribution rights to our general partner and          common units and      subordinated units to Valero; and

•	the application of the net proceeds of this offering as described in “Use of Proceeds.”

The unaudited pro forma combined financial statements for the six months ended June 30, 2013 and the year ended December 31, 2012 give effect to $1.6 million and $2.9 million, respectively, in incremental general and administrative costs we will incur under the omnibus agreement, as well as $200,000 and $400,000, respectively, in premiums for liability coverage for our directors and officers that we will pay to a Valero captive insurance company. However, the pro forma financial statements do not give effect to an estimated $1.9 million in additional incremental general and administrative expenses that we expect to incur annually as a result of being a separate publicly traded limited partnership.

VALERO ENERGY PARTNERS LP
UNAUDITED PRO FORMA COMBINED BALANCE SHEET
JUNE 30, 2013
 (in thousands)

	Predecessor Historical	Pro Forma Adjustments		Partnership Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$—	$275,525	(a)	$275,525
Accounts receivable	4	—		4
Prepaid expenses	351	—		351
Total current assets	355	275,525		275,880
Property and equipment, at cost	365,458	—		365,458
Accumulated depreciation	(97,476)	—		(97,476)
Property and equipment, net	267,982	—		267,982
Deferred charges	—	2,435	(b)	2,435
Total assets	$268,337	$277,960		$546,297
LIABILITIES AND NET INVESTMENT/ PARTNERS’ CAPITAL
Current liabilities:
Current portion of capital lease obligations	$1,188	$—		$1,188
Deferred revenue	41	—		41
Total current liabilities	1,229	—		1,229
Capital lease obligations, net of current portion	4,573	—		4,573
Deferred income taxes	1,241	—		1,241
Other long-term liabilities	633	—		633
Total liabilities	7,676	—		7,676
Net investment/partners’ capital:
Net investment	260,661	(260,661)	(c)	—
Partners’ capital	—	538,621	(d)	538,621
Total liabilities and net investment/partners’ capital	$268,337	$277,960		$546,297

See Notes to Unaudited Pro Forma Combined Financial Statements.

VALERO ENERGY PARTNERS LP
UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
SIX MONTHS ENDED JUNE 30, 2013
(in thousands, except per unit data)

	Predecessor Historical	Pro Forma Adjustments		Partnership Pro Forma
Operating revenues - related party	$46,343	$29	(e)	$46,372
Costs and expenses:
Operating expenses	9,847	1,057	(f)	10,904
General and administrative expenses	2,414	1,756	(g)	4,170
Depreciation expense	6,453	—		6,453
Total costs and expenses	18,714	2,813		21,527
Operating income	27,629	(2,784)		24,845
Other income, net	50	—		50
Interest expense	(102)	(648)	(h)	(750)
Income before income taxes	27,577	(3,432)		24,145
Income tax expense	1,444	(26)		1,418
Net income	$26,133	$(3,406)		$22,727

Net income per limited partner unit (basic and diluted):
Common units				$	(i)
Subordinated units				$	(i)
Weighted average number of limited partner units outstanding (basic and diluted):
Common units
Subordinated units

 See Notes to Unaudited Pro Forma Combined Financial Statements.

VALERO ENERGY PARTNERS LP
UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2012
(in thousands, except per unit data)

	Predecessor Historical	Pro Forma Adjustments		Partnership Pro Forma
Operating revenues - related party	$86,804	$(2,453)	(e)	$84,351
Costs and expenses:
Operating expenses	26,249	2,100	(f)	28,349
General and administrative expenses	5,016	3,324	(g)	8,340
Depreciation expense	12,881	—		12,881
Total costs and expenses	44,146	5,424		49,570
Operating income	42,658	(7,877)		34,781
Other income, net	337	—		337
Interest expense	(307)	(1,295)	(h)	(1,602)
Income before income taxes	42,688	(9,172)		33,516
Income tax expense	403	(71)		332
Net income	$42,285	$(9,101)		$33,184

Net income per limited partner unit (basic and diluted):
Common units				$	(i)
Subordinated units				$	(i)
Weighted average number of limited partner units outstanding (basic and diluted):
Common units
Subordinated units

See Notes to Unaudited Pro Forma Combined Financial Statements.

VALERO ENERGY PARTNERS LP
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(a)	This adjustment reflects the following increase and decreases to cash:
Increase to cash:

•	Assumed gross proceeds from the initial public offering of $300 million from the issuance of common units and an assumed initial public offering price of $ per unit.
Decreases to cash:

•	Payment of estimated underwriter discounts and structuring fees of $19.1 million.

•
Payment of estimated expenses and costs of the initial public offering of $3.0 million, including legal services, transaction consulting services, auditor fees, filing and printing fees, and exchange listing fees.

•	Payment of estimated revolving credit facility issuance costs of $2.4 million.

(b)
This adjustment reflects the deferral of issuance costs of $2.4 million associated with the establishment of a new revolving credit facility and the recognition of an $85,273 long-term receivable from Valero in connection with Valero’s agreement to indemnify us for certain environmental liabilities.

(c)	This adjustment reflects the elimination of Valero’s net investment in us, and its reclassification to partners’ capital.

(d)	This adjustment reflects the following increases and decreases to partners’ capital:
Increases to partners’ capital:

•
Assumed gross proceeds from the initial public offering of $300 million from the issuance of common units and an assumed initial public offering price of $     per unit. We plan to retain the balance of the initial public offering proceeds, beyond the cash items noted below, in order to fund future capital expenditures associated with our growth plans, including future acquisitions.

•	The elimination of Valero’s net investment in us, and its reclassification to partners’ capital.
Decreases to partners’ capital:

•	Payment of estimated underwriter discounts and structuring fees of $19.1 million, which will be allocated to the public common units at completion of the initial public offering.

•
Payment of estimated expenses and costs of the initial public offering of $3.0 million, including legal services, transaction consulting services, auditor fees, filing and printing fees, and exchange listing fees.

(e)
This adjustment reflects revenues associated with the execution of commercial agreements with Valero. Transportation and terminaling revenues were calculated using the tariff rates and fees in the commercial agreements to be entered into with Valero at or near the time of the initial public offering. Volumes used were historical volumes transported on pipelines or terminaled in facilities included in the Predecessor’s combined financial statements. Although the new commercial agreements provide for minimum volume throughput commitments, which in some cases exceed our 2013 and 2012 historical volumes, payments received in respect of volume shortfalls in the periods presented generally would not have increased revenue in the these periods due to the requirement to defer this revenue until Valero’s right to make up volume deficiencies in future periods expires. During the six months ended June 30, 2013, incremental revenues associated with the expiration of the make-up period from volume shortfalls in the first six months of 2012 was immaterial.

VALERO ENERGY PARTNERS LP
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS (Continued)

(f)	This adjustment reflects the following:

•
$1.04 million for the six months ended June 30, 2013 and $2.07 million for the year ended December 31, 2012 for insurance premiums in excess of those allocated by Valero in the Predecessor’s combined financial statements for business interruption, property, and third-party liability insurance coverage. The insurance premiums that we expect to incur are based on quotes from a Valero captive insurance company from which we will obtain insurance coverage.

•
$17,500 for the six months ended June 30, 2013 and $35,000 for the year ended December 31, 2012 for a ground lease agreement with Valero under which we will lease the land on which the Memphis truck rack is located.

(g)	This adjustment reflects the following:

•
$1.6 million for the six months ended June 30, 2013 and $2.9 million for the year ended December 31, 2012 related to the fee to be charged by Valero for the management of our day-to-day operations after the closing of this offering under the omnibus agreement in excess of such costs allocated by Valero in the Predecessor’s combined financial statements.

•
$200,000 for the six months ended June 30, 2013 and $400,000 for the year ended December 31, 2012 related to the insurance premium for directors and officers insurance coverage that we expect to incur based on a quote from a Valero captive insurance company from which we will obtain insurance coverage.

The pro forma financial statements do not give effect to an estimated $1.9 million in additional incremental general and administrative expenses that we expect to incur annually as a result of being a separate publicly traded partnership, including costs associated with preparing and filing annual and quarterly reports to unit holders, financial statement audits, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees and independent director compensation.

(h)	This adjustment reflects the estimated expenses associated with our new $300 million five-year revolving credit facility as follows:

•	Commitment fee of $412,500 for the six months ended June 30, 2013 and $825,000 for the year ended December 31, 2012 associated with undrawn capacity.

•	Amortization of deferred issuance costs of $235,000 for the six months ended June 30, 2013 and $470,000 for the year ended December 31, 2012 over the five-year term of the facility.

We have assumed the revolving credit facility was not drawn at any time during 2012 or the first six months of 2013 for purposes of the pro forma financial statements.

(i)
We compute income per unit using the two-class method. Net income available to common and subordinated unitholders for purposes of the basic income per unit computation is allocated between the common and subordinated unitholders by applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash. Under the two-class method, any excess of distributions declared over net income shall be allocated to the partners based on their respective sharing of income specified in the partnership agreement. For purposes of the pro forma calculation, we have assumed that distributions were declared for each common and subordinated unit equal to the minimum quarterly distribution for each quarter during 2012 and the first six months of 2013.

Pro forma basic net income per unit is determined by dividing the pro forma net income available to common and subordinated unitholders of the Partnership by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, we have assumed         common

VALERO ENERGY PARTNERS LP
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS (Continued)

units and     subordinated units to be outstanding. All units were assumed to have been outstanding since January 1, 2012.
Pursuant to the partnership agreement, the general partner is entitled to receive certain incentive distributions that, when applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash, will result in less net income allocable to common and subordinated unitholders provided that the net income exceeds certain targets. The incentive distribution rights are a separate equity interest and represent participating securities. No cash distributions would have been declared on the incentive distribution rights during the periods, based upon the assumption that distributions were declared equal to the minimum quarterly distribution.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Valero Energy Corporation
We have audited the accompanying balance sheet of Valero Energy Partners LP (the Partnership) as of August 13, 2013. This balance sheet is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Valero Energy Partners LP as of August 13, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

San Antonio, Texas
September 19, 2013

VALERO ENERGY PARTNERS LP
BALANCE SHEET
AUGUST 13, 2013

ASSETS
Cash	$1,000
Total assets	$1,000

PARTNERS’ CAPITAL
Limited partner	$980
General partner	20
Total partners’ capital	$1,000

See Notes to Balance Sheet.

VALERO ENERGY PARTNERS LP
NOTES TO BALANCE SHEET

1. DESCRIPTION OF THE BUSINESS
Valero Energy Partners LP (the “Partnership”) is a Delaware limited partnership formed on July 24, 2013 by Valero Energy Partners GP LLC (the “General Partner”) and Valero Terminaling and Distribution Company (the “Limited Partner”), each of which are indirect wholly owned subsidiaries of Valero Energy Corporation. The Partnership was formed to acquire certain logistics assets from the operating subsidiaries of Valero Energy Partners LP Predecessor.
On August 13, 2013, the Limited Partner contributed $980 to the Partnership in exchange for a 98 percent limited partner interest, and the General Partner contributed $20 to the Partnership in exchange for a 2 percent general partner interest. There have been no other transactions involving the Partnership as of August 13, 2013.
2. SUBSEQUENT EVENTS
We have evaluated subsequent events that occurred after August 13, 2013 through the filing of this Form S-1. Any material subsequent events that occurred during this time have been properly recognized or disclosed in this balance sheet or notes to balance sheet.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
Valero Energy Corporation
We have audited the accompanying combined balance sheets of Valero Energy Partners LP Predecessor (the Predecessor) as of December 31, 2012 and 2011, and the related combined statements of income, changes in net investment, and cash flows for each of the years in the two-year period ended December 31, 2012. These financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Valero Energy Partners LP Predecessor as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP

San Antonio, Texas
September 19, 2013

VALERO ENERGY PARTNERS LP PREDECESSOR
COMBINED BALANCE SHEETS
(in thousands)

	June 30, 2013	December 31,
		2012	2011
ASSETS	(unaudited)
Current assets:
Cash and cash equivalents	$—	$—	$—
Accounts receivable	4	7	15
Prepaid expenses	351	261	503
Total current assets	355	268	518
Property and equipment, at cost	365,458	363,940	358,742
Accumulated depreciation	(97,476)	(91,702)	(80,272)
Property and equipment, net	267,982	272,238	278,470
Total assets	$268,337	$272,506	$278,988
LIABILITIES AND NET INVESTMENT
Current liabilities:
Current portion of capital leases	$1,188	$1,111	$970
Deferred revenue	41	—	—
Total current liabilities	1,229	1,111	970
Capital lease obligations, net of current portion	4,573	5,405	6,952
Deferred income taxes	1,241	—	—
Other long-term liabilities	633	621	599
Total liabilities	7,676	7,137	8,521
Net investment	260,661	265,369	270,467
Total liabilities and net investment	$268,337	$272,506	$278,988

See Notes to Combined Financial Statements.

VALERO ENERGY PARTNERS LP PREDECESSOR
COMBINED STATEMENTS OF INCOME
(in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)
Operating revenues - related party	$46,343	$40,410	$86,804	$73,136
Costs and expenses:
Operating expenses	9,847	13,962	26,249	26,373
General and administrative expenses	2,414	2,508	5,016	4,351
Depreciation expense	6,453	6,936	12,881	15,978
Total costs and expenses	18,714	23,406	44,146	46,702
Operating income	27,629	17,004	42,658	26,434
Other income, net	50	132	337	142
Interest expense	(102)	(170)	(307)	(429)
Income before income taxes	27,577	16,966	42,688	26,147
Income tax expense	1,444	188	403	311
Net income	$26,133	$16,778	$42,285	$25,836

See Notes to Combined Financial Statements.

VALERO ENERGY PARTNERS LP PREDECESSOR
COMBINED STATEMENTS OF CHANGES IN NET INVESTMENT
(in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)
Balance as of beginning of period	$265,369	$270,467	$270,467	$250,729
Net income	26,133	16,778	42,285	25,836
Net transfers to Valero	(30,841)	(20,569)	(47,383)	(6,098)
Balance as of end of period	$260,661	$266,676	$265,369	$270,467

See Notes to Combined Financial Statements.

VALERO ENERGY PARTNERS LP PREDECESSOR
COMBINED STATEMENTS OF CASH FLOWS
(in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)
Cash flows from operating activities:
Net income	$26,133	$16,778	$42,285	$25,836
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	6,453	6,936	12,881	15,978
Deferred tax expense	1,241	—	—	—
Changes in current assets and current liabilities:
Accounts receivable	3	8	8	91
Prepaid expenses	(90)	152	242	(21)
Deferred revenue	41	41	—	—
Amortization of fair value adjustment to capital lease	(218)	(218)	(436)	(436)
Net cash provided by operating activities	33,563	23,697	54,980	41,448
Cash flows from investing activities:
Capital expenditures	(2,154)	(3,682)	(7,650)	(36,054)
Net cash used in investing activities	(2,154)	(3,682)	(7,650)	(36,054)
Cash flows from financing activities:
Repayments of capital lease obligations	(537)	(469)	(970)	(847)
Net transfers to Valero	(30,872)	(19,546)	(46,360)	(4,547)
Net cash used in financing activities	(31,409)	(20,015)	(47,330)	(5,394)
Net increase in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at beginning of period	—	—	—	—
Cash and cash equivalents at end of period	$—	$—	$—	$—

See Notes to Combined Financial Statements.

VALERO ENERGY PARTNERS LP PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS

1. BUSINESS, BASIS OF PRESENTATION AND SUBSEQUENT EVENTS
Business
Valero Energy Partners LP (the “Partnership”) is a Delaware limited partnership formed on July 24, 2013 by Valero Energy Partners GP LLC (the “General Partner”) and Valero Terminaling and Distribution Company (the “Limited Partner”), each of which are indirect wholly owned subsidiaries of Valero Energy Corporation. References to “Valero” may refer to Valero Energy Corporation, one or more of its subsidiaries, or all of them taken as a whole. In anticipation of a proposed initial public offering (“IPO”) of common units by the Partnership, Valero identified certain crude oil and refined petroleum product pipelines, terminals and other logistics assets (as described below and referred to as the “Contributed Assets”) that will be contributed to Valero Energy Partners LP in connection with the IPO. Valero Energy Partners LP Predecessor reflects the assets, liabilities, net investment and results of operations of the Contributed Assets of Valero. References in these combined financial statements to “we,” “our,” “us” and similar expressions refer to Valero Energy Partners LP Predecessor.
The Contributed Assets consist of the following three systems:

•
Port Arthur Logistics System. The Port Arthur logistics system is a crude oil and refined petroleum products pipeline and terminal system that supports Valero’s 310,000 barrel per day refinery in Port Arthur, Texas, and is comprised of the following:

◦	Lucas Crude System. The Lucas crude system is the primary source for delivery of crude oil to the Port Arthur Refinery.

◦	Port Arthur Products System. This system, which is connected to third-party pipeline systems, serves as a distribution outlet for refined petroleum products at the Port Arthur refinery.

•
McKee Products System. The McKee products system is a refined petroleum products pipeline and terminal system that supports Valero’s 170,000 barrel per day McKee refinery in Sunray, Texas. The system connects the McKee refinery to our refined petroleum products terminal in El Paso, Texas and on to Kinder Morgan’s SFPP system for marketing destinations in Arizona. We own a 33⅓% undivided interest in the assets and the remaining undivided interest is owned by NuStar Logistics, LP.

•
Memphis Logistics System. The Memphis logistics system is a crude oil and refined petroleum products pipeline and terminal system that supports Valero’s 195,000 barrel per day refinery in Memphis, Tennessee, and is comprised of the following:

◦	Collierville Crude System. The Collierville crude system is the primary source for delivery of crude oil to the Memphis refinery.

◦
Memphis Products System. The Memphis products system is the primary distribution outlet for refined petroleum products produced at the Memphis refinery and is comprised of the Shorthorn pipeline system, the Memphis Airport pipeline system, the West Memphis terminal and the Memphis truck rack.

We generate revenues by providing fee-based transportation and terminaling services to Valero and by leasing certain crude oil and refined petroleum products storage capacity to Valero. Because we do not take ownership of or receive any payments based on the value of the crude oil or refined petroleum products that we handle and do not engage in the trading of any commodities, we have no direct exposure to commodity price fluctuations. Our operations consist of one reportable segment.
Basis of Presentation
These financial statements were prepared in connection with the proposed IPO of the Partnership and were derived from the consolidated financial statements and accounting records of Valero. These financial statements reflect the

VALERO ENERGY PARTNERS LP PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

combined historical financial position, results of operations and cash flows of the Contributed Assets that are owned by direct and indirect wholly owned subsidiaries of Valero, including an allocable portion of Valero’s corporate costs. The legal transfer of the assets, liabilities and operations of the Contributed Assets has yet to take place. However, for ease of reference, these financial statements are referred to as those of Valero Energy Partners LP Predecessor.
These financial statements are presented as if the operations of the Contributed Assets had been combined for all years presented. There were no transactions among the operations of the Contributed Assets; therefore, there were no intercompany transactions or accounts to be eliminated in connection with the combination of these operations. The assets and liabilities in these combined balance sheets have been reflected on a historical cost basis as, immediately prior to the proposed IPO, all of the assets and liabilities presented are wholly owned by Valero and will be transferred within Valero’s consolidated group. The combined statements of income also include expense allocations for certain corporate functions historically performed by Valero and not allocated to the Contributed Assets, including allocations of general corporate expenses related to executive oversight, accounting, treasury, tax, legal, procurement and information technology, and engineering. These allocations were based primarily on specific identification of time and/or activities associated with the Contributed Assets, employee headcount or capital expenditures. Our management believes the assumptions underlying the financial statements, including the assumptions regarding the allocation of general corporate expenses from Valero, are reasonable. Nevertheless, the financial statements may not include all of the expenses that would have been incurred had we been a stand-alone company during the years presented and may not reflect our financial position, results of operations and cash flows had we been a stand-alone company during the years presented.
Valero uses a centralized approach to the cash management and financing of its operations. We transfer cash to Valero daily and Valero funds our operating and investing activities as needed. Accordingly, cash held by Valero at the corporate level was not allocated to us for any of the years presented. We reflected transfers of cash to and from Valero’s cash management system as a component of “Net investment” on our balance sheets, and these net transfers of cash are reflected as a financing activity in our statements of cash flows. We have also not included any interest income on the net cash transfers to Valero.
The financial statements as of June 30, 2013, and for the six months ended June 30, 2013 and 2012, included herein, are unaudited. These financial statements include all known accruals and adjustments necessary, in the opinion of management, for a fair presentation of the combined financial position of the Contributed Assets and its results of operations and cash flows for the interim periods. Unless otherwise specified, all such adjustments are of a normal and recurring nature. The results of operations for the six months ended June 30, 2013 are not necessarily indicative of the results to be expected for the year ending December 31, 2013.
Subsequent Events
We have evaluated events that occurred after June 30, 2013 through the filing of this Form S-1 Registration Statement. Any material subsequent events that occurred during this time have been properly recognized or disclosed in these financial statements.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Net Investment
Net investment represents Valero’s historical investment in us, our accumulated net earnings after taxes, and the net effect of transactions with, and allocations from, Valero.
Use of Estimates
The preparation of financial statements in conformity with United States (“U.S.”) generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. On an ongoing basis, we review

VALERO ENERGY PARTNERS LP PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

our estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.
Property and Equipment
The cost of property and equipment purchased or constructed, including betterments of property assets, is capitalized. However, the cost of repairs and normal maintenance of property and equipment is expensed when incurred. Betterments of property and equipment are those that extend the useful lives of the property and equipment or improve the safety of our operations. The cost of property and equipment constructed includes certain overhead costs allocable to the construction activities. Property and equipment also includes our 33⅓% undivided interest in certain assets.
When property and equipment are retired or replaced, the cost and related accumulated depreciation are eliminated, with any gain or loss reflected in depreciation expense, unless such amounts are reported separately due to materiality.
Depreciation of property and equipment is recorded on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements and assets acquired under capital leases are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the related asset.
Impairment of Assets
Long-lived assets, which include property and equipment, are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. A long-lived asset is not recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not recoverable, an impairment loss is recognized for the amount by which the carrying amount of the long-lived asset exceeds its fair value, with fair value determined based on discounted estimated net cash flows or other appropriate methods.
Asset Retirement Obligations
We record a liability, which is referred to as an asset retirement obligation, at fair value for the estimated cost to retire a tangible long-lived asset at the time we incur that liability, which is generally when the asset is purchased, constructed, or leased. We record the liability when we have a legal obligation to incur costs to retire the asset and when a reasonable estimate of the fair value of the liability can be made. If a reasonable estimate cannot be made at the time the liability is incurred, we record the liability when sufficient information is available to estimate the liability’s fair value.
We record a discounted liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset. We depreciate the amount added to property and equipment and recognize accretion expense in connection with the discounted liability over the remaining life of the long-lived asset. Accretion expense is reflected in depreciation expense.

Environmental Matters
Liabilities for future remediation costs are recorded when environmental assessments from governmental regulatory agencies and/or remedial efforts are probable and the costs can be reasonably estimated. Other than for assessments, the timing and magnitude of these accruals generally are based on the completion of investigations or other studies or a commitment to a formal plan of action. Environmental liabilities are based on best estimates of probable undiscounted future costs using currently available technology and applying current regulations, as well as our own internal environmental policies, without establishing a range of loss for these liabilities. Environmental liabilities are difficult to assess and estimate due to uncertainties related to the magnitude of possible remediation, the timing of such remediation and the determination of our obligation in proportion to other parties. Such estimates are subject to change due to many factors, including the identification of new sites requiring remediation, changes in environmental laws and regulations and their interpretation, additional information related to the extent and nature of remediation efforts and potential improvements in remediation technologies. Amounts recorded for environmental liabilities have not been reduced by possible recoveries from third parties.

VALERO ENERGY PARTNERS LP PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Revenue Recognition
Revenues are recognized for the transportation of crude oil and refined petroleum products upon delivery of actual volumes transported at contractual tariff rates. Revenues are recognized for crude oil and refined petroleum products terminaling as performed based on contractual rates related to throughput volumes.
Revenues are also recognized under various operating leases with Valero for crude oil and refined petroleum product storage capacity, and these leases do not contain escalating rates. In connection with the IPO, we will enter into commercial agreements with Valero under which we will no longer lease storage capacity to Valero, but we will provide crude oil and refined petroleum product terminaling services to Valero at these locations with revenues based on contractual rates and throughput volumes.
All of our revenues were derived from Valero, and the contractual rates do not necessarily reflect market rates for the historical years presented. See Note 3 for additional information about our related-party transactions with Valero.
Employee Benefit Plans
The employees supporting our operations are employees of Valero and its affiliates. Their payroll costs and employee benefit plan costs are charged to us by Valero. Valero sponsors various employee pension and postretirement health and life insurance plans. For purposes of these financial statements, we are considered to be participating in multiemployer benefit plans of Valero. As a participant in multiemployer benefit plans, we recognize as expense in each period an allocation from Valero, and we do not recognize any employee benefit plan assets or liabilities. While we are considered to participate in multiemployer plans of Valero for the purposes of presenting these financial statements, those benefit plans are not technically multiemployer plans. Therefore, we have not included the disclosures required for multiemployer plans.
Income Taxes
Income taxes are accounted for under the asset and liability method, as if we were a separate taxpayer rather than a member of Valero’s consolidated tax return. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred amounts are measured using enacted tax rates expected to apply to taxable income in the year those temporary differences are expected to be recovered or settled.
Our taxable income was included in the consolidated U.S. federal income tax returns of Valero and in certain consolidated state income tax returns. Following the IPO of the Partnership, our operations will be treated as a partnership for federal and state income tax purposes, with each partner being separately taxed on its share of the taxable income. Therefore, we have excluded income taxes from these financial statements, except for certain states that tax partnerships.
We classify any interest expense and penalties related to the underpayment of income taxes in income tax expense.
Comprehensive Income
We have not reported comprehensive income due to the absence of items of other comprehensive income in the years presented.
Financial Instruments
Our financial instruments include accounts receivable, the fair value of which approximates the carrying amount.
Net Income per Unit
During the periods presented, we were wholly owned by Valero. Accordingly, we have not presented net income per unit.

VALERO ENERGY PARTNERS LP PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

3. RELATED-PARTY TRANSACTIONS

We are part of the consolidated operations of Valero, and all of our revenues were derived from transactions with Valero. We provided crude oil and refined petroleum products pipeline transportation and terminaling services to Valero. The contractual rates used for these revenue transactions may be materially different than rates we might have received had they been transacted with third parties.
Valero also provided substantial labor and overhead support for us related to Valero employees for their operation of business and management oversight of our day-to-day operations. Employee benefit expenses such as medical insurance, life insurance and employee benefit plan expenses, including stock-based compensation, were allocated to us based on Valero’s determination of actual costs attributable to employees who provide services to us and were recorded as components of operating expenses and general and administrative expenses. As discussed in Note 1, Valero also charged us for certain corporate functions performed on our behalf that were recorded as general and administrative expenses. Allocations for general and administrative services included such items as executive oversight, accounting, treasury, tax, legal, procurement and information technology, and engineering. These allocations were based primarily on specific identification of time and/or activities associated with the Contributed Assets, employee headcount or capital expenditures.
The following table reflects significant transactions with Valero (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)
Operating revenues - related party	$46,343	$40,410	$86,804	$73,136
Operating expenses	2,961	2,703	5,353	4,931
General and administrative expenses	2,414	2,508	5,016	4,351
We recognized revenues from Valero under various operating leases for crude oil and refined petroleum products storage capacity, and these leases do not contain escalating rates. The lease revenues totaled $10.0 million and $9.3 million for the six months ended June 30, 2013 and 2012, respectively, and $18.4 million and $18.2 million for the years ended December 31, 2012 and 2011, respectively. In connection with the IPO, we will enter into commercial agreements with Valero under which we will no longer lease storage capacity to Valero, but we will provide crude oil and refined petroleum products terminaling services to Valero at these locations with revenues based on contractual rates and throughput volumes.
Our management believes the charges allocated to us are a reasonable reflection of the utilization of services provided. However, those allocations may not fully reflect the expenses that would have been incurred had we been a stand-alone company during the years presented and cannot be presumed to be carried out on an arm’s-length basis as the requisite conditions of competitive, free-market dealings may not exist.
For purposes of these financial statements, payables and receivables related to transactions between us and Valero are included as a component of the net investment.

VALERO ENERGY PARTNERS LP PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Net Investment
The following is a reconciliation of the amounts presented as “Net transfers to Valero” on our statements of changes in net investment and the amounts presented as “Net transfers to Valero” on our statements of cash flows (in thousands).

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)
Net transfers to Valero per statements of changes in net investment	$(30,841)	$(20,569)	$(47,383)	$(6,098)
Non-cash transfers from (to) Valero	(31)	1,023	1,023	1,551
Net transfers of cash to Valero per statements of cash flows	$(30,872)	$(19,546)	$(46,360)	$(4,547)

Non-cash transfers primarily represent the change in amounts accrued for capital expenditures as we do not reflect capital expenditures in our statements of cash flows until such amounts are paid.

Concentration Risk
Our revenues were derived solely from Valero. Therefore, we are subject to the business risks associated with Valero’s business.
As of June 30, 2013 and December 31, 2012, we had no material receivables from third parties. Accordingly, we had limited exposure due to concentrations of credit risk.

4. PROPERTY AND EQUIPMENT

Property and equipment were as follows (in thousands):

	Estimated Useful Lives	June 30, 2013	December 31,
			2012	2011
		(unaudited)
Pipelines and related assets	25 to 40 years	$244,225	$243,764	$240,023
Terminals and related assets	20 to 40 years	111,314	107,588	105,935
Other	5 to 27 years	5,496	5,398	5,171
Land	N/A	3,832	3,832	3,832
Construction-in-progress	N/A	591	3,358	3,781
		365,458	363,940	358,742
Accumulated depreciation		(97,476)	(91,702)	(80,272)
Property and equipment, net		$267,982	$272,238	$278,470

We had certain pipelines recorded under capital leases that totaled $15.8 million as of June 30, 2013, and December 31, 2012 and 2011. Accumulated depreciation on these assets under capital leases was $11.2 million as of June 30, 2013, and $10.5 million and $9.1 million as of December 31, 2012 and 2011, respectively. See Note 6 for a description of future minimum rentals.
Depreciation expense was $6.4 million and $6.9 million for the six months ended June 30, 2013 and 2012, respectively, and $12.9 million and $16.0 million for the years ended December 31, 2012 and 2011, respectively.

VALERO ENERGY PARTNERS LP PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

5. OTHER LONG-TERM LIABILITIES
Asset Retirement Obligations
We have asset retirement obligations with respect to certain of our pipelines and terminals that we are required to perform under law or contract once the asset is retired from service, and we have recognized obligations to restore certain leased properties to substantially the same condition as when such property was delivered to us or to its improved condition as prescribed by the lease agreements. With respect to all other property and equipment, it is our practice and current intent to maintain these assets and continue to make improvements to these assets as warranted. As a result, we believe that these assets have indeterminate lives for purposes of estimating asset retirement obligations because dates or ranges of dates upon which we would retire these assets cannot reasonably be estimated at this time; therefore, no asset retirement obligations have been recorded for these assets as of June 30, 2013 and December 31, 2012 and 2011. We will recognize a liability at such time when sufficient information exists to estimate a range of potential settlement dates that is needed to employ a present value technique to estimate fair value.
Changes in our asset retirement obligations were as follows (in thousands):

	June 30, 2013	December 31,
		2012	2011
	(unaudited)
Balance as of beginning of period	$536	$514	$429
Additions to accrual	—	—	67
Accretion expense	11	22	18
Balance as of end of period	$547	$536	$514

We do not expect any short-term spending and, as a result, there is no current liability reported for asset retirement obligations as of June 30, 2013 and December 31, 2012 and 2011.
There are no assets that are legally restricted for purposes of settling our asset retirement obligations.
Accrued Environmental Costs
We had accrued environmental costs of $85,273 as of June 30, 2013 and December 31, 2012 and 2011 related to oversight costs for the cleanup at a terminal location, which we expect to be indemnified by Valero upon the IPO of the Partnership.
6. COMMITMENTS AND CONTINGENCIES
Leases
We have long-term operating lease commitments for land used in the storage and transportation of crude oil and refined petroleum products. In general, these operating lease agreements have remaining primary terms that expire during 2016. These leases contain either of the following renewal options: (i) renew at the same rental payment for 30 years or (ii) renew at the then fair rental value or negotiated value for five years.
We also have certain pipeline assets under capital lease agreements as described in Note 4. These capital lease agreements have remaining terms that expire during 2016 and have automatic renewal terms for 30 years with renewal rentals adjusted for inflation.

VALERO ENERGY PARTNERS LP PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

As of December 31, 2012, our future minimum rentals for leases having initial or remaining noncancelable lease terms in excess of one year were as follows (in thousands):

	Operating Leases	Capital Leases
2013	$310	$1,712
2014	310	1,712
2015	309	1,712
2016	44	1,138
2017	44	—
Total minimum rental payments	$1,017	6,274
Less interest expense		(1,356)
Unamortized fair value adjustment		1,598
Capital lease obligations		$6,516

The unamortized fair value adjustment is the remaining balance as of December 31, 2012 of a fair value adjustment recorded in connection with capital leases acquired as part of a business acquisition in September 2005.
Rental expense for all operating leases was $155,000 and $154,000 for the six months ended June 30, 2013 and 2012, respectively, and $308,000 and $306,000 for the years ended December 31, 2012 and 2011, respectively.
Litigation Matters
From time to time, we are party to claims and legal proceedings arising in the ordinary course of business. We also may be required by existing laws and regulations to report the release of hazardous substances and begin a remediation study. We have not recorded a loss contingency liability as there are no matters that we have determined that a loss has been incurred. We re-evaluate and update our loss contingency liabilities as matters progress over time, and we believe that any changes to the recorded liabilities will not be material to our financial position, results of operations or liquidity.

7. INCOME TAXES
Components of income tax expense were as follows (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)
Current U.S. state	$203	$188	$403	$311
Deferred U.S. state	1,241	—	—	—
Income tax expense	$1,444	$188	$403	$311
We are not a taxable entity for U.S. federal income tax purposes or for the majority of states that impose an income tax. Our income tax expense results from state laws that apply to entities organized as partnerships, primarily in the state of Texas. The difference between income tax expense recorded by us and income taxes computed by applying the statutory federal income tax rate (35% for all years presented) to income before income tax expense is due to the fact that the majority of our income is not subject to federal income tax as described above.

VALERO ENERGY PARTNERS LP PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The tax effects of significant temporary differences representing deferred income tax liabilities related to property and equipment resulting from a change in the law during the second quarter of 2013 with respect to the Texas margin tax, which allows certain pipeline entities to take higher deductions for purposes of computing Texas margin tax.
As of June 30, 2013 and December 31, 2012 and 2011, we had no liability reported for unrecognized tax benefits. We did not have any interest or penalties related to income taxes during the six months ended June 30, 2013 and 2012, and the years ended December 31, 2012 and 2011.
8. EMPLOYEE BENEFIT PLANS
Pension and Retirement Savings Plans
Employees who directly or indirectly support our operations participate in the pension, postretirement health and life insurance, and defined contribution benefit plans sponsored by Valero. Costs associated with these benefit plans were included in the costs allocated to us from Valero and were included in either operating expenses or general and administrative expenses, depending on the nature of the employee’s role in our operations.
Stock-based Compensation
We currently do not have any stock compensation plans. Instead, our eligible employees participate in Valero’s 2011 Omnibus Stock Incentive Plan (the “OSIP”), which authorizes the grant of various stock and stock-based awards. Awards available under the OSIP include options to purchase shares of common stock of Valero, performance awards that vest upon the achievement of an objective performance goal, stock appreciation rights, and restricted stock that vests over a period determined by Valero’s compensation committee. Prior to the approval of the OSIP by Valero’s stockholders, most of the equity awards granted to our employees were made under Valero’s 2005 Omnibus Stock Incentive Plan and 2003 Employee Stock Incentive Plan. Certain Valero employees supporting our operations were historically granted these types of awards. Stock-based compensation costs were allocated to us from Valero and were included in operating expenses and general and administrative expenses.
Summary of Employee Benefit Plan Costs
Our share of pension and postretirement costs, defined contribution plan costs, and stock-based compensation costs was as follows (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)
Pension and postretirement costs	$372	$303	$599	$469
Defined contribution plan costs	138	133	263	270
Stock-based compensation costs	13	52	103	64

Appendix A
Form of First Amended and Restated Agreement of Limited Partnership
of Valero Energy Partners LP

[To Be Filed By Amendment]

A-1

Appendix B
Glossary of Terms
Available cash: cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner.
Barrel:  One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to crude oil or other liquid hydrocarbons.
Bbl: Barrel.
BPD: Barrel per day.
Common carrier pipeline: A pipeline engaged in the transportation of crude oil, refined petroleum products or NGL as a common carrier for hire.
CPI: Consumer Price Index.
Crude oil: A mixture of hydrocarbons that exists in liquid phase in underground reservoirs.
Current market price: For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.
DOT: Department of Transportation.
EPAct: Energy Policy Act of 1992.
FERC: Federal Energy Regulatory Commission.
GAAP: United States generally accepted accounting principles.
ICA: Interstate Commerce Act.
Kinder Morgan: Kinder Morgan Energy Partners, L.P. and its affiliates, as applicable.
MBbls: One thousand barrels.
MBD: One thousand barrels per day.
MBPH: One thousand barrels per hour.
NGL: Natural gas liquids, which are the hydrocarbon liquids contained within natural gas.
NuStar: NuStar Energy, L.P. and its affiliates, as applicable.
Oiltanking: Oiltanking Partners, L.P. and its affiliates, as applicable.
PHMSA: Pipeline and Hazardous Materials Safety Administration.
PPI: Producer Price Index for Finished Goods, as provided by the U.S. Department of Labor, Bureau of Labor Statistics.
RBOB: Reformulated blendstock for oxygenate blending, referring to motor gasoline blending components intended for blending with oxygenates to produce finished conventional motor gasoline.
Refined petroleum products: Hydrocarbon compounds, such as gasoline, diesel fuel, jet fuel and residual fuel, that are produced by a refinery.

B-1

SCADA: Supervisory control and data acquisition.
Sour crude oil: Crude oil that is relatively high in sulfur content, requiring additional processing to remove the sulfur.
Sunoco Logistics: Sunoco Logistics Partners L.P., and its affiliates, as applicable.
Sweet crude oil: Crude oil that is relatively low in sulfur content, requiring less processing to remove the sulfur.
Throughput: The volume of crude oil and refined petroleum products transported or passing through a refinery, pipeline, terminal or other facility during a particular period.
TRRC: Texas Railroad Commission.
ULSD: Ultra-low-sulfur diesel.

B-2

Common units
Representing limited partner interests

Prospectus

J.P. Morgan

Barclays

Through and including         , 2013 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II
Information Not Required in the Prospectus
Item 13. Other Expenses of Issuance and Distribution
Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE filing fee, the amounts set forth below are estimates.

SEC registration fee	$47,058
FINRA filing fee	52,250
NYSE listing fee	*
Printing and engraving expenses	*
Fees and expenses of legal counsel	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous	*
Total	*
* To be completed by amendment.
Item 14. Indemnification of Directors and Officers
Valero Energy Partners LP
Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever. The section of the prospectus entitled “Our Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by reference.
The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of Valero Energy Partners LP and our general partner, their officers and directors, and any person who controls our general partner, including indemnification for liabilities under the Securities Act.
Valero Energy Partners GP LLC
Subject to any terms, conditions or restrictions set forth in the limited liability company agreement, Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.
Under the limited liability agreement of our general partner, in most circumstances, our general partner will indemnify the following persons, to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings (whether civil, criminal, administrative or investigative):

•	any person who is or was an affiliate of our general partner (other than us and our subsidiaries);

•	any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner or any affiliate of our general partner;

•
any person who is or was serving at the request of our general partner or any affiliate of our general partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person; and

•	any person designated by our general partner.
Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of our general partner or any of its direct or indirect subsidiaries.
Item 15. Recent Sales of Unregistered Securities
On July 24, 2013, in connection with its formation, Valero Energy Partners LP issued to (i) Valero Energy Partners GP LLC the 2% general partner interest in the partnership for $20 and (ii) to Valero Terminaling and Distribution Company, the 98% limited partner interest in the partnership for $980 in an offering exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.
Item 16. Exhibits
The following documents are filed as exhibits to this registration statement:

Number	Description
1.1*	Form of Underwriting Agreement (including form of Lock-up Agreement)

3.1	Certificate of Limited Partnership of Valero Energy Partners LP

3.2*	Form of First Amended and Restated Agreement of Limited Partnership of Valero Energy Partners LP

3.3	Certificate of Formation of Valero Energy Partners GP LLC

3.4*	Form of First Amended and Restated Limited Liability Company Agreement of Valero Energy Partners GP LLC

5.1*	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered

8.1*	Opinion of Baker Botts L.L.P. relating to tax matters

10.1*	Form of Credit Agreement

10.2*	Form of Contribution, Conveyance and Assumption Agreement

10.3*	Form of Valero Energy Partners LP 2013 Incentive Compensation Plan

10.4*	Form of Omnibus Agreement

10.5*	Form of Services and Secondment Agreement

10.6*	Form of Master Transportation Services Agreement

10.7*	Form of Master Terminal Services Agreement

10.8*	Form of Tax Sharing Agreement

10.9*	Form of Ground Lease Agreement

21.1*	List of Subsidiaries of Valero Energy Partners LP

23.1	Consent of KPMG LLP

23.2*	Consent of Baker Botts L.L.P. (contained in Exhibit 5.1)

23.3*	Consent of Baker Botts L.L.P. (contained in Exhibit 8.1)

24.1	Powers of Attorney (contained on the signature page to this Registration Statement)
*     To be filed by amendment.

Item 17. Undertakings
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to this offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to this offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to this offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in this offering made by the undersigned registrant to the purchaser.
The undersigned registrant hereby undertakes that:

(i)
For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(ii)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(iii)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with Valero (including our general partner and its affiliates) and of fees, commissions, compensation and other benefits paid, or accrued to Valero for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.
The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on September 19, 2013.

Valero Energy Partners LP

By:	Valero Energy Partners GP LLC
its general partner

By:	/s/ Joseph W. Gorder
Joseph W. Gorder
Chief Executive Officer

Each person whose signature appears below appoints Joseph W. Gorder, Richard F. Lashway and Donna M. Titzman, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and the dates indicated.

Name	Title	Date
/s/ Joseph W. Gorder	Director and Chief Executive Officer (Principal Executive Officer)	September 19, 2013
Joseph W. Gorder

/s/ Donna M. Titzman	Director, Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	September 19, 2013
Donna M. Titzman

/s/ Richard F. Lashway	Director, President and Chief Operating Officer	September 19, 2013
Richard F. Lashway

/s/ William R. Klesse	Chairman of the Board of Directors	September 19, 2013
William R. Klesse

INDEX TO EXHIBITS

Number	Description
1.1*	Form of Underwriting Agreement (including form of Lock-up Agreement)

3.1	Certificate of Limited Partnership of Valero Energy Partners LP

3.2*	Form of First Amended and Restated Agreement of Limited Partnership of Valero Energy Partners LP

3.3	Certificate of Formation of Valero Energy Partners GP LLC

3.4*	Form of First Amended and Restated Limited Liability Company Agreement of Valero Energy Partners GP LLC

5.1*	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered

8.1*	Opinion of Baker Botts L.L.P. relating to tax matters

10.1*	Form of Credit Agreement

10.2*	Form of Contribution, Conveyance and Assumption Agreement

10.3*	Form of Valero Energy Partners LP 2013 Incentive Compensation Plan

10.4*	Form of Omnibus Agreement

10.5*	Form of Services and Secondment Agreement

10.6*	Form of Master Transportation Services Agreement

10.7*	Form of Master Terminal Services Agreement

10.8*	Form of Tax Sharing Agreement

10.9*	Form of Ground Lease Agreement

21.1*	List of Subsidiaries of Valero Energy Partners LP

23.1	Consent of KPMG LLP

23.2*	Consent of Baker Botts L.L.P. (contained in Exhibit 5.1)

23.3*	Consent of Baker Botts L.L.P. (contained in Exhibit 8.1)

24.1	Powers of Attorney (contained on the signature page to this Registration Statement)
*     To be filed by amendment.